UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO’s 3rd Quarterly Report for the year 2021

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: December 9, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
		Name :	Chung, Kyung-Jin
		Title :	Head of Finance Office

Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2021 to September 30, 2021)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2021 to September 30, 2021)

To:	Korean Financial Services Commission and Korea Exchange

2

ø	Attachment: Independent auditors’ review reports on consolidated and separate financial statements

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

The Company’s business scope is as follows:

Business
(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;
(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;
(5) To engage in leasing of real estate and distribution businesses;
(6) To engage in the supply of district heating business;
(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;
(8) To engage in educational service and other services related to business;
(9) To engage in manufacture, process and sale of non-ferrous metal;
(10) To engage in technology license sales and engineering business; and
(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2) Steel Works and Offices

(a) Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b) Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c) Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d) Overseas Offices: In order to support international businesses, the Company operates five overseas offices as follows:

United Arab Emirates(Dubai), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

4

(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 10, 2017	Ordinary	—	Representative Director Kwon, Oh-Joon	—
		—	Representative Director Oh, In-Hwan	—
		—	Representative Director Choi, Jeong-Woo	—
		Inside Director Chang, In-Hwa	—	—
		Inside Director Yu, Seong	—	—
		—	—	Inside Director Kim, Jin-Il
		—	—	Inside Director Lee, Young-Hoon
		Outside Director Kim, Shin-Bae	—	—
		Outside Director Chung, Moon-Ki	—	—
		Outside Director Chang, Seung-Wha	—	—
		—	—	Outside Director Kim, Il-Sup
		—	—	Outside Director Sunwoo, Young
March 9, 2018	Ordinary	—	Representative Director Oh, In-Hwan	—
		—	Representative Director Chang, In-Hwa	—
		—	Inside Director Yu, Seong	—
		Inside Director Chon, Jung-Son	—	—

5

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
		—	—	Representative Director Choi, Jeong-Woo
		Outside Director Kim, Sung-Jin	—	—
		—	Outside Director Bahk, Byong-Won	—
		—	Outside Director Kim, Joo-Hyun	—
		—	—	Outside Director Shin, Chae-Chol
July 27, 2018	Extraordinary	Representative Director Choi, Jeong-Woo	—	—
		—	—	Representative Director Kwon, Oh-Joon
March 15, 2019	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		Inside Director Kim, Hag-Dong	—	—
		Inside Director Jeong, Tak	—	—
		—	—	Representative Director Oh, In-Hwan
		—	—	Inside Director Yu, Seong
		Outside Director Pahk, Heui-Jae	—	—
		—	Outside Director Kim, Shin-Bae	—

6

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
		—	Outside Director Chung, Moon-Ki	—
		—	—	Outside Director Lee, Myoung-Woo
March 27, 2020	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		—	Inside Director Kim, Hag-Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung-Wha	—
		Audit Committee Member Pahk, Heui-Jae *	—	—
March 12, 2021	Ordinary	—	Representative Director Choi, Jeong- Woo	—
		—	Representative Director Kim, Hag-Dong	—
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Jeong, Tak	—
		Inside Director Chung, Chang-Hwa	—	—
		—	—	Inside Director Chang, In-Hwa
		—	Outside Director Kim, Sung-Jin **	—
		Outside Director Yoo, Young-Sook	—	—
		Outside Director Kwon, Tae-Kyun	—	—
		—	—	Outside Director Kim, Joo-Hyun
		—	—	Outside Director Bahk, Byong-Won

*	The Outside Director Pahk, Heui-Jae was appointed as the Audit Committee Member at the General Meeting of Shareholders held on March 27, 2020.
**	The re-appointed Outside Director Kim, Sung-Jin was elected as an Outside Director to become an Audit Committee Member.

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(4) Changes of the Largest Shareholder of POSCO

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO.

(a) From SK Telecom to National Pension Service

(b) Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr).

B. POSCO’s Merger, Acquisition and Handover of Businesses

(1) January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd. into POSCO

(2) September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

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3. Changes in Share Capital

There has been no changes in share capital in the last 5 years.

(Unit : Share, KRW/Share, In millions of KRW)

Type	Details	As of June 30, 2021
Common Stock	Total number of issued shares	87,186,835
	Par value	5,000
	Share capital	482,403
Preferred Stock	Total number of issued shares	—
	Par value	—
	Share capital	—
Others	Total number of issued shares	—
	Par value	—
	Share capital	—
Sum	Share capital	482,403

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2021)

Authorized Shares	Issued Shares
200,000,000	87,186,835

B. Treasury Stock Acquisition and Disposal

(As of September 30, 2021)	(in shares.)

			Type of shares	Beginning balance	Change			Closing balance	Remarks
Methods of acquisition					Acquisition (+)	Disposal (-)	Share retirement (-)
Amount of shares acquired within profits available for dividends	Direct Acquisition	Direct acquisition in the exchange	Common stock	7,071,194	—	—	—	7,071,194	—
	Acquisition by trust contract	No. of shares indirectly held through trust contracts	Common stock	4,100,169	389,900	4,490,069	—	—	Note 1)
		No. of shares directly held	Common stock	—	4,490,069	—	—	4,490,069	Note 2)
	Total		Common stock	11,171,363	4,879,969	4,490,069	—	11,561,263	—

Note1) Conclusion of treasury stock acquisition by trust contracts (on April 10, 2020), Termination of trust contract for acquisition of treasury stocks (on April 12, 2021), Decision on issuance of exchangeable bonds and disposal of treasury stock(on August 13, 2021) are disclosed on Financial Supervisory Service and Korea Exchange.

Note2) Treasury stocks include shares (2,932,480 shares) subject to conversion of exchangeable bonds which are issued on September 1, 2021. Disposal of treasury stocks subject to conversion of exchangeable bonds are confirmed when exchange right of exchangeable bonds is exercised and shares have been deposited into the Korea Securities Depository.

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5. Voting Rights

(As of September 30, 2021)

Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	87,186,835	—
(2) Shares without Voting Rights	11,561,263	Treasury stock
(3) Shares with Voting Rights	75,625,572	—

*	The share repurchase contract was terminated on April 2021 due to completion of share repurchase equivalent to the contract amount and due to expiration of the contract term.

6. Earnings and Dividends

(In millions of KRW)

	2021.3Q	2020	2019
(Consolidated) Profit*	5,118,800	1,602,148	1,835,087
(Separate) Profit	4,110,403	965,863	1,175,712
Earnings per Share (Consolidated, KRW)	67,536	20,165	22,823
Cash Dividend Paid	907,507	620,287	801,156
Pay-out Ratio (Consolidated, %)	17.7	38.7	43.7
Dividend per Share (KRW)	12,000	8,000	10,000
Dividend Yield (%)	3.4	3.0	4.1

*	(Consolidated) Profit : Profit attributable to owners of the controlling company

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7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO for the last 6 months are as follows.

A. The Korean Stock Market

(KRW/share,     In thousands of shares)

		April 2021	May 2021	June 2021	July 2021	August 2021	September 2021
Common share	Highest Price	377,500	409,500	354,000	367,500	360,000	375,000
	Lowest Price	318,500	349,000	333,500	330,000	308,000	330,000
	Average Price	344,167	375,667	344,205	346,227	332,048	351,342
Trading volume	Daily highest	736	763	707	838	886	651
	Daily lowest	257	362	311	198	263	238
	Monthly	9,552	10,733	10,844	9,709	9,340	8,096

B. New York Stock Exchange
(USD/ADS*, In thousands of ADS*)
		April 2021	May 2021	June 2021	July 2021	August 2021	September 2021
American Depositary Share (ADS)	Highest Price	84.2	91.8	81.5	79.8	77.2	79.2
	Lowest Price	71.6	78.8	73.5	71.4	65.7	69.0
	Average Price	77.3	83.9	76.6	75.4	71.4	74.3
Trading volume	Daily highest	290.5	444.7	353.9	378.2	372.7	331.4
	Daily lowest	58.3	122.6	110.4	85.3	109.2	132.3
	Monthly	2,950	4,142	4,521	3,126	4,003	4,028

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Summary of Financial Status of Segment

(In millions of KRW)

Segment	2021.3Q		2020		2019
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	29,374,822	6,031,646	28,892,877	1,372,852	32,078,453	2,786,517
Trading	18,326,546	374,177	19,345,222	394,954	22,157,131	542,724
Engineering & Construction	4,555,585	343,282	6,576,170	385,048	6,944,629	338,865
Others	2,741,119	120,648	2,978,527	250,181	3,186,635	200,749
Total	54,998,072	6,869,753	57,792,796	2,403,035	64,366,848	3,868,855

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2. Business Status of Segments

A. Steel

(1) Summary of Business

There are 63 consolidated companies in the steel segment, including 2 domestic companies including POSCO and POSCO C&C, and 61 overseas companies including POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers. POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works. POSCO C&C is a company specializing in manufacturing surface-treated steel products, POSCO (Zhangjiagang) Stainless Steel Co., Ltd., is a stainless steel sheet manufacturer and seller, and there are other overseas processing centers that process and sell steel materials.

The steel industry is a fundamental industry that has taken pivotal roles in the national economic development since the 1970s by supplying basic steel materials to steel-consuming industries such as automobiles, shipbuilding, home appliances, construction, etc. The steel industry is a capital and technology-intensive industry that requires enormous initial investments.

The Korean steel market is tariff-free, and especially within the Northeast Asian region, there is little difference in logistics costs among Korea, China and Japan, so it can be viewed as an almost open market.

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing, the company is continuously increasing purchases through raw material development investments by acquiring shares of overseas raw materials companies.

Environmental regulations for the steel industry are being strengthened. To protect the environment, POSCO has continuously invested in environmental facilities and has been actively responding to future environmental changes such as low-carbon and green growth by commercializing the world’s first eco-friendly steel manufacturing process, FINEX.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 60% of total sales and export sales are around 40%, and by export region, the proportion of China, Southeast Asia, and Japan is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

The company will focus on the following management activities:

First, in order to maintain the leading position in the steel business, POSCO will secure a new competitive advantage. Second, in the group businesses, we will expand investment to focus on core growth businesses and accelerate the creation of business results. Third, POSCO will focus on fostering new businesses in Green & Mobility as the new growth business in the next-generation. Fourth, POSCO will promote structural and fundamental innovation for the company’s sustainable growth. Fifth, by putting safety as the top priority, POSCO will create the workplace as safe environment without industrial casualties, and actively respond to the low-carbon society as an exemplary company for sustainable growth.

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(2) Market Share

(Millions of Tons, %)

Category	2021.3Q		2020		2019
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	52.9	100	67.1	100	71.4	100
POSCO	28.7	54.3	35.9	53.5	38.0	53.2
Others	24.2	45.7	31.2	46.5	33.4	46.7

ø	Source: World Steel Association (www.worldsteel.org)

B. Trading

(1) Market Share

(Millions of US Dollars)

Category	2021.3Q	2020.3Q	Growth Rate
All Trading Companies in Korea	467,656	370,595	26.19%
POSCO International Corp.	6,387	3,947	61.82%

ø	Source: Korea International Trade Association

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(2) Summary of Businesses

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and others. In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has been actively developing and expanding new businesses in fields such as agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure.

C. Engineering & Construction

POSCO E&C engages in primarily 4 businesses: construction, energy, civil engineering and plant.

In the construction business, based on its know-how in the construction of skyscrapers and commercial complexes, POSCO E&C involves in a new city and private complex development projects. In the energy business, it involves in various power generation plant projects including renewable energy projects. The civil engineering business is about constructing expressways, railroads and bridges. Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

D. Others

(1) POSCO ENERGY

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power.

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(2) POSCO ICT

Based on the competitiveness in ICT, POSCO ICT has expanded Smart Factory and provided IT solutions to POSCO and POSCO subsidiaries. POSCO ICT has expanded Smart Factory based on the world’s first continuous process platform “PosFrame” and next-generation production optimization system “MES 3.0”. POSCO ICT has been actively applying smart technology for strategic businesses in manufacturing, logistics, trade, and energy sectors, such as building MES at the POSCO CHEMICAL’s anode and cathode material factory, spreading the Smart Management of POSCO International, and spreading the Intelligent Power Plant of POSCO Energy in order to promote the digital transformation of POSCO subsidiaries and other businesses.

(3) POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In the quicklime & chemical business, POSCO CHEMICAL produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary cells: cathode, anode, electrolyte and separation membrane. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

(4) POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. In addition, aluminum deoxidizers engage in primarily 3 types : Pellet, Mini-Pellet and Ingot. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets.

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3. Key Products

A. Sales of Key Products (2021.3Q)

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	88,666	19.5%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	148,427	32.6%
	Stainless Steel Products	Tableware, pipes, etc.	87,471	19.2%
	Others	Plates, Wire rods, etc.	130,657	28.7%
	Gross Sum		455,221	100.0%
	Deduction of Internal Trade		(161,473)
	Sub Total		293,748
Trading	Steel, Metal		265,393	80.2%
	Chemical, Strategic Item, Energy		30,718	9.3%
	Others		34,817	10.5%
	Gross Sum		330,928	100.0%
	Deduction of Internal Trade		(147,663)
	Sub Total		183,265
Engineering & Construction	Domestic Construction	Architecture	26,340	50.5%
		Plant	8,718	16.7%
		Civil Engineering	4,607	8.8%
		Others	1,222	2.3%
	Overseas Construction		5,559	10.7%
	Owned Construction		4,981	9.6%
	Others		693	1.3%
	Gross Sum		52,120	100.0%
	Deduction of Internal Trade		(6,564)
	Sub Total		45,556
Others	Electricity Sales, etc.		47,904
	Deduction of Internal Trade		(20,493)
	Sub Total		27,411
	Total Sum		549,981

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B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Area	Products	2021.3Q	2020	2019
Steel	Hot-rolled Product (HR)	908	622	695
	Cold-rolled Product (CR)	983	759	800
Others	Electric Power	88	72	94
	Refractory	905	965	1,073
	Lime	105	106	111

ø	Trade and Engineering & Construction businesses are not reflected on the table above due to difficulties in measuring the price movement trend.

[Steel]

(1) Criteria for Calculation

(a) Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Key products prices slightly fell in 2019 due to worsened market condition of domestic and overseas steel industry. In 2020, due to COVID-19 the prices fell continuously. However, from the 4th quarter of 2020, the steel related industries recovered and resultantly the steel prices have been increased sharply compared to previous year.

[Others]

(1) Criteria for Calculation

(a) Electric Power = Price of electric power / Total amount of power generated

(b) Refractory and lime: Average sales price including freight cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)

Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Remarks
Steel	Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	120,719 (61.7)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	39,377 (20.1)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	35,405 (18.1)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,332 (16.7)
		Steel Reinforcement	Strengthening Concrete	1,581 (19.8)
		Cable	Electricity Transfer	153 (1.9)
		Steel Pile	Foundation of Structure	103 (1.3)
		Others	Construction of Pipe and Structure etc.	4,811 (60.3)
Others	Raw Materials	LNG	Material for Power Generation	8,697 (56.7)
		Limestone	Production of Lime	648 (4.2)
		Others	Engineering business etc.	5,987 (39.0)

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B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Area	Category	2021.3Q	2020	2019
Steel	Iron Ore(per ton)	186	120	102
	Coal(per ton)	199	147	207
	Scrap Iron(per ton)	543	348	347
	Nickel(per ton)	20,378	16,254	16,148
Engineering & Construction	Ready-mixed Concrete (per m3 )	68	65	63
	Steel Pile (per m)	265	102	136
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
Others	LNG (per ton)	616	484	668
	Lime (per ton)	19	19	20

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[Steel]

ø	Price Movement Trend of Major Raw Materials

(1) Iron Ore	(In US Dollars/ Tons)

	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q
Trend of International Benchmark Price (Free On Board, “FOB”)	148	188	158	126	110	88	83	80	92	94	77	64

(2) Coal							(In US Dollars/ Tons)
	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q
Trend of International Benchmark Price (FOB)	264	137	127	109	115	118	155	140	161	203	206	221

(3) Scrap Iron							(In US Dollars/ Tons)
	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q
Trend of Purchase Price (Cost and Freight, “CFR”)	500	497	443	361	289	254	274	270	290	312	325	343

(4) Nickel

	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 8.68 /lb USD 19,125/ton	USD 7.87 /lb USD 17,359/ton	USD 7.97 /lb USD 17,570/ton	USD 7.23 /lb USD 15,930/ton	USD 6.45 /lb USD 14,210/ton	USD 5.54 /lb USD 12,215/ton	USD 5.77 /lb USD 12,723/ton	USD 7.01 /lb USD 15,450/ton	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton

ø	LME : London Metal Exchange

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[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602
Steel Reinforcement	SD400 10mm
Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C

[Others]

(1) Criteria for Calculation

<POSCO ENERGY>

LNG: The average price between LNG purchased from Korea Gas Corporation and LNG purchased directly from foreign suppliers

<POSCO CHEMICAL>

Refractory and lime: Purchase prices including freight costs

23

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)

Business Area	Products	2021.3Q	2020	2019
Steel	Crude Steel	33,914	45,330	47,534

[Others]

(Electric Power: MW/year, Lime: Thousands of Tons/year)

Business Area	Products		2021.3Q		2020	2019
Power Generation	Electric Power	Incheon	3,412		3,412	3,412
		Gwangyang	—		—	284
		Pohang	—		—	290
Lime	Lime		1,638	*	2,196	2,190

*	Production capacity of Lime is based on the 3rd quarter of 2021

24

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production	(Thousands of Tons)

Products		2021.3Q	2020	2019
Crude Steel		32,312	40,579	42,948
Products	Hot-Rolled Steel	6,817	9,128	8,739
	Plate	5,154	7,009	7,191
	Wire Rod	2,042	2,666	2,756
	Pickled-Oiled Steel	2,203	2,432	2,967
	Cold-Rolled Products	6,427	6,795	7,416
	Coated Steel	5,632	6,316	6,526
	Electrical Steel	785	826	819
	Stainless Steel	3,101	3,900	3,850
	Others	2,543	4,691	5,761
	Total	34,703	43,763	46,025

ø	The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

(2) Capacity Utilization Rate

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	30,426	28,709	94.4
	PT.KRAKATAU POSCO	2,250	2,407	107.0
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	413	467	113.3
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	825	729	88.3
	Total	33,914	32,312	95.3

ø

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY had production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

ø	Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

25

[Others]

(1) Production Result

(Gwh, Thousands of Tons)

Business Area	Products	2021.3Q	2020	2019
Power Generation	Electric Power	10,656	13,998	15,928
Lime	Lime	1,829	2,345	2,542

(2) Capacity Utilization Rate

(Hour, %)

Business Area	Products	2021.3Q Capacity	2021.3Q Production	Utilization Rate
Power Generation	Incheon Power Plant	6,552	4,369	66.7

(Thousands of Tons, %)

Business Area	Products	Capacity	Production	Utilization Rate
Lime	Lime	1,638	1,829	111.7

26

C. Production Facilities

(1) The current status of production facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,013,822	14,794	(113,862)	—	1,914,754
Trade	50,688	133,134	(220)	—	183,602
Engineering & Construction	25,579	86	(13)	—	25,652
Others	499,998	76,891	—	—	576,889

[Buildings]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,258,592	173,761	(20,914)	(207,402)	3,204,037
Trade	374,644	101,432	(6,030)	(10,760)	459,286
Engineering & Construction	81,702	23,320	(12,635)	(1,676)	90,711
Others	446,462	7,427	(754)	(18,438)	434,697

[Structures]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,433,141	90,706	(7,044)	(149,958)	2,366,845
Trade	2,071	25,292	(16)	(1,281)	26,066
Engineering & Construction	4,456	681	(261)	(320)	4,556
Others	585,558	11,492	(195)	(20,785)	576,070

[Machinery and Equipments]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,864,929	859,748	(246,304)	(1,578,279)	13,900,094
Trade	266,848	199,941	(59,997)	(31,163)	375,629
Engineering & Construction	5,071	6,606	(5,550)	(745)	5,382
Others	1,720,459	53,128	(21,758)	(111,238)	1,640,591

27

[Vehicles]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	22,881	15,445	(9,142)	(7,250)	21,934
Trade	5,469	2,777	(1,469)	(1,216)	5,561
Engineering & Construction	1,133	9,353	(8,756)	(263)	1,467
Others	7,673	3,413	(1,237)	(2,360)	7,489

[Tools and Fixtures]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	54,166	20,567	(22,657)	(13,533)	38,543
Trade	1,363	26,097	(3,594)	(5,395)	18,471
Engineering & Construction	1,027	395	(117)	(318)	987
Others	3,745	10,857	(1,542)	(3,322)	9,738

[Equipment]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	66,145	47,043	(13,005)	(15,927)	84,256
Trade	25,298	7,616	(2,723)	(7,517)	22,674
Engineering & Construction	3,532	8,523	(2,526)	(6,420)	3,109
Others	32,484	12,390	(9,024)	(5,583)	30,267

28

[Financial Lease Assets]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	490,290	182,600	(12,970)	(31,271)	628,649
Trade	95,191	97,545	(84,276)	(33,449)	75,011
Engineering & Construction	82,876	62,833	(42,407)	(29,878)	73,424
Others	105,343	34,764	(7,258)	(30,116)	102,733

[Biological Assets]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—		—
Trade	149,965	41,626	(28,074)	(6,956)	156,561
Engineering & Construction	—		—
Others	—		—

[Assets under Construction]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,438,271	1,168,974	(806,388)	—	1,800,857
Trade	58,150	41,333	(32,496)	(25,624)	41,363
Engineering & Construction	2,043	17,747	(16,192)	—	3,598
Others	119,076	457,736	(74,237)	—	502,575

29

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Establishment/ Expansion	February 2020 ~ December 2023	P) Establishment of #6 Coke plant	8,767	1,191	7,575
		June 2011 ~ December 2026	P) Establishment of by-product gas power plant facilities, etc.	7,386	4,544	2,842
	Maintenance/ Improvement	August 2020 ~ August 2022	G) The renovation of #4 furnace	3,364	601	2,762
		September 2015 ~ October 2028	P) Improvement of #2 Hot strip mill furnace	10,961	4,106	6,855
POSCO SPS	Expansion/ Establishment	October 2020 ~ November 2021	Machinery, etc.	101	37	65
		February 2021 ~ November 2021	Pohang factory	162	70	92
		February 2021 ~ October 2021	Cheonan factory	123	88	36
		June 2021 ~ March 2022	Machinery, etc.(Pohang)	152	0.3	151

ø	P stands for Pohang Steel Works.

ø	G stands for Gwangyang Steel Works.

ø	Ongoing investments over KRW 10 billion as of September 30, 2021 are listed on the table.

30

[Others]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO CHEMICAL	Establishment/ Expansion	July 2020 ~ November 2022	The 3rd stage of cathode material factory in Gwangyang	2,895	1,060	1,835
		November 2020 ~ March 2024	The 4th stage of cathode material factory in Gwangyang	2,758	485	2,273
		November 2019 ~ December 2022	The 2nd stage of production line up expansion in #2 anode material factory	1,651	1,173	478
		February 2020 ~ May 2024	Establishment of artificial graphite anode factory	2,177	838	1,339
		November 2019 ~ November 2021	Renovation of refractory factory for production increase in Pohang	496	245	251
		October 2020 ~ November 2022	Facilities improvement of refractory sintering plant in Pohang	327	2	325
POSCO ICT	Establishment/ Expansion	January 2021 ~ December 2021	Smart factory expansion and new business growth	194	10	184
	Establishment/ Expansion	January 2021 ~ December 2021	Expansion of SM server, etc.	148	45	103
POSCO Energy	Establishment/ Expansion	March 2020 ~ December 2021	Expansion of evaporator in Gwangyang LNG Terminal	360	227	133
		January 2021 ~ May 2024	Establishment of #6 Tank in Gwangyang LNG Terminal	1,437	283	1,154
POSCO O&M	Establishment/ Expansion	January 2021 ~ December 2021	Fixed assets acquisitions and facilities replacement	1,083	938	145
PT. BIO INTI AGRINDO	Establishment/ Expansion	June 2021 ~ October 2022	CPO Mill	263	—	263
PT. KRAKATAU POSCO	Establishment/ Expansion	July 2021 ~ August 2022	SPM(Skin Pass Mill)	117	—	117

ø	Ongoing investments over KRW 10 billion as of September 30, 2021 are listed on the table.

31

6. Product Sales

[Steel]	(In hundred millions of KRW)

Items		2021.3Q	2020	2019
Domestic	Hot-Rolled Products	50,504	39,663	42,605
	Cold-Rolled Products	40,850	37,870	39,716
	Stainless Steel	24,751	23,746	21,167
	Others	66,671	63,111	77,026
Export	Hot-Rolled Products	38,162	37,368	41,064
	Cold-Rolled Products	107,577	101,808	125,658
	Stainless Steel	62,720	72,140	80,181
	Others	63,986	66,877	70,667
Total	Gross Sum	455,221	442,583	498,084
	Internal Transaction	(161,473)	(153,654)	(177,299)
	Total	293,748	288,929	320,785

32

[Trading]	(In hundred millions of KRW)

Items		2021.3Q	2020	2019
Domestic	Merchandise	45,101	33,565	29,315
	Product	5,895	2,028	5,120
	Others	812	240	1,101
Export	Merchandise	109,264	75,922	69,347
	Product	626	528	205
	Others	412	1,191	638
Trades among the 3 countries		168,818	209,446	270,522
Gross Sum		330,928	322,920	376,248
Internal Transaction		(147,663)	(129,468)	(154,677)
Total		183,265	193,452	221,571

33

[Engineering & Construction]	(In hundred millions of KRW)

	Items	2021.3Q	2020	2019
Domestic	Building	26,340	42,761	44,681
	Plant	8,718	12,887	10,953
	Civil Engineering	4,607	6,177	6,098
	Others	1,222	—	—
	Overseas	5,559	7,089	7,190
	Own Construction	4,981	4,866	5,712
	Other Subsidiary company sales	693	2,320	2,246
	Gross Sum	52,120	76,100	76,880
	Internal Transaction	(6,564)	(10,338)	(7,434)
	Total	45,556	65,762	69,446
	[Others]	(In hundred millions of KRW)
	Items	2021.3Q	2020	2019
	Electric Power Sales	27,411	29,785	31,866

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans.

As of September 30, 2021, we assessed the fair value of our currency swap contracts to be USD 0.5 billion(expiring August 2023), USD 0.5 billion(expiring July 2024), USD 0.5 billion(expiring November 2022), USD 0.5 billion(expiring January 2023), USD 0.44 billion(expiring January 2025), and EUR 0.5 billion(expiring January 2024).

We recognized KRW 16,300 million of gain on valuations of forward exchange contracts which was expired on April 2021. Also, we recognized KRW 278,065 million of valuation gain on currency swap contracts. The transaction gain of currency swap contracts is KRW 2,331 million.

34

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger of POSCO Processing & Service	August 2018

1)  Purpose: To increase operational efficiency

2)  Information: POSCO Processing & Service(POSCO P&S) is merged into POSCO

•   The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

•   POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3)  Conclusion of a contract: August 23, 2018

4)  Date of merger: January 1, 2019

5)  Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April 2019

1)  Purpose: To increase operational efficiency

2)  Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

•   The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3)  Conclusion of a contract: April 16, 2019

4)  Date of merger: September 1, 2019

5)  Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April 2019

1)  Business transferee: POSCO ENERGY

2)  Conclusion of a contract: April 16, 2019

3)  Date of transfer: September 1, 2019

4)  Transfer amount : KRW 608,019 million

5)  Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

POSCO Engineering & Construction	Small scale merger with POSCO ENGINEERING CO., LTD.	November 2016

1)  Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2)  Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3)  Conclusion of a contract: November 23, 2016

4)  Date of merger: February 1, 2017

5)  Registration of merger: February 14, 2017

35

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June 2018

1)  Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2)  Development period: August 1, 2017 ~ December 31, 2022

3)  Gas production schedule: By additionally developing Shwe gas field and newly developing Shwe Phyu gas field, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4)  Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

•   In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

•   Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

•   Detailed information and future timeline on this resource development investment is subject to change.

ø  Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Split-off of Domestic steel processing businesses	October 2019

1)  Purpose : To specialize in steel processing business by splitting-off business division

2)  Method : Split-off

3)  Resolution date of Board of Directors : October 25, 2019

4)  Shareholders’ meeting for approval : March 30, 2020

5)  Date of Split-off : March 31, 2020

6)  Registration date of Split-off : April 3, 2020

	Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	June 2020

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4)  Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•   In the first quarter of 2021, the design and production of the equipment for this work will be started, and it is planned to start operation in 2024. The “(2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•   Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

•   Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

•   Detailed information and future timeline on this resource development investment is subject to change.

ø  POSCO International disclosure date :

September 22, 2020 (Decision on natural resources investment)

36

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February 2019

1)  Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2)  Information: POSCO O&M merges with Blue O&M and MegaAsset

3)  Date of merger: February 1, 2019

4)  Registration of merger: February 11, 2019

POSCO ENERGY	Contract of Shares Transfer	July 2018

1)  Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

2)  Signed Date: July, August, 2018

3)  Contract Amount : KRW 343,706 million

4)  Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares

	Vertical Spin-off By-product Hydrogen Generation Business for merger into POSCO	April 2019

1)  Contract counterpart: POSCO

2)  Conclusion of a contract: April 16, 2019

3)  Date of merger: September 1, 2019

4)  Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5)  Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April 2019

1)  Business transferor: POSCO

2)  Conclusion of a contract: April 16, 2019

3)  Date of transfer: September 1, 2019

4)  Transfer amount : KRW 608,019 million

5)  Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

	Merger	May 2020

1)  Contract counterpart : PSC Energy Global Co., Ltd.

2)  Signed date : May 26, 2020

3)  Date of merger : August 1, 2020

4)  Merger ratio : 1.0000000 : 0.0000000

5)  Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned subsidiary of POSCO ENERGY

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Joint stock contract with YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose:  To improve business structure by collaborating with leading company in section steels

2) Information:  POSCO’s 100% share of POSCO SS VINA changes to 51% YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.

3)  Conclusion of a contract: March 18, 2020

4)  Registration of joint stock company : April 28, 2020

37

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Steel Production and Technology Strategy Office
Environmental Planning Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
LiB Materials Business Office
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO SPS	TMC Business Group
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	R&D Center
Others	POSCO ENERGY CO., LTD.	Power Generation Business Division
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
	POSCO M-TECH	R&D Center

B. R&D Expenses in 2021.3Q (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	56,934	—	2,134	25,046	84,115
Manufacturing Cost	243,833	—	288	57	244,178
R&D Cost (Intangible Assets)	(22,146)	—	1	513	(21,632)
Total*	278,621	—	2,423	25,616	306,661
Government Subsidy	—	—	381	—	381
R&D/Sales Ratio (%)	0.95	—	0.05	0.93	0.56

*	Total includes government subsidy.

38

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

(In millions of KRW)

Account	2021.3Q	2020	2019
	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
[Total current assets]	45,705,613	35,830,815	34,842,374
Cash and cash equivalents	5,480,045	4,754,644	3,514,872
Other receivables, net	1,984,589	1,494,239	1,581,517
Other short-term financial assets	13,179,186	11,709,209	8,996,049
Trade accounts and notes receivable, net	10,468,221	8,120,619	9,078,351
Inventories	13,809,620	9,051,790	10,920,320
Other current assets	783,952	700,314	751,265
[Total non-current assets]	44,429,444	43,256,158	44,216,287
Other receivables, net	1,340,277	1,195,962	1,140,878
Other long-term financial assets	2,395,620	1,561,807	1,669,389
Investments in associates and joint ventures	4,158,021	3,876,249	3,927,755
Property, plant and equipment, net	29,414,128	29,400,141	29,925,973

39

Intangible assets, net	4,304,997	4,449,432	4,908,473
Other non-current assets	2,816,401	2,772,567	2,643,819
Total assets	90,135,057	79,086,973	79,058,661
[Total current liabilities]	19,405,275	16,854,968	16,323,690
[Total non-current liabilities]	17,208,468	14,557,413	14,940,264
Total liabilities	36,613,743	31,412,381	31,263,954
[Equity attributable to owners of the controlling company]	49,171,491	44,331,350	44,471,873
Share capital	482,403	482,403	482,403
Capital surplus	1,354,533	1,310,547	1,376,251
Hybrid bonds	199,384	199,384	199,384
Retained earnings	50,348,461	46,111,457	45,080,118
Other equity attributable to owners of the controlling company	(3,213,290)	(3,772,441)	(2,666,283)
[Non-controlling Interests]	4,349,823	3,343,242	3,322,834
Total equity	53,521,314	47,674,592	47,794,707
	From January 1, 2021 to September 30, 2021	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019
Revenue	54,998,072	57,792,796	64,366,848
Operating profit	6,869,753	2,403,035	3,868,855
Profit	5,573,570	1,788,152	1,982,637

40

[Profit attributable to owners of the controlling company]	5,118,800	1,602,147	1,835,086
[Profit attributable to non-controlling interests]	454,770	186,005	147,551
Total comprehensive Income	6,277,402	1,570,204	2,129,105
[Total comprehensive income attributable to owners of the controlling company]	5,784,574	1,415,132	1,997,731
[Total comprehensive income attributable to non-controlling interests]	492,828	155,072	131,374
Earnings per share(KRW)	67,536	20,165	22,823
Number of Consolidated Companies	167	167	164

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

41

2. Separate Financial Statements

A. Summary

(In millions of KRW)

Account	2021.3Q	2020	2019
	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
[Total current assets]	24,842,656	19,579,954	18,216,066
Cash and Cash equivalents	2,423,235	1,822,660	978,139
Trade accounts and notes receivable, net	6,107,524	3,693,535	3,987,041
Other receivables, net	396,332	279,555	321,352
Other short-term financial assets	9,323,815	9,607,632	7,858,979
Inventories	6,528,001	4,093,829	4,988,530
Other current assets	63,749	82,743	82,025
[Total non-current assets]	38,510,944	37,215,015	37,494,700
Other receivables, net	285,703	84,037	56,468
Other long-term financial assets	1,678,509	1,072,817	1,257,896
Investments in Subsidiaries, associates, and joint ventures	15,988,631	14,883,152	15,069,857
Property, plant and equipment, net	19,774,324	20,216,932	20,132,199
Intangible assets, net	549,699	621,926	708,915
Other non-current assets	234,078	336,151	269,365
Total assets	63,353,600	56,794,969	55,710,766
[Total current liabilities]	6,270,412	5,089,111	3,331,446

42

Account	2021.3Q	2020	2019
[Total non-current Liabilities]	8,764,362	6,591,154	6,765,135
Total liabilities	15,034,774	11,680,265	10,096,581
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,339,289	1,339,289	1,252,220
[Hybrid bonds]	199,384	199,384	199,384
[Retained earnings]	48,997,388	45,781,777	45,372,411
[Other equity]	(2,699,638)	(2,688,149)	(1,692,233)
Total equity	48,318,826	45,114,704	45,614,185
	From January 1, 2021 to September 30, 2021	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019
Revenue	28,392,523	26,509,920	30,373,511
Operating profit	4,976,652	1,135,197	2,586,359
Profit	4,110,403	965,863	1,175,712
Earnings per share(KRW)	54,218	12,123	14,592

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

43

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of five inside directors (Choi, Jeong-Woo, Kim, Hag-Dong, Chon, Jung-Son, Chung, Chang-Hwa and Jeong, Tak) and seven outside directors (Chang, Seung-Wha , Kim, Shin-Bae, Chung, Moon-Ki, Kim, Sung-Jin, Pahk, Heui-Jae Kim, Yoo, Young-Sook, and Kwon, Tae-Kyun).

The Board of Directors manages the following six Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

(f) Executive Management Committee

ø	Composition of the Special Committees under the BoD and their Functions(as of November 15, 2021)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Kim, Shin-Bae (Chairman) Chang, Seung-Wha Yoo, Young-Sook Kim, Hag-Dong

(1)   Review of low-carbon policies related to environment and climate change

(2)   Preliminary review on safety and health plans

(3)   Preliminary review of the operation of BoD and Special Committees

A. Development of agenda and establishment of operation standards for the BoD and Special Committees

B. Preliminary review of amendment or repeal of the Operational Regulations of the BoD

C. Preliminary review of establishment and operation of Special Committees within the BoD

(4)   Execution monitoring and report publication related to ESG

(5)   Deliberation and resolution on donations exceeding KRW 100 million and KRW 1 billion and less, as well as preliminary review on donations exceeding KRW 1 billion

(6)   Matters related with internal transactions in accordance with the Monopoly Regulation and Fair Trade Act

A. Review of issues and improvement measures in relation to internal transactions

B. Preliminary review of internal transactions (KRW 100 billion or more in transaction amount)

C. Deliberation and resolution on internal transactions (KRW 5 billion or more and less than KRW 100 billion in transaction amount)

(7)   Appointment of fair trade compliance officer

44

Director Candidate Recommendation Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Kim, Sung-Jin Kwon, Tae-Kyun

(1)   Qualification assessment of Outside Director candidates and candidate nomination at the general meeting of shareholders

(2)   Pre-screening and qualification assessment of Inside Director candidates

(3)   Preliminary review of appointing the Committees members

(4)   Preliminary review of appointing the Representative Directors among Inside Directors (excluding the CEO)

(5)   Operation of the Outside Director Candidate Recommendation Advisory Group

(6)   Other matters necessary to nominate Outside Director candidates

Evaluation and Compensation Committee	4 Outside Directors	Pahk, Heui-Jae (Chairman) Chung, Moon-Ki Kim, Sung-Jin Yoo, Young-Sook

(1)   Development of management succession and executive development plans

(2)   Establishment and execution of executive evaluation and compensation plans

(3)   Preliminary review on compensation and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Kwon, Tae-Kyun (Chairman) Kim, Shin-Bae Chang, Seung-Wha Chon, Jung-Son

(1)   Establishment of policies for company’s internal values and financial soundness

(2)   Preliminary review in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   External Investments

A. Preliminary review of new external investments, capital increase and disposal of share in the invested entity executed by a non-steel business division (KRW 100 billion or more. Investment and capital increase include borrowings and liabilities that the company takes)

B. Approval of new external investments, capital increase and disposal of share in the invested entity executed by a non-steel business division (From KRW 10 billion to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes)

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Preliminary review on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6)   Deliberation and resolution on offering non-current assets as collateral

(7)   Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment)

45

Audit Committee	3 Outside Directors	Kim, Sung-Jin (Chairman) Chung, Moon-Ki Pahk, Heui-Jae

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary general meeting of shareholders

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or violation of laws or Articles of Incorporation

(16)  Report that independent auditors violation of the company’s accounting standards

(17)  Other matters deemed necessary by each committee member

46

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Kim, Hag-Dong Chon, Jung-Son Kim, Hag-Dong Chung, Chang-Hwa Jeong, Tak

1.  Business

(1)   Important matters in the corporate employee hierarchy, development of human resources and adjustment

(2)   Important changes in terms of working conditions and welfares

(3)   New establishment plan for chair-professor

(4)   Housing Policy Establishment (Housing fund support standard and plan for housing construction)

(5)   Decision on closure of shareholders’ registry

2.  Finance

(1)   Preliminary review on in-house investment plan (New establishment or expansion investment of KRW 200 billion or more)

(2)   Approval of in-house investment plan

•   New establishment or expansion investment from KRW 10 billion to less than KRW 200 billion

•   Investment other than new establishment or expansion: KRW 10 billion or more.(In the case of ordinary investment, the investment amount is for KRW 5 billion or more)

(3)   Preliminary review on steel business division: New external investments, capital increase and disposal of shares in the invested entity (From KRW 100 billion or more, Investment and capital increase includes borrowings and liabilities that the company takes)

(4)   Approval on steel business division: New external investment, capital increase, and disposal of shares in the invested entity (From KRW 10 billion to less than KRW 100 billion, investment and capital increase to includes borrowings and liabilities that the company takes)

(5)   Acquisition or disposal of tangible· intangible fixed assets and important investment assets from KRW 10 billion to less than KRW 200 billion

(6)   Approval technology application and technology sales contract over USD 1 million

(7)   Acquisition of debt such as guarantee for invested company’s collateral involving steel investments

3.  Other matters that the Chairman deems necessary or are deemed necessary by each committee member

*

In order to strengthen the roles of the Board of Directors regarding ESG related matters, the Special Committees were reorganized including new establishment of the ESG Committee at the General Meeting of Shareholders held on March 12, 2021.

*

In order to strengthen independence of the Director Candidate Recommendation Committee, on August 13, 2021, the Board of Directors amended the Operational Regulation of Board of Directors so that the Director Candidate Recommendation Committee consists of only Outside Directors.

47

(2) List of Key Activities of the Board of Directors

(January 1, 2021 ~ March 11, 2021)

No.	Date	Agenda	Approval
2021-1	January 20	1. Approval of participation in POSCO CHEMICAL’s capital increase with consideration	All 1 Case Approved
2021-2	January 28

•   Deliberation Agenda

1.  Approval of the 53rd financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1.  Business performance of the fiscal year of 2020

2.  Report on internal control over financial reporting

3.  Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved — — —
2021-3	February 18

1.  Plans to strengthen roles of the Board of Directors in relation to ESG

2.  Recommendation of Inside Directors candidates (other than the candidate for the Representative Director & CEO)

3.  Agendas for the 53rd general meeting of shareholders

All 3 Cases Approved

*

At the 53rd General Meeting of Shareholders which was held on March 12, 2021, Outside Director Bahk, Byong-Won and Kim Joo-Hyun, and Inside Director Chang, In-Hwa retired due to expiration of the terms. Outside Directors Yoo, Young-Sook and Kwon, Tae-Kyun, and Inside Director Chung, Chang-Hwa were newly elected.

48

(March 12, 2021 ~ November 15, 2021)

No.	Date	Agenda	Approval
2021-4	March 12	1. Appointment of the Chairman of the BoD 2. Appointment of the Representative Director CEO 3. Appointment of Representative Directors and Inside Directors 4. Appointment of Special Committees members	All 4 Cases Approved
2021-5	April 9	1. Investment on commercial plant for hard rock lithium	All 1 Case Approved
2021-6	May 14

•   Deliberation Agenda

1.  Resolution on the dividend for the 1st quarter of 2021

2.  POSCO health and safety plan for 2021

3.  Joint Venture company establishment with HBIS Group Co., Ltd.

4.  Equity investment in an Australian nickel production company

5.  Transaction Plans with affiliates for the fiscal year of 2021

•   Report Agenda

1.  Business performance of the 1st quarter of 2021

2.  Status of global steel growth strategy implementation

3.  The performance and assessment of Board of Directors for 2020

All 5 Cases Approved — — —

2021-7	August 13

•   Deliberation Agenda

1.  Resolution on the dividend for the 2nd quarter of 2021

2.  Financing plan of 2021

3.  Financial contribution to the joint labor welfare fund with partner companies

4.  Amendment of the Operational Regulation of Board of Directors

•   Report Agenda

1.  Implementation status of the BoD resolved agendas

2.  Business performance of the 2nd quarter of 2021

3.  Group research center plan

All 4 Cases Approved — — —
2021-8	November 15

•   Deliberation Agenda

1.  Resolution on the dividend for the 3rd quarter of 2021

2.  Increase production capacity of eco-friendly electrical steel of Gwangyang Steel Works

3.  Contributed acceptance of sculpture in Pohang Hwanho park

•   Report Agenda

1.  Business performance of the 3rd quarter of 2021

All 3 Cases Approved

49

(3) Major Activities of Outside Directors on the Board of Directors (January 1, 2021 ~ November 15, 2021)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2021-1	January 20	7 (7)	—
2021-2	January 28	7 (7)	—
2021-3	February 18	7 (7)	—
2021-4	March 12	7 (7)	—
2021-5	April 9	7 (7)	—
2021-6	May 14	7 (7)	—
2021-7	August 13	7(7)	—
2021-8	November 5	7(7)

(4) Special Committees under the BoD and Their Activities (From January 1, 2021 to November 15, 2021)

•	Director Candidate Recommendation and Management Committee (January 1, 2021~March 11, 2021)

Date	Agenda	Approval
January 28, 2021	Qualification review and recommendation of the Outside Directors candidates	Approved
February 18, 2021

•   Deliberation Agenda

1.  Recommendation of the Outside Directors candidates

•   Preliminary Review

1.  Qualification review of the Inside Directors candidates

2.  Plans to strengthen roles of the Board of Directors in relation to ESG

Approved — —

•	Finance and Related Party Transaction Committee (January 1, 2021~March 11, 2021)

Date	Agenda	Approval
January 28, 2021	Contribution to the Labor Welfare Fund	Approved

50

•	Evaluation and Compensation Committee (January 1, 2021 ~ March 11, 2021)

Date	Agenda	Approval
January 27, 2021	Evaluation of the business performance for the fiscal year of 2020	Approved

•	Evaluation and Compensation Committee (March 12, 2021 ~ November 15, 2021)

Date	Agenda	Approval
November 4, 2021	• Preliminary Review Improvement of compensation system of executives and evaluation system of business performance	—

•	Director Candidate Recommendation Committee (March 12, 2021 ~ November 15, 2021)

Date	Agenda	Approval
August 13, 2021	Review on Outside Director candidate pool	—

•	ESG Committee (March 12, 2021 ~ November 15, 2021)

Date	Agenda	Approval
April 22, 2021	• Deliberation Agenda Plan for publishing Corporate Citizenship Report 2020 • Report Agenda 2050 Carbon Neutral Declaration and Implementation Status	Approved —
May 13, 2021	• Preliminary Review POSCO health and safety plan for 2021	—
August 13, 2021

•   Preliminary Review

1.  Amendment of the Operational Regulation of Board of Directors

2.  Financial contribution to the joint labor welfare fund with partner companies

•   Deliberation Agenda

1.  Venture fund investment for new growth businesses

2.  The 2nd investment in POSCO-HY Clean Metal

•   Report Agenda

— — Approved Approved

51

Date	Agenda	Approval
	Fair Trade Voluntary Compliance Program Operation Status in 201	—
November 4, 2021

•   Preliminary Review

1.  Contributed acceptance of sculpture in Pohang Hwanho park

•   Deliberation Agenda

1.  Investment in kind on Dongho-an site for 2nd LNG terminal(Internal Transaction)

2.  Lease contract for lime calcination plant(Internal Transaction)

Approved Approved

•	Finance Committee (March 12, 2021 ~ November 15, 2021)

Date	Agenda	Approval
April 9, 2021	• Preliminary Review Investment on commercial plant for hard rock lithium	—
May 14, 2021	• Preliminary Review Equity investment in an Australian nickel production company	—
August 11, 2021	• Deliberation Agenda 1. Venture fund investment for new growth businesses 2. Payment Guarantee Plan for PT. Krakatau POSCO • Preliminary Review Financing plan of 2021	Approved Approved —
October 8, 2021	• Deliberation Agenda 1. Payment Guarantee Plan for developing Hardey mining area of API	Approved
November 4, 2021	• Deliberation Agenda 1. Investment in kind on Dongho-an site for 2nd LNG terminal	Approved

•	Executive Management Committee (January 1, 2021 ~ November 15, 2021)

Date	Agenda	Approval
March 23, 2021

1.  Exhaust gas purification facility replacement at Gwangyang #1 sintering factory

2.  EIC facility replacement at Gwangyang #2-4 casting machine

3.  Reclamation work for Gwangyang facility expansion site

4.  Carbon credit trading plan

All 4 Cases Approved
April 20, 2021	• Preliminary Review 1. Joint Venture company establishment with HBIS Group Co., Ltd. • Deliberation Agenda 1. Pohang education center dormitory construction	—

52

Date	Agenda	Approval
	2. Gwangyang education center construction 3. Construction of Park1538 Gwangyang PR Hall	All 3 Cases Approved
May 25, 2021	Improvement of facilities in Gwangyang #2 power plant	Approved
June 15, 2021	Establishment of refrigeration facilities in Pohang #2 Chemical conversion factory to increase desulfurization capacity	Approved
July 20, 2021	1. Investment in high-purity nickel refining business for batteries 2. Replacement of air blowing facilities in Gwangyang #3, #4 and #5 blast furnace	All 2 Cases Approved
August 24, 2021	1. Improvement of #2 Hot strip mill furnace of Pohang Steel Works 2. Automization of #2 Hot strip mill HPL of Gwangyang Steel Works 3. Trading Plan of Certified Emission Reductions	All 3 Cases Approved
September 28, 2021	1. Improvement of Electrical substation of Gwangyang 2. Trial run of INNOVILT(Steel product for construction) used housing project 3. Establishment of oxygen and nitrogen tank	Approved Approved Correction Approval
October 19, 2021

•   Preliminary Review

1.  Increase production capacity of eco-friendly electrical steel of Gwangyang Steel Works

•   Deliberation Agenda

1.  Increase abililty of dust collection machine of 3,4 Sintering factory of Pohang

2.  Establishment of Smart integrated logistics system

All 2 Cases Approved

B.	Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Kim, Sung-Jin Chung, Moon-Ki Pahk, Heui-Jae	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

53

(2) Major Activities of the Audit Committee (January 1, 2021 ~ September 30, 2021)

Session	Date	Agenda	Approval
1	January 27

•   Deliberation Agenda

1.  Consent to appoint the head of the internal audit department

2.  Assessment of internal control over financial reporting in 2020

3.  Approval of audit and non-audit services for POSCO and subsidiaries

•   Report Agenda

1.  Report of operation of internal control over financial reporting in 2020

2.  Report on approval of POSCO E&C’s audit service contract

3.  The result of internal audit for the fiscal year of 2020 and audit plans for the fiscal year of 2021

4.  Audit Committee activities in 2020

5.  The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2020

All 3 Cases Approved — — — — —
2	February 17	• Deliberation Agenda 1. Internal audit result for the year 2020 • Report Agenda 1. External audit result for the year 2020	Approved
3	February 18	Review of the agendas for the Ordinary General Meeting of Shareholders	Approved

- At the 53rd General Meeting of Shareholders held on March 12, 2021, due to Bahk, Byong-Won’s expiration of term in the Audit Committee, a new Audit Committee member, Kim, Sung-Jin was elected.

Session	Date	Agenda	Approval
4	March 12	1. Appointment of the Chairman of Audit Committee	Approved

54

Session	Date	Agenda	Approval
5	April 23

•   Report Agenda

1.  POSCO E&C and POSCO ICT deficit projects status and management plans

2.  Operation plan for Internal Accounting Management Policy in 2021

3.  Results of internal audit on the consolidated financial statements for the 1st quarter of 2021

4.  Review of the impact of amendments to the U.S. listed company regulations on independence of external auditors

5.  The results of the 20-F audit for 2020 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2021

— — — — —
6	August 12

•   Deliberation Agenda

Approval on audit contract for POSCO Lithium Soliton and POSCO-HY Clean Metal

•   Report Agenda

1.  Approval report for PT.KP audit service contract change

2.  Approval report for POSCO non-audit service contract

3.  Results of internal audit on the consolidated financial statements for the 2nd quarter of 2021

4.  Results of external review of the consolidated financial statements for the 2nd quarter of 2021

5.  External Auditor Audit Activity Evaluation Results for the year 2020

6.  Internal audit performance in the 1st half of 2021 and plans for the 2nd half of 2021

7	October 8	• Report Agenda 1. Audit trends and issues including PCAOB Supervising case
8	November 11

•   Deliberation Agenda

1.  Approval of POSCO non-audit service contract

2.  Approval of POSCO audit service contract

3.  Results of interal audit on the consolidated financial statements for the 3rd quarter of 2021

4.  Internal audit performance of 2021 and plans for 2022

•   Report Agenda

1.  Result of external review of the consolidated financial statement for the 3rd quarter of 2021

2.  Result of inspection for core business checklist of overseas corporation

All 4 Cases Approved

55

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

(In millions KRW)

Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	5,296	932	10,000	—
Outside Director (Excluding Audit Committee Members)	4	241	51		—
Audit Committee Members	3	169	56		—

ø	No. of people : The number of Directors and the Audit Committee members who are in office as of September 30, 2021.
ø	Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to September 30, 2021.
ø	Average payment per person is calculated based on the paid amount to the current Directors and Audit Committee members as of September 30, 2021.

56

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2021, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2021, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

November 12, 2021

This report is effective as of November 12, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	September 30, 2021		December 31, 2020
Assets

Cash and cash equivalents	21	~~W~~	5,480,045	4,754,644
Trade accounts and notes receivable, net	4,21,26,27,34		10,468,221	8,120,619
Other receivables, net	5,21,34		1,984,589	1,494,239
Other short-term financial assets	6,21		13,179,186	11,709,209
Inventories	7		13,809,620	9,051,790
Current income tax assets			33,741	49,481
Assets held for sale	8		12,256	34,210
Other current assets	14		737,955	616,623

Total current assets			45,705,613	35,830,815

Long-term trade accounts and notes receivable, net	4,21		80,636	86,423
Other receivables, net	5,21		1,340,277	1,195,962
Other long-term financial assets	6,21		2,395,620	1,561,807
Investments in associates and joint ventures	9		4,158,021	3,876,249
Investment property, net	11		1,090,937	994,781
Property, plant and equipment, net	12		29,414,128	29,400,141
Intangible assets, net	13		4,304,997	4,449,432
Defined benefit assets, net	19		9,120	86,149
Deferred tax assets			1,410,323	1,335,154
Other non-current assets	14		225,385	270,060

Total non-current assets			44,429,444	43,256,158

Total assets		~~W~~	90,135,057	79,086,973

See accompanying notes to the condensed consolidated interim financial statement

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	September 30, 2021		December 31, 2020
Liabilities

Trade accounts and notes payable	21,34	~~W~~	5,216,238	3,755,513
Short-term borrowings and current installments of long-term borrowings	4,15,21		8,502,430	8,677,529
Other payables	16,21,34		1,746,273	1,845,266
Other short-term financial liabilities	17,21		136,346	141,404
Current income tax liabilities			1,634,024	366,476
Liabilities directly associated with the assets held for sale	8		7	25
Provisions	18,35		384,741	443,273
Other current liabilities	20,26,27		1,785,216	1,625,482

Total current liabilities			19,405,275	16,854,968

Long-term trade accounts and notes payable	21		2,305	22,323
Long-term borrowings, excluding current installments	15,21		14,338,622	11,820,078
Other payables	16,21		699,051	558,924
Other long-term financial liabilities	17,21		31,177	133,588
Defined benefit liabilities, net	19		216,877	141,785
Deferred tax liabilities			1,314,574	1,320,726
Long-term provisions	18,35		561,209	522,969
Other non-current liabilities	20,26		44,653	37,020

Total non-current liabilities			17,208,468	14,557,413

Total liabilities			36,613,743	31,412,381

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,354,533	1,310,547
Hybrid bonds	23		199,384	199,384
Reserves	24		(704,995)	(1,380,918)
Treasury shares	25		(2,508,294)	(2,391,523)
Retained earnings			50,348,460	46,111,457

Equity attributable to owners of the controlling company			49,171,491	44,331,350
Non-controlling interests	23		4,349,823	3,343,242

Total equity			53,521,314	47,674,592

Total liabilities and equity		~~W~~	90,135,057	79,086,973

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2021 and 2020

(Unaudited)

		For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won, except per share information)	Notes	2021		2020	2021	2020
Revenue	26,27,34,37	~~W~~	20,636,883	14,261,218	54,998,072	42,528,585
Cost of sales	7,27,31,34		(16,858,368)	(13,054,079)	(46,258,539)	(39,277,221)

Gross profit			3,778,515	1,207,139	8,739,533	3,251,364

Selling and administrative expenses	31,34
Reversal of (impairment loss) on trade accounts and notes receivable			(16,431)	15,560	(8,908)	(19,764)
Other administrative expenses	28		(544,661)	(466,257)	(1,567,051)	(1,399,864)
Selling expenses	28		(100,700)	(89,734)	(293,821)	(292,061)

Operating profit			3,116,723	666,708	6,869,753	1,539,675

Share of profit of equity-accounted investees, net	9		287,056	88,894	552,925	109,028

Finance income and costs	21,29
Finance income			925,999	341,431	2,101,487	1,871,524
Finance costs			(897,663)	(385,199)	(2,197,640)	(1,962,525)

Other non-operating income and expenses	34
Reversal of (impairment loss) on other receivables			(3,001)	18,224	(15,750)	17,437
Other non-operating income	30		62,597	66,268	396,395	233,172
Other non-operating expenses	30,31		(132,298)	(84,170)	(390,359)	(301,605)

Profit before income tax	37		3,359,413	712,156	7,316,811	1,506,706
Income tax expense	32,37		(731,794)	(198,110)	(1,743,241)	(453,134)

Profit			2,627,619	514,046	5,573,570	1,053,572

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(3,447)	2,225	(6,225)	(427)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		30,254	11,495	199,143	(154,471)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			86,979	(12,539)	159,691	69,157
Foreign currency translation differences			204,121	(29,387)	350,890	36,755
Gains or losses on valuation of derivatives	21		108	111	333	(730)

Other comprehensive income (loss), net of tax			318,015	(28,095)	703,832	(49,716)

Total comprehensive income		~~W~~	2,945,634	485,951	6,277,402	1,003,856

Profit attributable to:
Owners of the controlling company		~~W~~	2,429,721	465,457	5,118,800	901,132
Non-controlling interests			197,898	48,589	454,770	152,440

Profit		~~W~~	2,627,619	514,046	5,573,570	1,053,572

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	2,715,538	436,989	5,784,574	849,730
Non-controlling interests			230,096	48,962	492,828	154,126

Total comprehensive income		~~W~~	2,945,634	485,951	6,277,402	1,003,856

Earnings per share (in Won)	33
Basic earnings per share			32,106	5,854	67,536	11,232
Diluted earnings per share		~~W~~	31,571	5,854	67,115	11,232

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2020	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707
Comprehensive income:
Profit		—	—	—	—	—	901,132	901,132	152,440	1,053,572
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(1,433)	(1,433)	1,006	(427)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	69,304	—	—	69,304	(147)	69,157
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(151,486)	—	(2,985)	(154,471)	—	(154,471)
Foreign currency translation differences, net of tax		—	—	—	35,888	—	—	35,888	867	36,755
Gains or losses on valuation of derivatives, net of tax		—	—	—	(690)	—	—	(690)	(40)	(730)

Total comprehensive income		—	—	—	(46,984)	—	896,714	849,730	154,126	1,003,856

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(60,517)	(380,979)
Interim dividends		—	—	—	—	—	(160,062)	(160,062)	—	(160,062)
Changes in subsidiaries		—	—	—	—	—	—	—	24,197	24,197
Changes in ownership interest in subsidiaries		—	(27,716)	—	—	—	—	(27,716)	166,744	139,028
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(6,906)	(6,906)	(5,496)	(12,402)
Acquisition of treasury shares		—	—	—	—	(329,677)	—	(329,677)	—	(329,677)
Others		—	1,410	—	5,368	—	(13,173)	(6,395)	(3,292)	(9,687)

Total transactions with owners of the controlling company		—	(59,887)	—	5,368	(329,677)	(500,603)	(884,799)	(123,364)	(1,008,163)

Balance as of September 30, 2020	~~W~~	482,403	1,316,364	199,384	(1,199,596)	(1,837,980)	45,476,228	44,436,803	3,353,597	47,790,400

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2021	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592
Comprehensive income:
Profit		—	—	—	—	—	5,118,800	5,118,800	454,770	5,573,570
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(8,081)	(8,081)	1,856	(6,225)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	157,606	—	—	157,606	2,085	159,691
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	201,194	—	(2,067)	199,127	16	199,143
Foreign currency translation differences, net of tax		—	—	—	316,855	—	—	316,855	34,035	350,890
Gains or losses on valuation of derivatives, net of tax		—	—	—	267	—	—	267	66	333

Total comprehensive income		—	—	—	675,922	—	5,108,652	5,784,574	492,828	6,277,402

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)	(62,057)	(404,622)
Interim dividends		—	—	—	—	—	(529,379)	(529,379)	—	(529,379)
Changes in subsidiaries		—	—	—	—	—	—	—	16,800	16,800
Changes in ownership interest in subsidiaries		—	49,514	—	—	—	—	49,514	566,539	616,053
Interest of hybrid bonds		—	—	—	—	—	(6,881)	(6,881)	(5,456)	(12,337)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)	—	(116,771)
Others		—	(5,528)	—	1	—	7,176	1,649	(2,073)	(424)

Total transactions with owners of the controlling company		—	43,986	—	1	(116,771)	(871,649)	(944,433)	513,753	(430,680)

Balance as of September 30, 2021	~~W~~	482,403	1,354,533	199,384	(704,995)	(2,508,294)	50,348,460	49,171,491	4,349,823	53,521,314

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Notes	September 30, 2021		September 30, 2020
Cash flows from operating activities
Profit		~~W~~	5,573,570	1,053,572
Adjustments for:
Depreciation			2,333,660	2,348,977
Amortization			332,988	336,624
Finance income			(1,109,407)	(848,936)
Finance costs			1,145,436	972,462
Income tax expense			1,743,241	453,134
Impairment loss on property, plant and equipment			44,536	21,684
Gain on disposal of property, plant and equipment			(8,406)	(9,542)
Loss on disposal of property, plant and equipment			56,389	105,440
Impairment loss on other intangible assets			27,997	1,225
Gain on disposal of investments in subsidiaries, associates and joint ventures			(26,655)	(43,421)
Loss on disposal of investments in subsidiaries, associates and joint ventures			7,878	13,659
Share of profit of equity-accounted investees			(552,925)	(109,028)
Impairment loss on assets held for sale			—	5,030
Gain on disposal of assets held for sale			(46,703)	—
Expenses related to post-employment benefit			182,557	183,414
Impairment loss on trade and other receivables			24,658	2,327
Loss on valuation of inventories			44,936	65,575
Increase to provisions			115,351	33,787
Others, net			(60,054)	(28,398)

			4,255,477	3,504,013

Changes in operating assets and liabilities	36		(5,854,540)	2,023,340

Interest received			201,958	286,899
Interest paid			(343,757)	(463,028)
Dividends received			523,564	149,159
Income taxes paid			(548,146)	(566,782)

Net cash provided by operating activities		~~W~~	3,808,126	5,987,173

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Notes	September 30, 2021		September 30, 2020
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(28,919,763)	(32,406,269)
Proceeds from disposal of short-term financial instruments			27,375,607	30,171,470
Increase in loans			(736,125)	(589,994)
Collection of loans			769,622	574,267
Acquisitions of securities			(188,670)	(436,237)
Proceeds from disposal of securities			236,447	478,633
Acquisitions of long-term financial instruments			(292,201)	—
Acquisitions of investment in associates and joint ventures			(228,646)	(103,176)
Proceeds from disposal of investment in associates and joint ventures			46,178	11,841
Acquisitions of investment property			(91,737)	(908)
Proceeds from disposal of investment property			3,585	250
Acquisitions of property, plant and equipment			(1,906,519)	(2,175,383)
Proceeds from disposal of property, plant and equipment			(19,760)	(28,412)
Acquisitions of intangible assets			(236,668)	(241,819)
Proceeds from disposal of intangible assets			8,869	74,966
Proceeds from disposal of assets held for sale			59,320	36,514
Collection of lease receivables			79,460	45,805
Cash received from disposal of business, net of cash transferred			—	77,488
Others, net			776	(4,001)

Net cash used in investing activities			(4,040,225)	(4,514,965)

Cash flows from financing activities
Proceeds from borrowings			3,650,451	3,686,119
Repayment of borrowings			(2,495,064)	(1,648,402)
Proceeds from short-term borrowings, net			262,380	918,477
Capital contribution from non-controlling interests			638,911	165,934
Payment of cash dividends			(934,029)	(540,709)
Acquisition of treasury shares			(116,771)	(329,677)
Payment of interest of hybrid bonds			(12,362)	(12,407)
Repayment of lease liabilities			(180,365)	(150,822)
Repayment of redeemable convertible preferred shares			—	(278,581)
Others, net			11,973	(18,195)

Net cash provided by financing activities			825,124	1,791,737

Effect of exchange rate fluctuation on cash held			132,376	(10,073)

Net increase in cash and cash equivalents			725,401	3,253,872

Cash and cash equivalents at beginning of the period	8		4,755,578	3,515,246

Cash and cash equivalents at end of the period	8	~~W~~	5,480,979	6,769,118

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2021

(Unaudited)

1. General Information

General information about POSCO, its 35 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 131 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 129 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.

As of September 30, 2021, the shares of the POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries newly established during the nine-month period ended September 30, 2021, are as follows:

Company	Date of inclusion	Ownership (%)	Reason
Poland Legnica Sourcing Center Sp. z o.o	February 2021	100.00	New establishment
POSCO Lithium Solution Co., Ltd.	April 2021	100.00	New establishment
POSCO-HY Clean Metal Co., Ltd.	May 2021	65.00	New establishment

(c)	Subsidiaries for which the Company lost control during the nine-month period ended September 30, 2021, are as follows:

Company	Date of exclusion	Reason
POSCO E&C Mongolia	January 2021	Liquidation
Suncheon Eco Trans Co. LTD	May 2021	Loss of control due to bankruptcy petition
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	July 2021	Merged into POSCO INTERNATIONAL MEXICO S.A. DE C.V

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2020. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2020.

Changes in Accounting Policies

The changes in accounting policies described below will be applied to the consolidated financial statements as of and for the year ended December 31, 2021.

(a)

K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments : Recognition and Measurement” , K-IFRS No. 1107 “Financial Instruments : Disclosures” , K-IFRS No. 1104 “Insurance Contracts” , K-IFRS No. 1116 “Lease” – Interest Rate Benchmark Reform

Market-wide interest rate benchmark reform requires disclosure of exceptions to practical expedients and discontinuation of hedge accounting in accordance with K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments : Recognition and Measurement” , K-IFRS No. 1107 “Financial Instruments : Disclosures” , K-IFRS No. 1104 “Insurance Contracts” , K-IFRS No. 1116 “Lease”. The effect of the amendments to the consolidated financial statements is not significant.

New and amended standards not yet adopted

A number of new and amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these condensed consolidated financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(a)	K-IFRS No. 1016 “Property, Plant and Equipment”

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. Instead, the Company will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	K-IFRS No. 1103 “Business Combination”

The definition of assets and liabilities to be recognized is amended to refer to the revised Conceptual Framework for Financial Reporting. However, the amendments add an exception which allows K-IFRS No. 1037 “Provisions, Contingent Liabilities and Contingent Assets” and K-IFRS No. 2121 “Levies” to be applied to the liabilities and contingent liabilities included in the scope of these standards. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Trade accounts and notes receivable	~~W~~	9,788,906	7,471,916
Finance lease receivables		110	41,841
Due from customers for contract work		1,030,089	948,879
Less: Allowance for doubtful accounts		(350,884)	(342,017)

	~~W~~	10,468,221	8,120,619

Non-current
Trade accounts and notes receivable	~~W~~	127,502	131,010
Finance lease receivables		—	46
Less: Allowance for doubtful accounts		(46,866)	(44,633)

	~~W~~	80,636	86,423

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of September 30, 2021, and December 31, 2020, the carrying amounts of such secured borrowings are ~~W~~349,322 million and ~~W~~328,807 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

5. Other Receivables

Other receivables as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Loans	~~W~~	284,674	258,735
Other accounts receivable		1,230,271	835,791
Accrued income		362,424	298,157
Deposits		126,596	82,884
Others		15,490	18,015
Lease receivables		48,263	68,198
Less: Allowance for doubtful accounts		(83,129)	(67,541)

	~~W~~	1,984,589	1,494,239

Non-current
Loans	~~W~~	901,493	798,287
Other accounts receivable		208,551	197,304
Accrued income		84,027	86,920
Deposits		324,006	284,588
Lease receivables		91,904	128,366
Less: Allowance for doubtful accounts		(269,704)	(299,503)

	~~W~~	1,340,277	1,195,962

6. Other Financial Assets

Other financial assets as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Derivatives assets	~~W~~	91,818	99,324
Debt securities		53,144	154,154
Deposit instruments(*1,2)		3,028,331	2,322,327
Short-term financial instruments(*2)		10,005,893	9,133,404

	~~W~~	13,179,186	11,709,209

Non-current
Derivatives assets	~~W~~	200,155	18,551
Equity securities(*3)		1,388,967	1,120,968
Debt securities		19,406	20,260
Other securities(*3)		459,297	364,404
Deposit instruments(*2)		35,594	37,624
Long-term financial instruments		292,201	—

	~~W~~	2,395,620	1,561,807

(*1)	As of September 30, 2021 and December 31, 2020, ~~W~~3,599 million and ~~W~~4,881 million, respectively, are restricted in use for government project.
(*2)

As of September 30, 2021 and December 31, 2020, financial instruments amounting to ~~W~~87,317 million and ~~W~~46,855 million, respectively, are restricted in use for financial arrangements, pledge and others.

(*3)

As of September 30, 2021 and December 31, 2020, ~~W~~187,768 million and ~~W~~113,674 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

7. Inventories

Inventories as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Finished goods	~~W~~	1,896,223	1,285,552
M erchandise		1,178,417	751,245
Semi-finished goods		2,381,455	1,626,855
Raw materials		3,403,100	1,980,518
Fuel and materials		906,202	876,593
Construction inventories		825,418	936,813
M aterials-in-transit		3,267,200	1,664,770
Others		80,988	61,086

		13,939,003	9,183,432

Less: Allowance for inventories valuation		(129,383)	(131,642)

	~~W~~	13,809,620	9,051,790

The amounts of loss on valuation of inventories recognized in cost of sales during the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were ~~W~~44,936 million and ~~W~~54,014 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021				December 31, 2020
	The controlling company (*1, *2, *3)		Subsidiaries	Total	The controlling company(*3)	Subsidiaries	Total
Asset
Cash and cash equivalents(*4)	~~W~~	—	934	934	—	934	934
Other financial assets		—	273	273	—	273	273
Property, plant and equipment		10,331	—	10,331	32,244	40	32,284
Others		—	718	718	—	719	719

	~~W~~	10,331	1,925	12,256	32,244	1,966	34,210

Liability
Others	~~W~~	—	7	7	—	25	25

(*1)

During the nine-month period ended September 30, 2021, the Company sold the land in the Yanghak Neighborhood Park development reserve area that was classified as held for sale and the Company recognized ~~W~~43,760 million of gain on disposal.

(*2)

During the nine-month period ended September 30, 2021, the Company decided to sell the emission rights and reclassified the emission rights to assets held for sale. Upon the sale, the Company recognized ~~W~~1,316 million loss on disposal.

(*3)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM plants, and classified the assets as held for sale. During the year ended December 31, 2020 the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less cost to sell and the carrying amount of the assets. During the nine-month period ended September 30, 2021, the Company disposed of the assets held for sale for ~~W~~20,793 million.

(*4)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021						December 31, 2020
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	36.34	~~W~~	178,787	~~W~~	177,867	175,939
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00		199,410		155,967	145,092
SNNC	18,130,000	49.00		90,650		174,741	160,332
QSONE Co.,Ltd.	200,000	50.00		84,395		86,209	86,004
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		20,161	23,913
Western Inland highway CO.,LTD.	10,988,115	26.55		53,967		52,423	45,070
NEXTRAIN Co., Ltd.(*2)	—	—		—		—	47,364
Metropolitan Outer Ring Expressway co., ltd.(*1)	5,878,095	23.27		30,364		30,691	13,721
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		19,811	17,137
Daesung Steel(*3)	108,038	17.54		14,000		18,185	16,990
PCC Amberstone Private Equity Fund 1(*3)	8,459,847,946	8.80		8,342		9,443	9,230
Others (59 companies)(*1)						110,453	103,472

						855,951	844,264

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		240,225	199,342
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		190,347	158,777
9404-5515 Quebec Inc.(*3)	114,452,000	10.40		124,341		136,922	123,296
FQM Australia Holdings Pty Ltd(*4)	186,000,030	30.00		106,621		106,641	—
Eureka Moly LLC	—	20.00		240,123		47,396	43,520
AMCI (WA) PTY LTD	49	49.00		209,664		68,609	71,732
NCR LLC	—	22.10		84,218		88,808	46,608
KOREA LNG LTD.	2,400	20.00		135,205		26,451	42,229
Nickel Mining Company SAS	3,234,698	49.00		157,585		47,370	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,940	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		18,098	15,181
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		15,716	12,716
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		8,860	7,110
Others (25 companies)(*1)						126,810	105,021

						1,145,193	888,569

					~~W~~	2,001,144	1,732,833

(*1)

As of September 30, 2021 and December 31, 2020, investments in associates amounting to ~~W~~424,050 million and ~~W~~410,573 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

During the nine-month period ended September 30, 2021, investment in this associate was transferred to equity security at fair value through other comprehensive income due to decline in ownership upon capital increase in the associate in which the Company did not participate.

(*3)

As of September 30, 2021, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

(*4)	During the nine-month period ended September 30, 2021, the Company acquired shares of FQM Australia Holdings Pty Ltd and classified the investment as investment in an associate.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021						December 31, 2020
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	166,381	153,457
Others (5 companies)						8,064	14,014

						174,445	167,471

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,356,576	1,418,056
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		385,218	353,725
KOBRASCO	2,010,719,185	50.00		32,950		83,863	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		105,035	91,270
DMSA/AMSA(*1,2)	—	3.87		391,816		21,063	31,104
CSP - Compania Siderurgica do Pecem	1,578,377,432	20.00		676,060		—	—
Others (10 companies)						30,677	27,390

						1,982,432	1,975,945

					~~W~~	2,156,877	2,143,416

(*1)	As of September 30, 2021 and December 31, 2020, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)

All of the shareholders of the joint venture entered into supplemental funding agreement to extend the maturity of the loans to the joint venture by the lenders. However, the Company believed the shareholders’ supplemental funding agreement was invalid and was in arbitration process for annulment. Pursuant to the final judgement from the arbitration, the Company received a refund of the previously provided supplement funding which was subsequently converted to shares. Upon receipt of such capital distribution, the Company recognized decrease in the investment on joint venture, which also resulted in decrease in the Company’s ownership in the investee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

1)	For the nine-month period ended September 30, 2021

(in millions of Won)
Company	December 31, 2020 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	September 30, 2021 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,939	—	—	1,928	—	177,867
Samcheok Blue Power Co., Ltd.		145,092	20,000	(206)	(3,568)	(5,351)	155,967
SNNC		160,332	—	(18,243)	32,652	—	174,741
QSONE Co., Ltd.		86,004	—	(1,140)	1,345	—	86,209
Chun-cheon Energy Co., Ltd		23,913	—	—	(383)	(3,369)	20,161
Western Inland highway CO., LTD.		45,070	4,031	—	(1,255)	4,577	52,423
NEXTRAIN Co., Ltd.		47,364	—	—	(127)	(47,237)	—
Metropolitan Outer Ring Expressway co., ltd.		13,721	13,954	—	(1,775)	4,791	30,691
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,137	—	—	2,674	—	19,811
Daesung Steel		16,990	—	—	1,195	—	18,185
PCC Amberstone Private Equity Fund 1		9,230	—	(508)	919	(198)	9,443
POSCO MITSUBISHI CARBON TECHNOLOGY		153,457	—	—	12,924	—	166,381
Others (64 companies)		117,486	33,831	(5,956)	(6,090)	(20,754)	118,517

		1,011,735	71,816	(26,053)	40,439	(67,541)	1,030,396

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		199,342	—	(12,544)	34,545	18,882	240,225
AES-VCM Mong Duong Power Company Limited		158,777	—	(28,623)	26,497	33,696	190,347
9404-5515 Quebec Inc.		123,296	—	(16,999)	19,060	11,565	136,922
FQM Australia Holdings Pty Ltd		—	106,621	—	—	20	106,641
Eureka Moly LLC		43,520	—	—	—	3,876	47,396
AMCI (WA) PTY LTD		71,732	—	—	(4,379)	1,256	68,609
NCR LLC		46,608	30,278	—	(1,264)	13,186	88,808
KOREA LNG LTD.		42,229	—	(6,692)	6,671	(15,757)	26,451
Nickel Mining Company SAS		40,890	—	—	5,289	1,191	47,370
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,147	—	—	(1,273)	2,066	22,940
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,181	—	—	1,134	1,783	18,098
PT. Wampu Electric Power		12,716	—	—	1,400	1,600	15,716
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,110	—	—	622	1,128	8,860
Roy Hill Holdings Pty Ltd		1,418,056	—	(480,130)	379,002	39,648	1,356,576
POSCO-NPS Niobium LLC		353,725	—	(20,479)	20,434	31,538	385,218
KOBRASCO		54,400	—	(7,422)	33,888	2,997	83,863
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		91,270	—	—	5,290	8,475	105,035
DMSA/AMSA		31,104	—	—	(13,080)	3,039	21,063
CSP - Compania Siderurgica do Pecem		—	19,176	—	(27,816)	8,640	—
Others (35 companies)		132,411	755	(3,440)	26,466	1,295	157,487

		2,864,514	156,830	(576,329)	512,486	170,124	3,127,625

	~~W~~	3,876,249	228,646	(602,382)	552,925	102,583	4,158,021

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	For the year ended December 31, 2020

(in millions of Won)
Company	December 31, 2019 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2020 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,907	—	—	34	(2)	175,939
Samcheok Blue Power Co., Ltd.		161,280	—	—	(5,262)	(10,926)	145,092
SNNC		142,602	—	(2,901)	18,701	1,930	160,332
QSONE Co., Ltd.		85,887	—	(1,140)	1,257	—	86,004
Chun-cheon Energy Co., Ltd		56,679	—	—	(33,173)	407	23,913
Western Inland highway CO., LTD.		5,115	42,246	—	(2,294)	3	45,070
NEXTRAIN Co., Ltd.		41,447	7,910	—	(2,786)	793	47,364
Metropolitan Outer Ring Expressway co., ltd.		8,343	5,573	—	(195)	—	13,721
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,824	—	—	(687)	—	17,137
Daesung Steel		15,375	—	—	(514)	2,129	16,990
PCC Amberstone Private Equity Fund 1		9,570	—	(715)	589	(214)	9,230
POSCO MITSUBISHI CARBON TECHNOLOGY		182,648	—	(19,401)	(9,794)	4	153,457
Others (65 companies)		135,890	22,145	(1,328)	(28,128)	(11,093)	117,486

		1,038,567	77,874	(25,485)	(62,252)	(16,969)	1,011,735

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		225,933	—	(56,760)	45,941	(15,772)	199,342
AES-VCM Mong Duong Power Company Limited		178,892	—	(16,053)	37,092	(41,154)	158,777
9404-5515 Quebec Inc.		131,529	—	(11,672)	10,963	(7,524)	123,296
Eureka Moly LLC		85,349	—	—	(39,801)	(2,028)	43,520
AMCI (WA) PTY LTD		72,937	—	—	(6,561)	5,356	71,732
NCR LLC		46,391	4,196	—	(1,452)	(2,527)	46,608
KOREA LNG LTD.		46,557	—	(7,755)	7,681	(4,254)	42,229
Nickel Mining Company SAS		37,940	—	—	1,473	1,477	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,356	—	—	(384)	175	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,128	—	—	(80)	133	15,181
PT. Wampu Electric Power		13,363	—	(559)	1,411	(1,499)	12,716
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,755	—	—	279	76	7,110
Roy Hill Holdings Pty Ltd		1,235,682	—	(113,985)	234,693	61,666	1,418,056
POSCO-NPS Niobium LLC		376,410	—	(11,244)	11,449	(22,890)	353,725
KOBRASCO		115,641	—	(37,922)	8,443	(31,762)	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,935	—	—	1,790	545	91,270
DMSA/AMSA		12,189	60,278	—	(33,305)	(8,058)	31,104
CSP - Compania Siderurgica do Pecem		—	62,711	—	(60,708)	(2,003)	—
Others (37 companies)		177,201	—	(12,114)	(23,375)	(9,301)	132,411

		2,889,188	127,185	(268,064)	195,549	(79,344)	2,864,514

	~~W~~	3,927,755	205,059	(293,549)	133,297	(96,313)	3,876,249

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows:

1)	September 30, 2021

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	463,280	560	462,720	—	6,372
Samcheok Blue Power Co., Ltd.		1,965,409	1,504,154	461,255	—	(3,637)
SNNC		591,775	213,790	377,985	624,524	61,618
QSONE Co., Ltd.		251,190	78,773	172,417	13,412	2,690
Chun-cheon Energy Co., Ltd		606,961	519,179	87,782	224,051	(5,069)
Western Inland highway CO., LTD.		234,421	32,900	201,521	—	(1,531)
Metropolitan Outer Ring Expressway co., ltd.		191,235	68,067	123,168	—	(644)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		60,688	23,911	36,777	45,543	9,056
Daesung Steel		171,037	98,750	72,287	80,557	6,810
PCC Amberstone Private Equity Fund 1		107,356	—	107,356	8,825	10,447
POSCO MITSUBISHI CARBON TECHNOLOGY		464,505	185,430	279,075	112,063	23,297
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,620,063	660,709	959,354	328,175	137,954
AES-VCM Mong Duong Power Company Limited		1,766,927	1,149,039	617,888	285,157	88,322
9404-5515 Quebec Inc.		1,336,516	7,804	1,328,712	—	183,272
FQM Australia Holdings Pty Ltd		1,258,404	894,850	363,554	—	—
KOREA LNG LTD.		132,593	335	132,258	34,911	33,357
Nickel Mining Company SAS		472,172	316,976	155,196	217,245	15,073
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		130,982	73,982	57,000	20,246	(3,344)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		110,865	52,136	58,729	118,566	3,406
PT. Wampu Electric Power		205,956	130,394	75,562	14,512	7,001
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		79,610	45,110	34,500	80,303	2,386
Roy Hill Holdings Pty Ltd		10,517,930	3,873,916	6,644,014	7,138,591	3,194,345
POSCO-NPS Niobium LLC		770,233	—	770,233	—	35,862
KOBRASCO		219,311	51,585	167,726	108,588	68,048
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		627,186	233,913	393,273	1,588,495	21,160
DMSA/AMSA		2,612,473	2,073,889	538,584	362,965	(2,220,123)
CSP - Compania Siderurgica do Pecem		3,720,116	3,809,008	(88,892)	1,971,873	332,704

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	December 31, 2020

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	473,415	575	472,840	—	8,534
Samcheok Blue Power Co., Ltd.		1,169,343	700,266	469,077	—	(5,994)
SNNC		592,568	238,971	353,597	698,712	39,826
QSONE Co., Ltd.		251,190	79,182	172,008	17,075	2,513
Chun-cheon Energy Co., Ltd		609,815	516,963	92,852	222,066	(24,617)
Western Inland highway CO., LTD.		158,679	2,534	156,145	—	(1,714)
NEXTRAIN Co., Ltd.		303,359	74,738	228,621	—	(2,636)
Metropolitan Outer Ring Expressway co., ltd.		98,510	34,360	64,150	—	(920)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		54,832	27,111	27,721	6,672	(2,326)
Daesung Steel		172,088	106,611	65,477	85,158	(2,930)
PCC Amberstone Private Equity Fund 1		104,933	5	104,928	12,280	6,694
POSCO MITSUBISHI CARBON TECHNOLOGY		446,067	190,289	255,778	112,173	(15,603)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,515,828	719,745	796,083	458,806	183,465
AES-VCM Mong Duong Power Company Limited		1,599,095	1,086,440	512,655	336,174	121,644
9404-5515 Quebec Inc.		1,197,702	3	1,197,699	—	105,411
KOREA LNG LTD.		211,497	353	211,144	40,086	38,370
Nickel Mining Company SAS		445,140	308,885	136,255	223,427	(8,353)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		72,001	16,812	55,189	3,236	(1,086)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		71,805	21,486	50,319	104,537	(237)
PT. Wampu Electric Power		199,841	139,264	60,577	20,272	7,057
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		68,036	38,843	29,193	78,954	1,156
Roy Hill Holdings Pty Ltd		9,271,788	2,161,353	7,110,435	5,993,950	2,299,529
POSCO-NPS Niobium LLC		707,247	—	707,247	—	25,406
KOBRASCO		118,676	9,875	108,801	32,854	16,887
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		873,174	534,961	338,213	1,252,189	7,856
DMSA/AMSA		4,924,371	2,294,881	2,629,490	204,820	(772,396)
CSP - Compania Siderurgica do Pecem		3,142,831	3,657,314	(514,483)	1,402,742	(623,381)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of September 30, 2021 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine	Mine development	20.00	Canada
Arctos Anthracite Coal Project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project(private-participation)	Construction	19.92	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

11. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the nine-month period ended September 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	279,397	83,497	(1,057)	—	(19,977)	341,860
Buildings		559,584	11,235	(2,077)	(15,894)	29,575	582,423
Structures		1,199	—	—	(453)	198	944
Right-of-use assets		154,601	—	—	(3,405)	14,514	165,710

	~~W~~	994,781	94,732	(3,134)	(19,752)	24,310	1,090,937

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	278,465	2,814	(183)	—	(1,699)	279,397
Buildings		598,159	385	—	(9,681)	(29,279)	559,584
Structures		1,178	—	—	(610)	631	1,199
Right-of-use assets		425	—	(56)	(3,206)	157,438	154,601

	~~W~~	878,227	3,199	(239)	(13,497)	127,091	994,781

(*1)	Includes reversal of impairment loss on investment property recognized by POSCO(Dalian) IT Center Development Co., Ltd., a subsidiary, in relation to its office lease amounting to ~~W~~14,953 million.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

1)	For the nine-month period ended September 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,3)	Others(*2)	Ending
Land	~~W~~	2,590,087	60,872	(116)	—	—	50,054	2,700,897
Buildings		4,161,400	6,122	(2,907)	(237,681)	(595)	262,392	4,188,731
Structures		3,025,226	11,664	(1,183)	(172,340)	(4)	110,174	2,973,537
Machinery and equipment		16,857,307	136,525	(14,366)	(1,703,112)	(18,313)	663,655	15,921,696
Vehicles		37,156	7,694	(585)	(11,089)	—	3,275	36,451
Tools		60,301	16,241	(150)	(22,568)	—	13,915	67,739
Furniture and fixtures		127,459	16,897	(1,096)	(35,447)	—	32,493	140,306
Lease assets		773,700	169,913	(7,976)	(124,714)	—	68,894	879,817
Bearer plants		149,965	—	(24,596)	(6,956)	—	38,148	156,561
Construction-in-progress		1,617,540	1,651,089	(4,627)	—	(25,624)	(889,985)	2,348,393

	~~W~~	29,400,141	2,077,017	(57,602)	(2,313,907)	(44,536)	353,015	29,414,128

(*1)	During the nine-month period ended September 30, 2021, the Company recognized impairment losses on individual assets for which operations were discontinued due to fire or other loss.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*3)

During the nine-month period ended September 30, 2021, evidence of impairment has occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating party. The Company recognized an impairment loss of ~~W~~27,643 million since recoverable amounts are less than their carrying amounts.

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,526,059	29,639	(2,633)	—	3,490	33,532	2,590,087
Buildings		4,215,454	13,825	(6,296)	(319,774)	(3,778)	261,969	4,161,400
Structures		2,904,506	85,958	(6,661)	(231,737)	(883)	274,043	3,025,226
Machinery and equipment		17,218,264	138,533	(27,966)	(2,298,951)	(8,080)	1,835,507	16,857,307
Vehicles		32,285	6,475	(546)	(14,599)	—	13,541	37,156
Tools		70,751	20,230	(211)	(38,838)	—	8,369	60,301
Furniture and fixtures		130,132	23,352	(2,908)	(43,832)	(519)	21,234	127,459
Lease assets		774,582	204,699	(9,300)	(172,029)	—	(24,252)	773,700
Bearer plants		124,193	118	(155)	(7,971)	—	33,780	149,965
Construction-in-progress		1,929,747	2,835,921	(7,001)	—	(17,270)	(3,123,857)	1,617,540

	~~W~~	29,925,973	3,358,750	(63,677)	(3,127,731)	(27,040)	(666,134)	29,400,141

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized impairment losses on damaged assets due to fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)

Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

1)	For the nine-month period ended September 30, 2021

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	371,719	6,008	(11,006)	30,444	397,165
Buildings and structures		171,760	19,817	(47,458)	8,392	152,511
Machinery and equipment		239,181	10,856	(31,153)	37,540	256,424
Vehicles		11,456	9,050	(5,295)	(1,590)	13,621
Ships		106,555	120,217	(12,536)	—	214,236
Others		27,630	3,965	(20,671)	646	11,570

	~~W~~	928,301	169,913	(128,119)	75,432	1,045,527

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	341,767	18,962	(16,397)	27,387	371,719
Buildings and structures		171,112	47,374	(57,593)	10,867	171,760
Machinery and equipment		215,828	86,373	(38,909)	(24,111)	239,181
Vehicles		14,105	6,186	(9,486)	651	11,456
Ships		24,082	111,537	(29,064)	—	106,555
Others		8,113	45,803	(23,786)	(2,500)	27,630

	~~W~~	775,007	316,235	(175,235)	12,294	928,301

(c)	The amounts recognized in profit or loss related to leases for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2021		2020	2021	2020
Interest on lease liabilities	~~W~~	7,386	9,720	24,519	27,550
Expenses relating to short-term leases		4,317	2,672	14,247	11,522
Expenses relating to leases of low-value assets		5,822	2,035	13,567	9,959

	~~W~~	17,525	14,427	52,333	49,031

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the nine-month period ended September 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2,4)	Others(*3)	Ending
Goodwill	~~W~~	903,893	—	—	—	—	2,996	906,889
Intellectual property rights		2,170,738	174,994	(485)	(201,495)	(19,985)	58,650	2,182,417
Membership(*1)		138,703	5,711	(3,619)	(101)	57	591	141,342
Development expense		227,111	822	—	(55,033)	(480)	(26,856)	145,564
Port facilities usage rights		236,272	—	—	(16,881)	—	328	219,719
Exploratation and evaluation assets		57,140	2,809	—	—	258	1,079	61,286
Customer relationships		330,247	—	—	(33,359)	—	(92)	296,796
Other intangible assets		385,328	45,696	(14,834)	(26,111)	(7,180)	(31,915)	350,984

	~~W~~	4,449,432	230,032	(18,938)	(332,980)	(27,330)	4,781	4,304,997

(*1)	Economic useful life of membership is indefinite.
(*2)

During the nine-month period ended September 30, 2021, the Company decided to sell a portion of emission rights and recognized ~~W~~7,180 million of impairment loss since book value exceeded fair value less costs to sell.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*4)

During the nine-month period ended September 30, 2021, evidence of impairment has occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating party. The Company recognized an impairment loss of ~~W~~19,985 million since recoverable amounts are less than their carrying amounts.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	~~W~~	1,097,809	—	—	—	(189,379)	(4,537)	903,893
Intellectual property rights		2,279,210	136,195	(3,617)	(282,594)	(7,727)	49,271	2,170,738
Membership(*1)		148,078	3,416	(12,340)	(107)	244	(588)	138,703
Development expense		94,339	1,315	(16)	(56,329)	(206)	188,008	227,111
Port facilities usage rights		281,398	—	—	(44,893)	—	(233)	236,272
Exploratation and evaluation assets		77,271	14,886	—	—	—	(35,017)	57,140
Customer relationships		374,875	—	—	(44,478)	—	(150)	330,247
Other intangible assets		555,493	159,590	(61,692)	(37,157)	—	(230,906)	385,328

	~~W~~	4,908,473	315,402	(77,665)	(465,558)	(197,068)	(34,152)	4,449,432

(*1)	Economic useful life of membership is indefinite.
(*2)

During the year ended December 31, 2020, the Company recognized ~~W~~188,619 million of impairment loss on goodwill allocated to POSCO INTERNATIONAL Corporation CGU, a subsidiary included in trading segment since the recoverable amount calculated on the basis of value in use is less than the carrying amount of the CGU.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

14. Other Assets

Other assets as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Advance payments	~~W~~	458,214	348,753
Prepaid expenses		210,584	181,985
Firm commitment asset		23,098	23,506
Others		46,059	62,379

	~~W~~	737,955	616,623

Non-current
Advance payments	~~W~~	22,068	21,587
Prepaid expenses		78,843	92,774
Others(*1)		124,474	155,699

	~~W~~	225,385	270,060

(*1)

As of September 30, 2021 and December 31, 2020, the Company recognized tax assets amounting to ~~W~~67,464 million and ~~W~~121,225 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2021		December 31, 2020
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.51 ~ 6.00	~~W~~	125,209	146,762
Short-term borrowings	HSBC and others	0.17 ~ 19.00		5,602,479	5,047,633

				5,727,688	5,194,395

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.19 ~ 8.50		960,103	1,067,338
Current portion of debentures	Merrill Lynch and others	0.90 ~ 4.30		1,815,942	2,417,339
Less: Current portion of discount on debentures issued				(1,303)	(1,543)

				2,774,742	3,483,134

			~~W~~	8,502,430	8,677,529

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Long-term borrowings, excluding current portion and others as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2021		December 31, 2020
Long-term borrowings	Export-Import Bank of Korea and others	0.45 ~ 4.50	~~W~~	3,993,877	3,366,400
Less: Present value discount				(14,215)	(16,058)
Bonds	KB Securiest Co., Ltd. and others	0.50 ~ 4.00		8,880,270	8,505,485
Less: Discount on debentures issued				(29,459)	(35,749)
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	—		1,508,149	—
			~~W~~	14,338,622	11,820,078

(*1)	The major conditions of the exchangeable bonds issued by the Company on September 1, 2021 are as follows.

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : - - Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity: Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum - Prepayment: The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	494,450

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, rights issue under the market price

Put option by bondholders

- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer

- Share price (based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value valuation, and changes in fair value are recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(c)	Assets pledged as collateral in regard to the borrowings as of September 30, 2021 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Shinhan Bank and others	~~W~~	39,619	39,817
Property, plant and equipment and Investment property	Korea Development Bank and others		4,463,168	5,300,893
Trade accounts and notes receivable	Korea Development Bank and others		350,218	349,851
Inventories	Export-Import Bank of Korea and others		106,231	12,650
Financial instruments	KB Kookmin Bank and others		25,638	25,637

		~~W~~	4,984,874	5,728,848

16. Other Payables

Other payables as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Accounts payable	~~W~~	728,800	800,439
Accrued expenses		731,158	697,087
Dividend payable		2,650	2,703
Lease liabilities		157,317	244,548
Withholdings		126,348	100,489

	~~W~~	1,746,273	1,845,266

Non-current
Accounts payable	~~W~~	19,445	5,572
Accrued expenses		5,000	4,953
Lease liabilities		621,072	495,127
Withholdings		53,534	53,272

	~~W~~	699,051	558,924

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Derivative liabilities	~~W~~	116,786	82,859
Financial guarantee liabilities		19,560	58,545

	~~W~~	136,346	141,404

Non-current
Derivative liabilities	~~W~~	23,722	129,505
Financial guarantee liabilities		7,455	4,083

	~~W~~	31,177	133,588

18. Provisions

(a)	Provisions as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	58,601	54,763	73,441	48,510
Provision for construction warranties		13,232	223,678	9,662	217,435
Provision for legal contingencies and claims(*1)		26,116	73,657	24,275	63,175
Provision for the restoration(*2)		6,492	149,353	5,307	134,438
Others(*3,*4)		280,300	59,758	330,588	59,411

	~~W~~	384,741	561,209	443,273	522,969

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~69,424 million and ~~W~~59,211 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of September 30, 2021 and December 31, 2020, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~14,141 million as provisions for restoration as of September 30, 2021. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 1.73%~2.01% to measure present value of these costs.

(*3)

As of September 30, 2021 and December 31, 2020, POSCO ENERGY CO., LTD., and Korea Fuel Cell recognized ~~W~~75,438 million and ~~W~~80,842 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

The Company has recognized emission liabilities of ~~W~~73,888 million and ~~W~~78,646 million for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of September 30, 2021 and December 31, 2020, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

1)	For the nine-month period ended September 30, 2021

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	121,951	71,073	(76,341)	(2,454)	(865)	113,364
Provision for construction warranties		227,097	56,438	(44,010)	(2,821)	206	236,910
Provision for legal contingencies and claims		87,450	34,234	(22,757)	(2,913)	3,759	99,773
Provision for the restoration		139,745	25,996	(4,729)	(10,813)	5,646	155,845
Others		389,999	224,671	(174,393)	(102,600)	2,381	340,058

	~~W~~	966,242	412,412	(322,230)	(121,601)	11,127	945,950

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	123,669	106,855	(109,835)	(6,334)	7,596	121,951
Provision for construction warranties		170,428	86,691	(23,916)	(5,311)	(795)	227,097
Provision for legal contingencies and claims		84,484	30,894	(16,444)	(9,087)	(2,397)	87,450
Provision for the restoration		87,303	67,501	(6,525)	(15,811)	7,277	139,745
Others		352,765	349,639	(142,440)	(133,294)	(36,671)	389,999

	~~W~~	818,649	641,580	(299,160)	(169,837)	(24,990)	966,242

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2021		2020	2021	2020
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	13,212	10,682	37,762	35,729

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Present value of funded obligations	~~W~~	2,477,916	2,439,938
Fair value of plan assets(*1)		(2,276,352)	(2,397,717)
Present value of non-funded obligations		6,193	13,415

Net defined benefit liabilities	~~W~~	207,757	55,636

(*1)

As of September 30, 2021 and December 31, 2020, the Company recognized net defined benefit assets amounting to ~~W~~9,120 million and ~~W~~86,149 million respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Defined benefit obligation at the beginning of period	~~W~~	2,453,353	2,431,880
Current service costs		182,339	245,047
Interest costs		38,576	47,485
Remeasurements		2,679	(52,732)
Benefits paid		(194,468)	(225,293)
Others		1,630	6,966

Defined benefit obligation at the end of period	~~W~~	2,484,109	2,453,353

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Fair value of plan assets at the beginning of period	~~W~~	2,397,717	2,255,149
Interest on plan assets		38,358	44,208
Remeasurement of plan assets		(7,004)	(600)
Contributions to plan assets		26,306	307,367
Benefits paid		(178,530)	(213,246)
Others		(495)	4,839

Fair value of plan assets at the end of period	~~W~~	2,276,352	2,397,717

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month period ended September 30, 2021 and 2020 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2021		2020	2021	2020
Current service costs	~~W~~	61,934	58,693	182,339	181,204
Net interest costs		28	733	218	2,211

	~~W~~	61,962	59,426	182,557	183,415

20. Other Liabilities

Other liabilities as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Due to customers for contract work	~~W~~	883,604	807,465
Advances received		443,986	416,960
Unearned revenue		55,949	24,433
Withholdings		374,696	332,327
Firm commitment liability		16,378	35,993
Others		10,603	8,304

	~~W~~	1,785,216	1,625,482

Non-current
Unearned revenue	~~W~~	22,779	17,953
Others		21,874	19,067

	~~W~~	44,653	37,020

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2021 and December 31, 2020 are as follows:

①	September 30, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	251,009	—	251,009	—	251,009
Short-term financial instruments		10,005,893	—	10,005,893	—	10,005,893
Long-term financial instruments		292,201	—	292,201	—	292,201
Debt securities		8,361	—	—	8,361	8,361
Other securities		459,297	43,969	1,898	413,430	459,297
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		40,964	—	40,964	—	40,964
Fair value through other comprehensive income
Equity securities		1,388,967	1,223,602	—	165,365	1,388,967
Debt securities		13,044	—	—	13,044	13,044
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		5,480,045	—	—	—	—
Trade accounts and notes receivable		9,593,618	—	—	—	—
Other receivables		2,829,439	—	—	—	—
Debt securities		51,145	—	—	—	—
Deposit instruments		3,063,925	—	—	—	—

	~~W~~	33,479,908	1,267,571	10,591,965	602,200	12,461,736

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	109,558	—	109,558	—	109,558
Borrowings		1,508,149	1,508,149	—	—	1,508,149
Derivative hedging instruments(*2)		30,950	—	30,950	—	30,950
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,218,543	—	—	—	—
Borrowings		21,332,903	—	21,483,857	—	21,483,857
Financial guarantee liabilities		27,015	—	—	—	—
Others		2,178,628	—	—	—	—

	~~W~~	30,405,746	1,508,149	21,624,365	—	23,132,514

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

②	December 31, 2020

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	79,995	—	79,995	—	79,995
Short-term financial instruments		9,133,404	—	9,133,404	—	9,133,404
Debt securities		20,797	—	—	20,797	20,797
Other securities		364,404	47,321	2,242	314,841	364,404
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		37,880	—	37,880	—	37,880
Fair value through other comprehensive income
Equity securities		1,120,968	729,342	—	391,626	1,120,968
Debt securities		2,471	—	—	2,471	2,471
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		4,754,644	—	—	—	—
Trade accounts and notes receivable		7,332,890	—	—	—	—
Other receivables		2,300,515	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,359,951	—	—	—	—

	~~W~~	27,661,065	776,663	9,253,521	731,735	10,761,919

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	180,773	—	180,773	—	180,773
Derivative hedging instruments		31,591	—	31,591	—	31,591
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,777,836	—	—	—	—
Borrowings		20,497,607	—	20,821,353	—	20,821,353
Financial guarantee liabilities		62,629	—	—	—	—
Others		2,347,244	—	—	—	—

	~~W~~	26,897,680	—	21,033,717	—	21,033,717

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2021 and 2020 were as follows:

①	For the nine-month period ended September 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income(loss)
Financial assets at fair value through profit or loss	~~W~~	106,930	(7,961)	—	10,788	13,085	122,842	—
Derivatives assets		—	148,865	—	253,494	—	402,359	—
Financial assets at fair value through other comprehensive income		—	—	—	—	30,247	30,247	199,143
Financial assets measured at amortized cost		101,534	—	649,801	(11,096)	(199)	740,040	—
Financial liabilities at fair value through profit or loss		—	15,311	(1,141)	—	(15,876)	(1,706)	—
Derivatives liabilities		—	108,154	—	(323,390)	—	(215,236)	333
Financial liabilities measured at amortized cost		(324,159)	—	(856,068)	(15)	5,543	(1,174,699)	—

	~~W~~	(115,695)	264,369	(207,408)	(70,219)	32,800	(96,153)	199,476

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

②	For the nine-month period ended September 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	127,564	33,765	—	10,591	985	172,905	—
Derivatives assets		—	185,405	—	195,304	—	380,709	—
Financial assets at fair value through other comprehensive income		—	—	—	—	31,075	31,075	(154,471)
Financial assets measured at amortized cost		168,721	—	229,538	(12,309)	(203)	385,747	—
Derivatives liabilities		—	(29,170)	—	(255,418)	—	(284,588)	(730)
Financial liabilities measured at amortized cost		(505,797)	—	(265,300)	—	(5,752)	(776,849)	—

	~~W~~	(209,512)	190,000	(35,762)	(61,832)	26,105	(91,001)	(155,201)

3)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2021 and 2020 were as follows:

①	For the three-month period ended September 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income(loss)
Financial assets at fair value through profit or loss	~~W~~	30,036	2,131	—	8,954	5,251	46,372	—
Derivatives assets		—	62,568	—	74,268	—	136,836	—
Financial assets at fair value through other comprehensive income		—	—	—	—	8,556	8,556	30,254
Financial assets measured at amortized cost		62,041	—	421,940	(4,679)	(110)	479,192	—
Financial liabilities at fair value through profit or loss		—	15,311	(1,141)	—	(15,876)	(1,706)	—
Derivatives liabilities		—	63,654	—	(93,104)	—	(29,450)	108
Financial liabilities measured at amortized cost		(88,546)	—	(514,814)	(15)	(8,089)	(611,464)	—

	~~W~~	3,531	143,664	(94,015)	(14,576)	(10,268)	28,336	30,362

②	For the three-month period ended September 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	45,561	25,961	—	7,737	(13)	79,246	—
Derivatives assets		—	(79,082)	—	57,127	—	(21,955)	—
Financial assets at fair value through other comprehensive income		—	—	—	—	5,507	5,507	11,495
Financial assets measured at amortized cost		46,722	—	(67,335)	(2,689)	(43)	(23,345)	—
Derivatives liabilities		—	9,899	—	(78,551)	—	(68,652)	111
Financial liabilities measured at amortized cost		(158,998)	—	150,310	—	(5,882)	(14,570)	—

	~~W~~	(66,715)	(43,222)	82,975	(16,376)	(431)	(43,769)	11,606

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2020.

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2021 and December 31, 2020 are as follows:

(in Won, except share information)	September 30, 2021		December 31, 2020
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835

Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2021, total shares of ADRs of 25,453,740 outstanding in overseas stock market are equivalent to 6,363,435 of common stock.
(*2)	As of September 30, 2021, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares.		796,623	796,623
Other capital surplus		94,085	50,099

	~~W~~	1,354,533	1,310,547

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2021		December 31, 2020
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of September 30, 2021 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60% Reset every 10 years as follows;

•   After 10 years: return on government bond of the Republic of Korea (10 years) + 1.40%

•   After 10 years: additionally +0.25% according to Step-up clauses

•   After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2021 amounts to ~~W~~454 million.

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2021		December 31, 2020
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of September 30, 2021 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-08-29 : 5.21% Reset every 10 years as follows;

•   After 10 years: return on government bond of the Republic of Korea (10 years) + 1.55%

•   After 10 years: additionally + 0.25% according to Step-up clauses

•   After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the issuer)

Others	The issuer can call the hybrid bond at year 10th anniversary of issurance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stock holders, but subordinated to other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2021 amounts to ~~W~~679 million.

24. Reserves

Reserves as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(535,570)	(693,176)
Changes in fair value of equity investments at fair value through other comprehensive income		(158,089)	(359,283)
Foreign currency translation differences		(22,850)	(339,707)
Gains or losses on valuation of derivatives		(433)	(699)
Others		11,947	11,947

	~~W~~	(704,995)	(1,380,918)

25. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows.

(shares, in millions of Won)	September 30, 2021			December 31, 2020
	Number of shares	Amount		Number of shares	Amount
Beginning	11,171,363	~~W~~	2,391,523	7,071,194	~~W~~	1,508,303
Acquisition of treasury shares	389,900		116,771	4,100,169		883,220

Ending	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523

The trust contract of acquiring treasury shares contracted during the year ended December 31, 2020, was ended as of April 12, 2021, due to completion of acquiring treasury share and expiration of contract term.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the nine-month periods ended September 30, 2021 and 2020 were as follows:

①	For the nine-month period ended September 30, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	28,800,196	17,757,155	—	1,046,321	47,603,672
Revenue from services		482,432	369,646	44,187	1,530,349	2,426,614
Revenue from construction contract		—	—	4,509,743	24,770	4,534,513
Others		92,194	199,745	1,656	139,678	433,273

	~~W~~	29,374,822	18,326,546	4,555,586	2,741,118	54,998,072

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	28,892,390	17,956,900	51,746	1,185,999	48,087,035
Revenue recognized over time		482,432	369,646	4,503,840	1,555,119	6,911,037

	~~W~~	29,374,822	18,326,546	4,555,586	2,741,118	54,998,072

②	For the nine-month period ended September 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	20,545,012	14,108,407	—	611,217	35,264,636
Revenue from services		343,393	293,983	33,882	1,377,614	2,048,872
Revenue from construction contract		—	—	4,878,088	20,467	4,898,555
Others		26,812	118,301	5,143	166,266	316,522

	~~W~~	20,915,217	14,520,691	4,917,113	2,175,564	42,528,585

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	20,571,824	14,226,708	120,754	777,483	35,696,769
Revenue recognized over time		343,393	293,983	4,796,359	1,398,081	6,831,816

	~~W~~	20,915,217	14,520,691	4,917,113	2,175,564	42,528,585

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended September 30, 2021 and 2020 were as follows:

①	For the three-month period ended September 30, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	10,750,980	6,769,589	—	379,043	17,899,612
Revenue from services		217,227	133,574	17,199	617,056	985,056
Revenue from construction contract		—	—	1,562,608	5,064	1,567,672
Others		66,685	62,386	650	54,822	184,543

	~~W~~	11,034,892	6,965,549	1,580,457	1,055,985	20,636,883

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	10,817,665	6,831,975	30,990	433,865	18,114,495
Revenue recognized over time		217,227	133,574	1,549,467	622,120	2,522,388

	~~W~~	11,034,892	6,965,549	1,580,457	1,055,985	20,636,883

②	For the three-month period ended September 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,317,057	4,370,071	—	243,250	11,930,378
Revenue from services		110,529	102,730	11,034	492,283	716,576
Revenue from construction contract		—	—	1,509,453	6,260	1,515,713
Others		8,213	31,269	1,124	57,945	98,551

	~~W~~	7,435,799	4,504,070	1,521,611	799,738	14,261,218

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,325,270	4,401,340	16,216	301,194	12,044,020
Revenue recognized over time		110,529	102,730	1,505,395	498,544	2,217,198

	~~W~~	7,435,799	4,504,070	1,521,611	799,738	14,261,218

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Receivables
Account receivables	~~W~~	9,593,618	7,332,890
Contract assets
Due from customers for contract work		955,239	874,152
Contract liabilities
Advance received		445,612	418,777
Due to customers for contract work		883,604	807,465
Unearned revenue		78,431	42,040

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of outstanding contracts as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021			December 31, 2020
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	32,008,638	113,160	30,780,560	247,737
Accumulated contract profit		3,196,483	22,404	3,034,148	49,692
Accumulated contract loss		(1,232,781)	(17,276)	(1,260,451)	(2,482)
Accumulated contract revenue		33,972,340	118,288	32,554,257	294,947

(b)	Details of due from customers for contract work and due to customers for contract work as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021			December 31, 2020
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	987,760	42,329	915,285	33,594
Due to customers for contract work		(835,271)	(48,333)	(765,818)	(41,647)

	~~W~~	152,489	(6,004)	149,467	(8,053)

(c)	Details of the provisions of construction loss as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Construction segment	~~W~~	31,440	70,818
Others		16,942	437

	~~W~~	48,382	71,255

(d)

Due to the factors causing the variation of costs for the nine-month period ended September 30, 2021, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the nine-month period ended September 30, 2021 and future periods are as follows:

			Changes in profit (loss) of contract
(in millions of Won)	Changes in estimated total contract costs		Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	235,795	93,685	94,489	188,174
Others		9,696	2,160	(10,667)	(8,507)

	~~W~~	245,491	95,845	83,822	179,667

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to September 30, 2021. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price

Labor cost	Assumption based on standard monthly and daily labor cost

Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month period ended September 30			For the nine-month period ended September 30
	2021		2020	2021	2020
Wages and salaries	~~W~~	260,416	210,874	691,564	621,394
Expenses related to post-employment benefits		23,335	18,197	94,483	60,078
Other employee benefits		52,358	43,253	145,647	129,004
Travel		4,136	3,719	12,873	13,609
Depreciation		36,881	36,393	107,484	109,250
Amortization		18,963	26,113	68,711	80,746
Communication		3,202	2,305	7,544	7,106
Electricity		1,845	2,055	5,476	6,085
Taxes and public dues		15,638	11,311	62,440	43,386
Rental		7,731	6,733	19,983	22,998
Repairs		3,425	2,463	8,446	5,701
Entertainment		2,280	1,911	6,636	5,456
Advertising		22,593	16,842	59,103	51,495
Research & development		23,362	29,083	83,734	78,354
Service fees		46,625	36,957	132,507	113,732
Vehicles maintenance		1,304	1,179	3,805	3,678
Industry association fee		1,582	1,502	7,366	7,541
Conference		3,241	2,922	9,361	8,247
Increase to provisions		1,926	1,728	4,747	3,610
Others		13,818	10,717	35,141	28,394

	~~W~~	544,661	466,257	1,567,051	1,399,864

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month period ended September 30			For the nine-month period ended September 30
	2021		2020	2021	2020
Freight and custody expenses	~~W~~	45,720	49,434	140,542	135,537
Operating expenses for distribution center		1,860	1,589	5,399	5,276
Sales commissions		21,483	13,795	59,245	81,714
Sales advertising		1,700	64	2,089	634
Sales promotion		1,108	1,897	4,232	5,133
Sample		454	318	1,442	1,190
Sales insurance premium		10,411	6,735	29,629	22,364
Contract cost		14,625	11,420	41,727	27,170
Others		3,339	4,482	9,516	13,043

	~~W~~	100,700	89,734	293,821	292,061

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month period ended September 30			For the nine-month period ended September 30
	2021		2020	2021	2020
Finance income
Interest income(*1)	~~W~~	92,078	92,283	208,464	296,285
Dividend income		13,807	5,494	43,332	32,060
Gain on foreign currency transactions		331,943	174,109	732,908	810,396
Gain on foreign currency translations		159,796	35,923	363,662	255,900
Gain on derivatives transactions		80,452	67,552	279,496	212,192
Gain on valuations of derivatives		213,899	(72,513)	402,134	208,687
Others		34,024	38,583	71,491	56,004

	~~W~~	925,999	341,431	2,101,487	1,871,524

Finance costs
Interest expenses	~~W~~	88,547	158,998	324,159	505,797
Loss on foreign currency transactions		279,631	206,255	659,932	691,009
Loss on foreign currency translations		306,123	(79,198)	644,046	411,049
Loss on derivatives transactions		99,288	88,976	349,392	272,306
Loss on valuation of derivatives		87,677	(3,330)	145,115	52,452
Loss on disposal of trade accounts and notes receivable		4,678	2,689	11,096	12,345
Others		31,719	10,809	63,900	17,567

	~~W~~	897,663	385,199	2,197,640	1,962,525

(*1)	Interest income calculated using the effective interest method for the nine-month period ended September 30, 2021 and 2020 were ~~W~~101,534 million and ~~W~~168,721 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month period ended September 30			For the nine-month period ended September 30
	2021		2020	2021	2020
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	960	—	46,703	299
Gain on disposals of investments in subsidiaries, associates and joint ventures		600	2,082	26,655	43,421
Gain on disposals of property, plant and equipment		1,467	2,196	8,406	9,542
Gain on valuation of firm commitment		30,099	17,396	148,752	55,062
Gain on disposals of emission rights		—	285	567	24,851
Gain on insurance claim		1,611	3,490	22,159	10,623
Reversal of other provisions		160	2,735	2,559	3,574
Others(*1)		27,700	38,084	140,594	85,800

	~~W~~	62,597	66,268	396,395	233,172

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	—	—	—	5,030
Loss on disposals of investments in subsidiaries, associates and joint ventures		310	3,586	7,878	13,659
Loss on disposals of property, plant and equipment		20,242	26,451	56,389	105,440
Impairment loss on property, plant and equipment		27,643	284	44,536	21,684
Impairment loss on intangible assets		20,776	41	27,997	1,225
Loss on valuation of firm commitment		15,387	21,154	92,705	57,229
Idle tangible asset expenses		6,030	4,181	18,699	14,866
Increase to provisions		10,682	6,452	21,158	7,676
Donations		21,087	8,137	36,615	24,845
Others		10,141	13,884	84,382	49,951

	~~W~~	132,298	84,170	390,359	301,605

(*1)

During the nine-month period ended September 30, 2021, the Company recognized ~~W~~48,773 million of non-operating income for refund of other than corporate tax as a result of administrative litigation for tax audits.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month period ended September 30			For the nine-month period ended September 30
	2021		2020	2021	2020
Raw material used, changes in inventories and others	~~W~~	11,721,604	8,809,612	32,237,738	25,757,893
Employee benefits expenses		1,084,421	906,728	2,926,612	2,678,926
Outsourced processing cost		1,950,052	1,771,108	5,472,262	5,857,897
Electricity and water expenses		177,309	168,788	539,525	482,046
Depreciation(*1)		776,604	793,940	2,333,660	2,348,977
Amortization		112,514	106,230	332,988	336,624
Freight and custody expenses		425,999	376,397	1,143,220	1,058,528
Sales commissions		21,483	13,795	59,245	81,714
Loss on disposal of property, plant and equipment		20,242	26,451	56,389	105,440
Impairment loss on property, plant and equipment		27,644	284	44,536	21,684
Impairment loss on intangible assets		20,777	41	27,997	1,225
Donations		21,087	8,137	36,615	24,845
Other expenses		1,301,539	695,987	3,329,915	2,543,443

	~~W~~	17,661,275	13,677,498	48,540,702	41,299,242

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2021 and 2020 were 23.83% and 30.07%, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

33. Earnings per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in Won except per share information)	For the three-month period ended September 30			For the nine-month period ended September 30
	2021		2020	2021	2020
Profit attributable to controlling interest	~~W~~	2,429,720,200,212	465,457,487,777	5,118,799,676,088	901,132,036,554
Interests of hybrid bonds		(1,681,205,479)	(1,681,205,479)	(4,988,794,519)	(5,007,068,492)
Weighted-average number of common shares outstanding (*1)		75,625,572	79,230,216	75,719,934	79,784,098

Basic earnings per share	~~W~~	32,106	5,854	67,536	11,232

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	For the three-month period ended September 30		For the nine-month period ended September 30
	2021	2020	2021	2020
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,561,263)	(7,956,619)	(11,466,901)	(7,402,737)

Weighted-average number of common shares outstanding	75,625,572	79,230,216	75,719,934	79,784,098

(b)	Diluted earnings per share for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in Won, except share information)	For the three-month period ended September 30			For the nine-month period ended September 30
	2021		2020	2021	2020
Profit for the period	~~W~~	2,429,720,200,212	465,457,487,777	5,118,799,676,088	901,132,036,554
Interests of hybrid bonds, net of tax		(1,681,205,479)	(1,681,205,479)	(4,988,794,519)	(5,007,068,492)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		(10,273,058,805)	—	(10,273,058,805)	—
Adjusted weighted-average number of common shares(*1)		76,581,815	79,230,216	76,042,185	79,784,098

Diluted earnings per share	~~W~~	31,571	5,854	67,115	11,232

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	For the three-month period ended September 30		For the nine-month period ended September 30
	2021	2020	2021	2020
Weighted-average number of common shares outstanding	75,625,572	79,230,216	75,719,934	79,784,098
Weighted-average number of potential common share	956,243	—	322,251	—

Adjusted weighted-average number of common shares	76,581,815	79,230,216	76,042,185	79,784,098

As of September 30, 2021, the Company holds exchangeable bonds as dilutive potential common shares. As of December 31, 2020, diluted earnings per share is equal to basic earnings per share as the Company does not have dilutive potential common shares.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the nine-month periods ended September 30, 2021 and 2020 were as follows:

1)	For the nine-month period ended September 30, 2021

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	4,315	11,094	—	286,992	109	26,431
POSCO COATED & COLOR STEEL Co., Ltd.		500,645	2,085	—	—	28,782	506
POSCO ICT(*4)		1,266	4,992	—	159,334	32,213	134,074
eNtoB Corporation		11	—	236,803	37,730	69	15,298
POSCO CHEMICAL CO., LTD		216,689	26,579	341,790	7,836	223,159	2,799
POSCO ENERGY CO., LTD.		4,184	1,426	6,992	—	—	20,512
POSCO SPS		570,632	—	—	—	32,355	635
POSCO INTERNATIONAL Corporation		6,962,982	54,331	867,793	—	541	5,241
POSCO Thainox Public Company Limited		228,192	—	—	—	—	20
POSCO Canada Ltd.		—	796	148,558	—	—	—
POSCO Asia Co., Ltd.		19,142	50	417	—	—	1,539
Qingdao Pohang Stainless Steel Co., Ltd.		131,173	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,130,531	1	20,315	287	—	2,959
POSCO-VIETNAM Co., Ltd.		307,224	339	—	—	—	27
POSCO MEXICO S.A. DE C.V.		320,811	111	—	—	—	506
POSCO Maharashtra Steel Private Limited		646,802	259	—	—	—	132
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		118,655	—	—	—	—	—
POSCO VST CO., LTD.		152,119	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	853	1,212,212	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		194,535	183	8	—	—	10
Others		1,017,908	53,865	157,818	42,778	193,551	95,205

		12,527,816	156,964	2,992,706	534,957	510,779	305,914

Associates and joint ventures(*3)
SNNC		50,311	2,342	519,658	—	—	107
POSCO-SAMSUNG-Slovakia Processing Center		54,594	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	383,689	1,630,448	—	—	—
Others		32,442	25,239	76,194	—	—	33,194

		137,347	411,270	2,226,300	—	—	33,301

	~~W~~	12,665,163	568,234	5,219,006	534,957	510,779	339,215

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2021, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	For the nine-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,168	11,107	15	543,484	60	17,773
POSCO COATED & COLOR STEEL Co., Ltd.		309,338	1,819	—	—	21,466	249
POSCO ICT		2,088	4,992	—	248,039	30,951	131,887
eNtoB Corporation		11	60	160,906	24,852	55	17,884
POSCO CHEMICAL CO., LTD		200,730	29,911	342,948	16,219	226,595	4,551
POSCO ENERGY CO., LTD.		2,196	2,117	12,374	3	—	16,709
POSCO SPS		258,464	—	—	—	20,994	715
POSCO INTERNATIONAL Corporation		4,246,418	55,558	233,450	—	11,371	3,293
POSCO Thainox Public Company Limited		226,231	137	3,454	—	—	—
POSCO Canada Ltd.		—	978	129,666	—	—	—
POSCO Asia Co., Ltd.		1,161,489	1,002	114,796	3,229	1,174	2,765
Qingdao Pohang Stainless Steel Co., Ltd.		105,037	66	—	—	—	196
POSCO JAPAN Co., Ltd.		776,819	—	29,582	4,947	—	2,428
POSCO-VIETNAM CO., Ltd.		182,844	239	—	—	—	59
POSCO MEXICO S.A. DE C.V.		107,763	158	—	—	—	304
POSCO Maharashtra Steel Private Limited		210,679	1,543	—	—	—	282
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		82,663	—	—	—	—	—
POSCO VST CO., LTD.		163,085	204	—	—	—	123
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	1,039	395,961	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		180,043	213	2,314	—	—	18
Others		595,485	20,180	53,327	33,263	176,502	91,337

		8,816,551	131,323	1,478,793	874,036	489,168	290,573

Associates and joint ventures
SNNC		4,333	4,103	372,068	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		29,429	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	39,112	940,725	—	—	—
Others		25,714	61,990	47,704	84,839	4,086	36,145

		59,476	105,205	1,360,497	84,839	4,086	36,145

	~~W~~	8,876,027	236,528	2,839,290	958,875	493,254	326,718

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended September 30, 2021 and 2020 were as follows:

1)	For the three-month period ended September 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,519	12	—	84,257	40	12,950
POSCO COATED & COLOR STEEL Co., Ltd.		209,472	—	—	—	11,436	75
POSCO ICT		429	—	—	65,204	11,385	43,657
eNtoB Corporation		4	—	100,009	16,123	48	5,695
POSCO CHEMICAL CO., LTD		87,944	5,133	115,469	2,281	75,739	503
POSCO ENERGY CO., LTD.		970	460	3,454	—	—	9,313
POSCO SPS		232,942	—	—	—	10,950	196
POSCO INTERNATIONAL Corporation		2,740,847	—	443,365	—	—	2,402
POSCO Thainox Public Company Limited		78,008	—	—	—	—	—
POSCO Canada Ltd.		—	115	66,813	—	—	—
POSCO Asia Co., Ltd.		5	18	—	—	—	834
Qingdao Pohang Stainless Steel Co., Ltd.		49,771	—	—	—	—	—
POSCO JAPAN Co., Ltd.		408,035	—	5,993	—	—	1,915
POSCO-VIETNAM Co., Ltd.		119,680	—	—	—	—	27
POSCO MEXICO S.A. DE C.V.		123,634	40	—	—	—	420
POSCO Maharashtra Steel Private Limited		268,945	79	—	—	—	31
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		52,008	—	—	—	—	—
POSCO VST CO., LTD.		55,872	—	—	—	—	12
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	465,531	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		73,591	73	—	—	—	—
Others		359,051	1,275	97,692	17,567	71,322	41,583

		4,862,727	7,205	1,298,326	185,432	180,920	119,613

Associates and joint ventures
SNNC		30,259	—	224,001	—	—	54
POSCO-SAMSUNG-Slovakia Processing Center		23,401	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	127,551	589,980	—	—	—
Others		10,102	1,664	29,022	—	—	13,361

		63,762	129,215	843,003	—	—	13,415

	~~W~~	4,926,489	136,420	2,141,329	185,432	180,920	133,028

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	For the three-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,620	11	—	101,179	—	4,938
POSCO COATED & COLOR STEEL Co., Ltd.		103,572	124	—	—	6,290	41
POSCO ICT		659	1	—	63,729	10,010	44,219
eNtoB Corporation		4	—	47,528	6,004	27	5,391
POSCO CHEMICAL CO., LTD		56,264	5,141	113,227	3,389	72,171	189
POSCO ENERGY CO., LTD.		643	901	2,379	—	—	5,599
POSCO SPS		125,566	—	—	—	10,578	293
POSCO INTERNATIONAL Corporation		1,450,981	1,227	122,652	—	—	1,210
POSCO Thainox Public Company Limited		119,514	—	—	—	—	—
POSCO Canada Ltd.		—	162	38,861	—	—	—
POSCO Asia Co., Ltd.		441,511	37	33,125	957	12	1,346
Qingdao Pohang Stainless Steel Co., Ltd.		34,269	—	—	—	—	20
POSCO JAPAN Co., Ltd.		227,977	—	13,162	1,988	—	1,340
POSCO-VIETNAM Co., Ltd.		81,739	16	—	—	—	39
POSCO MEXICO S.A. DE C.V.		39,189	59	—	—	—	—
POSCO Maharashtra Steel Private Limited		56,925	696	—	—	—	97
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,018	—	—	—	—	—
POSCO VST CO., LTD.		30,869	148	—	—	—	103
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	235	104,312	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		59,984	—	—	—	—	—
Others		179,113	2,209	14,535	7,683	58,361	33,709

		3,035,417	10,967	489,781	184,929	157,449	98,534

Associates and joint ventures
SNNC		1,432	625	153,008	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		12,275	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	39,112	315,180	—	—	—
Others		11,317	7,016	17,834	—	—	10,366

		25,024	46,753	486,022	—	—	10,366

	~~W~~	3,060,441	57,720	975,803	184,929	157,449	108,900

(c)	The related account balances from significant transactions between the controlling company and related companies as of September 30, 2021 and December 31, 2020 are as follows:

1)	September 30, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	4,269	4	4,273	—	38,461	314	38,775
POSCO COATED & COLOR STEEL Co., Ltd.		110,729	—	110,729	—	6	6,246	6,252
POSCO ICT		166	—	166	2,999	48,750	24,970	76,719
eNtoB Corporation		—	—	—	649	24,717	—	25,366
POSCO CHEMICAL CO., LTD		29,433	4,093	33,526	12,596	49,911	17,810	80,317
POSCO ENERGY CO., LTD.		1,092	8	1,100	—	2,051	11,288	13,339
POSCO SPS		127,313	—	127,313	14	1,343	4,911	6,268
POSCO INTERNATIONAL Corporation		1,215,427	10	1,215,437	5,047	523	502	6,072
POSCO Thainox Public Company Limited		57,404	—	57,404	—	—	—	—
POSCO Asia Co., Ltd.		—	718	718	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		27,134	—	27,134	—	—	—	—
POSCO MEXICO S.A. DE C.V.		151,673	791	152,464	—	—	—	—
POSCO Maharashtra Steel Private Limited		420,910	1,606	422,516	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		266,356	1,478	267,834	—	—	—	—
Others		589,136	18,938	608,074	114,754	37,832	82,586	235,172

		3,001,042	27,646	3,028,688	136,059	203,594	148,627	488,280

Associates and joint ventures
SNNC		3,772	60	3,832	50,612	7	—	50,619
Roy Hill Holdings Pty Ltd		—	127,551	127,551	413,548	—	—	413,548
Others		665	23,585	24,250	4,998	973	—	5,971

		4,437	151,196	155,633	469,158	980	—	470,138

	~~W~~	3,005,479	178,842	3,184,321	605,217	204,574	148,627	958,418

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	December 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.		63,520	—	63,520	—	180	3,709	3,889
POSCO ICT		245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation		—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD		19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.		261	122	383	—	2,995	12,508	15,503
POSCO SPS		72,009	—	72,009	—	2,352	4,175	6,527
POSCO INTERNATIONAL Corporation		534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited		39,920	—	39,920	—	—	—	—
POSCO Asia Co., Ltd.		239,847	898	240,745	3,958	258	—	4,216
Qingdao Pohang Stainless Steel Co., Ltd.		25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.		71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited		173,285	2,006	175,291	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		258,563	1,845	260,408	—	—	—	—
Others		227,288	28,117	255,405	41,564	30,433	82,716	154,713

		1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851

Associates and jointventures
SNNC		106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd		—	52,076	52,076	201,924	—	—	201,924
Others		818	17,882	18,700	6,704	—	—	6,704

		924	70,186	71,110	242,008	—	—	242,008

	~~W~~	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the nine-month periods ended September 30, 2021 and 2020 were as follows:

1)	For the nine-month period ended September 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	211,118	266	—	123
SNNC		51,163	267	17,485	25,869
Noeul Green Energy Co., Ltd.		4,595	—	—	1,374
CSP - Compania Siderurgica do Pecem		4,583	—	54,667	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		37,288	—	19,183	6,736
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		11,976	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		27,361	—	147	—
DMSA/AMSA		—	—	10,084	—
South-East Asia Gas Pipeline Company Ltd.		—	18,651	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		42,992	10	3,120	144
Samcheok Blue Power Co., Ltd.		178,984	206	—	—
TK CHEMICAL CORPORATION(*1)		14,906	—	2,292	—
Metropolitan Outer Ring Expressway Co., ltd		41,429	—	—	—
UITrans LRT Co., Ltd.		10,700	—	—	—
Roy Hill Holdings Pty Ltd		—	96,441	—	—
Others(*2)		131,155	59,421	10,746	13,674

	~~W~~	768,250	175,262	117,724	47,920

(*1)	TK CHEMICAL CORPORATION was excluded from the association due to the sale of its shares during the nine-month period ended September 30, 2021.
(*2)	PT. Batutua Tembaga Raya was excluded from the association due to the sale of its shares during the nine-month period ended September 30, 2021.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	For the nine-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,558	—	5	—
New Songdo International City Development, LLC		81,806	26,451	—	107
SNNC		44,485	—	35,684	118,925
Chuncheon Energy Co., Ltd.		(2,656)	211	—	—
Noeul Green Energy Co., Ltd.		4,587	—	—	582
CSP - Compania Siderurgica do Pecem		21,943	6,883	141,883	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		35,696	—	32,147	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	4,555	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,909	—	—	—
PT. Batutua Tembaga Raya		—	1,111	23,379	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		19,578	—	210	—
DMSA/AMSA		—	—	29,198	—
South-East Asia Gas Pipeline Company Ltd.		7	51,793	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		24,154	19,475	2,704	602
Samcheok Blue Power Co., Ltd.		153,824	—	—	—
TK CHEMICAL CORPORATION		82,834	—	23,339	—
Others		108,943	54,438	29,890	27,193

	~~W~~	583,668	160,362	322,994	147,409

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended September 30, 2021 and 2020 were as follows:

1)	For the three-month period ended September 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	83,074	—	—	42
SNNC		18,143	214	2,229	10,703
Noeul Green Energy Co., Ltd.		1,550	—	—	333
CSP - Compania Siderurgica do Pecem		26	—	24,098	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,894	—	2,536	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,851	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,379	—	17	—
DMSA/AMSA		—	—		—
South-East Asia Gas Pipeline Company Ltd.		—	8,635	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		19,925	3	1,070	34
Samcheok Blue Power Co., Ltd.		71,416	206	—	—
TK CHEMICAL CORPORATION		—	—	—	—
Metropolitan Outer Ring Expressway Co., ltd		18,949	—	—	—
UITrans LRT Co., Ltd.		257	—	—	—
Roy Hill Holdings Pty Ltd		—	31,888	—	—
Others		48,222	39,844	89	4,639

	~~W~~	288,686	80,790	30,039	15,751

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	For the three-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	29,943	1	—	61
SNNC		17,283	—	10,402	11,418
Chuncheon Energy Co., Ltd.		(2,943)	—	—	—
Noeul Green Energy Co., Ltd.		1,548	—	—	582
CSP - Compania Siderurgica do Pecem		3,632	1,958	18,515	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		16,768	—	7,365	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,162	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,615	—	—	—
PT. Batutua Tembaga Raya		—	—	6,804	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,447	—	45	—
South-East Asia Gas Pipeline Company Ltd.		—	13,276	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,193	37	816	150
Samcheok Blue Power Co., Ltd.		63,914	—	—	—
TK CHEMICAL CORPORATION		23,082	—	4,596	—
Others		47,244	24,665	12,176	10,340

	~~W~~	218,726	39,937	62,881	22,551

(f)	The related account balances from significant transactions between the Company, excluding the controlling company, and related companies as of September 30, 2021 and December 31, 2020 are as follows:

1)	September 30, 2021

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	42,759	—	18,263	61,022	—	22,070	22,070
Chuncheon Energy Co., Ltd.		—	—	—	—	238	—	238
Samcheok Blue Power Co., Ltd.		154,190	—	—	154,190	—	—	—
Nickel Mining Company SAS		—	64,102	147	64,249	—	—	—
CSP - Compania Siderurgica do Pecem		46	—	—	46	27,380	—	27,380
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		13,264	—	—	13,264	434	—	434
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,542	—	—	13,542	—	38	38
South-East Asia Gas Pipeline Company Ltd.		—	60,326	—	60,326	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		7,585	—	—	7,585	1,032	2	1,034
Metropolitan Outer Ring Expressway Co., ltd		14,454	—	—	14,454	—	—	—
UITrans LRT Co., Ltd.		7,012	27,388	—	34,400	—	—	—
Others		46,302	148,124	148,312	342,738	3,907	7,909	11,816

	~~W~~	299,154	299,940	166,722	765,816	32,991	30,019	63,010

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	December 31, 2020

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	23,866	—	20,592	44,458	—	3	3
Chuncheon Energy Co., Ltd.		—	—	—	—	444	—	444
Samcheok Blue Power Co., Ltd.		92,715	—	—	92,715	—	40,536	40,536
Nickel Mining Company SAS		—	62,420	143	62,563	—	—	—
CSP - Compania Siderurgica do Pecem		19,704	—	—	19,704	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,534	—	—	6,534	1,023	150	1,173
PT. Batutua Tembaga Raya		—	35,355	—	35,355	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,889	—	—	13,889	193	—	193
South-East Asia Gas Pipeline Company Ltd.		—	91,003	—	91,003	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		2,799	—	—	2,799	783	—	783
TK CHEMICAL CORPORATION		21,916	—	—	21,916	429	—	429
Others		78,752	166,572	111,083	356,407	7,035	11,446	18,481

	~~W~~	260,175	355,350	131,818	747,343	9,907	52,135	62,042

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

1)	September 30, 2021

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	23,452	3,963	—	(27)	27,388
South-East Asia Gas Pipeline Company Ltd.		91,003	—	(34,616)	3,939	60,326
PT. Batutua Tembaga Raya(*2)		35,355	—	(9,722)	(25,633)	—
PT. Tanggamus Electric Power		4,304	—	—	384	4,688
PT. Wampu Electric Power		5,186	—	—	462	5,648
PT. POSMI Steel Indonesia		2,176	-	-	194	2,370
Nickel Mining Company SAS		62,420	—	—	1,682	64,102
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		5,440	—	—	(700)	4,740
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,528	—	—	581	7,109
AMCI (WA) PTY LTD		83,291	3,380	—	1,339	88,010
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,440	—	—	485	5,925
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		8,704	—	—	775	9,479
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		16,320	—	—	1,453	17,773
CAML RESOURCES PTY LTD		3,312	—	(3,312)	—	—
Shinahn Wind Power Generation(*3)		37	60	—	(97)	—

	~~W~~	355,350	7,403	(47,650)	(15,163)	299,940

(*1)	Includes adjustments of foreign currency translation differences and others.
(*2)

PT. Batutua Tembaga Raya was excluded from the association due to the sale of its shares during the nine-month period ended September 30, 2021. Meanwhile, the uncollected loan was offset and written off from the loan loss provisions set in the previous period, and these effects are included in Others.

(*3)	Shinahn Wind Power Generation was excluded from the association due to the sale of its shares during the nine-month period ended September 30, 2021.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	December 31, 2020

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	10,579	12,873	—	—	23,452
DMSA/AMSA(*1)		57,999	—	—	(57,999)	—
South-East Asia Gas Pipeline Company Ltd.		147,367	—	(47,539)	(8,825)	91,003
PT. Batutua Tembaga Raya		36,291	—	—	(936)	35,355
PT. Tanggamus Electric Power		4,580	—	—	(276)	4,304
PT. Wampu Electric Power		5,519	—	—	(333)	5,186
PT. POSMI Steel Indonesia		2,316	—	—	(140)	2,176
Nickel Mining Company SAS		60,516	—	—	1,904	62,420
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,947	—	(1,239)	(268)	5,440
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,947	—	—	(419)	6,528
AMCI (WA) PTY LTD		78,553	5,550	—	(812)	83,291
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,789	—	—	(349)	5,440
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,262	—	—	(558)	8,704
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
Chun-cheon Energy Co., Ltd.		8,234	—	(8,234)	—	—
POS-AUSTEM Suzhou Automotive Co., Ltd		5,789	11,805	—	(1,274)	16,320
CAML RESOURCES PTY LTD		—	3,219	—	93	3,312
Shinahn Wind Power Generation		—	37	—	—	37

	~~W~~	449,070	33,484	(57,012)	(70,192)	355,350

(*1)	During the year ended September 30, 2020, loans amounting to W60,278 million have been converted to common shares of DMSA/AMSA, which is presented in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(h)	For the nine-month periods ended September 30, 2021 and 2020, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2021		September 30, 2020
Short-term benefits	~~W~~	81,055	80,244
Long-term benefits		13,680	11,936
Retirement benefits		16,711	11,031

	~~W~~	111,446	103,211

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

35.	Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2021 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	100,000,000	118,490	100,000,000	118,490
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	184,844	140,000,000	165,886
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	142,188	120,000,000	142,188
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	192,040	5,021,000,000	175,283
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	165,630	139,784,000	165,630
	PT. KRAKATAU POSCO	BTPN and others	USD	1,960,300,000	2,322,759	1,132,366,261	1,341,741
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	146,527,500	173,620	131,874,750	156,258
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	180,000,000	213,282	180,000,000	213,282
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	53,517,000	63,412	37,917,000	44,928
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	13,034	11,000,000	13,034
	PT. Bio Inti Agrindo	BTPN and others	IDR	2,057,400,000,000	170,558	1,940,600,000,000	160,876
		POSCO Asia Co., Ltd.	USD	10,000,000	11,849	10,000,000	11,849
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	17,362	14,652,750	17,362
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans	USD	50,000,000	59,245	9,268,255	10,982
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL JAPAN Corp.					8,771,562	10,393
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	31,992	27,000,000	31,992
	Songdo Posco family Housing	Shinyoung securities	KRW	10,000	10,000	2,550	2,550
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	42,656	36,000,000	42,656
	Songdo Posco family Housing	Shinyoung securities	KRW	10,000	10,000	2,550	2,550
	JB CLARK HILLS	HSBC and others	USD	51,000,000	60,430	37,800,000	44,789
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd.	USD	25,900,000	30,689	25,900,000	30,689
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,777	900,000	1,066
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination	POSCO Asia Co., Ltd.	USD	15,200,000	18,010	7,000,000	8,294
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	16,573	13,986,947	16,573
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd.	USD	82,953,123	98,291	82,953,123	98,291
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	497,658	366,440,809	434,196
		BNDES	BRL	464,060,000	101,532	464,060,000	101,532
	LLP POSUK Titanium	SMBC	USD	13,500,000	15,996	13,500,000	15,996
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	63,218	46,000,000	63,218
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	9,746	7,350,000	8,709
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	686,000	686,000	548,000	548,000
	POHANG E&E Coi., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	56,034	56,034
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	125,845	125,845	93,620	93,620
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	37,000	37,000
	Metropolitan Outer Ring Expressway Co., ltd	Woori Bank and others	KRW	276,033	276,033	27,776	27,776
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	14,318	14,318
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	44,740	44,740	29,627	29,627
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE CO.,LTD and others	KRW	44,054	44,054	29,058	29,058
	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	145,900	145,900
	Western Inland Highway Co.,LTD	Kookmin Bank and others	KRW	672,496	672,496	8,820	8,820
POSCO ICT	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	50,249	50,249	37,209	37,209
	Metropolitan Outer Ring Expressway Co., Ltd	Woori Bank	KRW	24,920	24,920	1,308	1,308
	Western Inland Highway Co.,LTD	Kookmin Bank	KRW	47,348	47,348	600	600
[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	21,818,182	25,852	2,587,818	3,066
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Incheon - Gimpo Expressway Co., Ltd. and others	Kookmin Bank and others	KRW	5,121,668	5,121,668	2,451,776	2,451,776
POSCO ICT	BTL Enterprise and others	Hana Bank and others	KRW	236,547	236,547	135,965	135,965
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	14,665,087	12,470	14,665,087	12,470
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,632	80,000,000,000	6,632
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	441,618,747	7,044	441,618,747	7,044

			USD	3,658,864,502	4,335,385	2,657,053,275	3,148,340
			KRW	7,638,744	7,638,744	3,622,111	3,622,111
			IDR	2,137,400,000,000	177,190	2,020,600,000,000	167,508
			INR	441,618,747	7,044	441,618,747	7,044
			THB	5,501,000,000	192,040	5,021,000,000	175,283
			EUR	46,000,000	63,218	46,000,000	63,218
			AUD	14,665,087	12,470	14,665,087	12,470
			BRL	464,060,000	101,532	464,060,000	101,532

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of September 30, 2021 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2021, 41 million tons of iron ore and 6 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of September 30, 2021, there are 38 vessels under contract, and the average remaining contract period is about 9 years.

As of September 30, 2021, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2021, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO has deposited 2,932,480 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2021.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of September 30, 2021, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mineral Resources Corporation (KORES) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdins II Limited) in August 2020. KAC has the rights and obligations to the 15.47% stake held by AHL and AHL2.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2021, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 2,354 million provided by financial institutions and uses USD 826 million with Woori Bank and others.

As of September 30, 2021, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to ~~W~~1,294,108 million (limited to ~~W~~2,505,609 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

POSCO ICT	As of September 30, 2021, in relation to contract enforcement, POSCO ICT is provided with a guarantee of ~~W~~140,434 million, ~~W~~23,653 million from Software credit union and Seoul guarantee insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(c)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC

In March 2019, NSC Investment and TGC (“Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. As of September 30, 2021, the Company has determined that the applicant’s claim is without merit, and did not recognize a provision.

2)	Other litigation

The Company is involved in 316 lawsuits aggregating to ~~W~~1,388.1 billion as defendant as of September 30, 2021, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~69.4 billion for 70 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of September 30, 2021.

(d)	Other contingencies

Company	Description

POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation	As of September 30, 2021, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 17 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2021, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 35 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~8,766,977 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of September 30, 2021, POSCO ICT has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	September 30, 2021		September 30, 2020
Trade accounts and notes receivable	~~W~~	(2,028,833)	119,743
Other receivables		(156,811)	203,637
Inventories		(4,537,739)	2,026,615
Other current assets		(110,904)	(74,404)
Other non-current assets		(161,327)	(74,021)
Trade accounts and notes payable		1,130,509	(145,465)
Other payables		(157,128)	(119,043)
Other current liabilities		317,055	342,705
Provisions		(137,676)	(174,100)
Payments of severance benefits		(194,468)	(174,151)
Plan assets		152,224	76,381
Other non-current liabilities		30,558	15,443

	~~W~~	(5,854,540)	2,023,340

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(a)	Information about reportable segments for the nine-month periods ended September 30, 2021 and 2020 were as follows:

1)	For the nine-month period ended September 30, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	29,374,822	18,326,546	4,555,585	2,741,119	54,998,072
Internal revenues		16,147,310	14,766,211	656,448	2,049,280	33,619,249
Inter segment revenue		10,676,368	7,763,264	600,888	1,911,292	20,951,812
Total revenues		45,522,132	33,092,757	5,212,033	4,790,399	88,617,321
Segment profits		5,290,635	276,691	167,109	260,078	5,994,513

2)	For the nine-month period ended September 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	20,915,217	14,520,691	4,917,113	2,175,564	42,528,585
Internal revenues		11,295,551	9,410,203	711,221	1,932,408	23,349,383
Inter segment revenue		7,902,278	4,575,959	658,178	1,818,184	14,954,599
Total revenues		32,210,768	23,930,894	5,628,334	4,107,972	65,877,968
Segment profits		341,083	207,849	272,740	308,403	1,130,075

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	September 30, 2021		September 30, 2020
Total profit for reportable segments	~~W~~	5,994,513	1,130,075
Corporate fair value adjustments		(45,430)	(56,976)
Elimination of inter-segment profits		(375,513)	(19,527)
Income tax expense		1,743,241	453,134

Profit before income tax expense	~~W~~	7,316,811	1,506,706

38. Events after the Reporting Period

Pursuant to the resolution of the Board of Directors on November 5, 2021, the Company decided to pay interim cash dividends of W5,000 per common share (total dividend: W378.1 billion).

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2021, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2020, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2021, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

November 12, 2021

This report is effective as of November 12, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	September 30, 2021		December 31, 2020
Assets
Cash and cash equivalents	20	~~W~~	2,423,235	1,822,660
Trade accounts and notes receivable, net	4,14,20,25,32		6,107,524	3,693,535
Other receivables, net	5,20,32		396,332	279,555
Other short-term financial assets	6,20		9,323,815	9,607,632
Inventories	7,29		6,528,001	4,093,829
Assets held for sale	8		10,331	32,244
Other current assets	13		53,418	50,498

Total current assets			24,842,656	19,579,953

Long-term trade accounts and notes receivable, net	4,20		7,610	2,456
Other receivables, net	5,20		285,703	84,037
Other long-term financial assets	6,20		1,678,509	1,072,817
Investments in subsidiaries, associates and joint ventures	9		15,988,631	14,883,152
Investment property, net	10		147,290	149,617
Property, plant and equipment, net	11		19,774,324	20,216,932
Intangible assets, net	12		549,699	621,926
Defined benefit assets, net	18		—	76,501
Other non-current assets	13		79,179	107,578

Total non-current assets			38,510,945	37,215,016

Total assets		~~W~~	63,353,601	56,794,969

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	September 30, 2021		December 31, 2020
Liabilities

Trade accounts and notes payable	20,32	~~W~~	2,096,900	1,258,470
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,657,031	2,408,392
Other payables	15,20,32		889,614	1,127,323
Other short-term financial liabilities	16,20		16,585	12,788
Current income tax liabilities			1,423,817	137,858
Provisions	17		72,945	63,604
Other current liabilities	19,25		113,520	80,676

Total current liabilities			6,270,412	5,089,111

Long-term borrowings, excluding current installments	14,20		7,414,557	5,346,944
Other payables	15,20		402,981	220,612
Other long-term financial liabilities	16,20		23,422	122,154
Defined benefit liabilities, net	18		22,559	—
Deferred tax liabilities			848,961	848,317
Long-term provisions	17,33		51,381	52,602
Other non-current liabilities	19,25		502	525

Total non-current liabilities			8,764,363	6,591,154

Total liabilities			15,034,775	11,680,265

Equity

Share capital	21		482,403	482,403
Capital surplus	21		1,339,289	1,339,289
Hybrid bonds	22		199,384	199,384
Reserves	23		(191,343)	(296,626)
Treasury shares	24		(2,508,294)	(2,391,523)
Retained earnings			48,997,387	45,781,777

Total equity			48,318,826	45,114,704

Total liabilities and equity		~~W~~	63,353,601	56,794,969

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2021 and 2020

(Unaudited)

(in millions of Won, except per share informations)		For the three-month periods			For the nine-month periods
		ended September 30			ended September 30
	Notes	2021		2020	2021	2020
Revenue	25,32	~~W~~	11,314,724	6,577,887	28,392,523	19,432,566
Cost of sales	7,29,32		(8,712,578)	(6,064,351)	(22,591,516)	(18,037,570)

Gross profit			2,602,146	513,536	5,801,007	1,394,996
Selling and administrative expenses	29,32
Reversal of (impairment loss) on trade accounts and notes receivable			(5)	31	(11)	(4,936)
Other administrative expenses	26		(237,813)	(196,051)	(655,124)	(587,582)
Selling expenses	26		(68,632)	(55,653)	(169,220)	(190,979)

Operating profit			2,295,696	261,863	4,976,652	611,499

Finance income and costs	20,27
Finance income			586,860	90,469	1,426,600	875,321
Finance costs			(375,804)	(28,342)	(777,081)	(526,062)

Other non-operating income and expenses	32
Reversal of (impairment loss) on other receivables			(420)	208	(741)	(119)
Other non-operating income	28		16,863	8,840	128,754	114,563
Other non-operating expenses	28,29		(48,772)	(52,782)	(143,207)	(228,726)

Profit before income tax			2,474,423	280,256	5,610,977	846,476
Income tax expense	30		(634,354)	(99,446)	(1,500,574)	(206,000)

Profit			1,840,069	180,810	4,110,403	640,476

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(2,528)	(437)	(13,890)	(830)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		(16,756)	6,396	103,205	(154,254)

Total comprehensive income		~~W~~	1,820,785	186,769	4,199,718	485,392

Earnings per share (in Won)	31
Basic earnings per share			24,309	2,261	54,218	7,965
Diluted earnings per share		~~W~~	23,871	2,261	53,854	7,965

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Share		Capital	Hybrid		Treasury	Retained
	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2020	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185
Total comprehensive income:
Profit		—	—	—	—	—	640,476	640,476
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(830)	(830)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(151,351)	—	(2,903)	(154,254)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)
Interim dividends		—	—	—	—	—	(160,062)	(160,062)
Interest of hybrid bonds		—	—	—	—	—	(6,906)	(6,906)
Acquisition of treasury shares		—	—	—	—	(329,677)	—	(329,677)
Others		—	87,069	—	—	—	—	87,069

Balance as of September 30, 2020	~~W~~	482,403	1,339,289	199,384	(335,281)	(1,837,980)	45,521,724	45,369,539

Balance as of January 1, 2021	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704
Total comprehensive income:
Profit		—	—	—	—	—	4,110,403	4,110,403
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(13,890)	(13,890)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	105,283	—	(2,078)	103,205
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)
Interim dividends		—	—	—	—	—	(529,379)	(529,379)
Interest of hybrid bonds		—	—	—	—	—	(6,881)	(6,881)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)

Balance as of September 30, 2021	~~W~~	482,403	1,339,289	199,384	(191,343)	(2,508,294)	48,997,387	48,318,826

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2021 and 2020

(Unaudited)

(in millions of Won)		September 30,		September 30,
	Notes	2021		2020
Cash flows from operating activities
Profit		~~W~~	4,110,403	640,476
Adjustments for :
Expenses related to post-employment benefit			91,145	93,872
Depreciation			1,712,811	1,698,104
Amortization			82,233	74,002
Impairment loss on trade and other receivables			752	5,055
Finance income			(1,133,963)	(573,676)
Finance costs			466,722	315,516
Loss on valuation of inventories			1,015	7,236
Gain on disposal of property, plant and equipment			(7,029)	(7,211)
Loss on disposal of property, plant and equipment			70,218	125,031
Impairment loss on property, plant and equipment			3,113	22,997
Impairment loss on intangible assets			7,180	—
Gain on disposal of investments in subsidiaries, associates and joint ventures			—	(24,354)
Gain on disposal of assets held for sale			(46,697)	(22,488)
Loss on disposal of assets held for sale			—	5,383
Impairment loss on assets held for sale			—	9,093
Gain on disposal of emission rights			—	(24,566)
Loss on disposal of emissions rights			5,843	—
Increase to provisions			35,771	45,626
Income tax expense			1,500,574	206,000
Others			6,755	(1,815)

Changes in operating assets and liabilities	34		(4,115,413)	1,792,321

Interest received			99,669	156,619
Interest paid			(151,398)	(161,098)
Dividends received			538,198	163,905
Income taxes paid			(201,099)	(316,862)

Net cash provided by operating activities		~~W~~	3,076,803	4,229,166

See accompanying notes to the condensed separate interim financial statements

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Notes	September 30, 2021		September 30, 2020
Cash flows from investing activities
Decrease in deposits		~~W~~	1,884,031	2,923,219
Proceeds from disposal of short-term financial instruments			23,877,869	26,654,572
Proceeds from disposal of long-term financial instruments			4	—
Collection of short-term loans			5,041	1,798
Proceeds from disposal of debt security			150,070	426,214
Proceeds from disposal of long-term debt security			1,742	—
Proceeds from disposal of equity securities			12,868	7,938
Proceeds from disposal of other securities			2,534	8,183
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			1,020	21,820
Proceeds from disposal of intangible assets			727	1,016
Proceeds from disposal of emissions rights			5,503	66,143
Proceeds from disposal of assets held for sale			59,291	224,546
Proceeds from disposal of derivatives			1,482	—
Increase in deposits			(2,042,750)	(2,939,354)
Acquisition of short-term financial instruments			(23,538,704)	(28,773,711)
Acquisition of long-term financial instruments			(272,825)	—
Acquisition of equity securities			(8,385)	—
Increase in long-term loans			(193,048)	(19,127)
Acquisition of debt securities			(50,033)	(361,599)
Acquisition of other securities			(24,729)	(13,107)
Acquisition of investment in subsidiaries, associates and joint ventures			(1,107,671)	(204,601)
Acquisition of property, plant and equipment			(1,198,496)	(1,817,307)
Payment for disposal of property, plant and equipment			(45,612)	(64,431)
Acquisition of intangible assets			(34,434)	(119,000)

Net cash used in investing activities		~~W~~	(2,514,505)	(3,976,788)

Cash flows from financing activities
Proceeds from borrowings			5,096,059	3,045,576
Increase in long-term financial liabilities			1,362	251
Proceeds from disposals of derivatives			3,195	—
Receipt of government grants			398	897
Repayment of borrowings			(4,053,496)	(414,574)
Decrease in long-term financial liabilities			(1,297)	(330)
Repayment of lease liabilities			(34,466)	(46,913)
Payment of cash dividends			(871,971)	(480,541)
Acquisition of treasury shares			(116,771)	(329,677)
Payment of interest of hybrid bonds			(6,906)	(6,932)

Net cash provided by financing activities		~~W~~	16,107	1,767,757

Effect of exchange rate fluctuation on cash held			22,170	(11,368)
Net increase in cash and cash equivalents			600,575	2,008,767
Cash and cash equivalents at beginning of the period			1,822,660	978,139

Cash and cash equivalents at end of the period		~~W~~	2,423,235	2,986,906

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2021

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through five of its overseas liaison offices.

As of September 30, 2021, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2020. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2020.

New and amended standards not yet adopted

A number of new and amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these separate financial statements.

(a)	K-IFRS No. 1016 “Property, Plant and Equipment”

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. Instead, the Company will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Trade accounts and notes receivable	~~W~~	6,121,866	3,707,860
Less: Allowance for doubtful accounts		(14,342)	(14,325)

	~~W~~	6,107,524	3,693,535

Non-current
Trade accounts and notes receivable	~~W~~	10,198	3,780
Less: Present value discount		(1,878)	(344)
Less: Allowance for doubtful accounts		(710)	(980)

	~~W~~	7,610	2,456

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of September 30, 2021, and December 31, 2020, the carrying amounts of such secured borrowings are ~~W~~384,376 million and ~~W~~520,310 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

5. Other Receivables

Other receivables as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Loans	~~W~~	2,950	2,950
Other accounts receivable		364,834	231,051
Others		33,836	50,822
Less: Allowance for doubtful accounts		(5,288)	(5,268)

	~~W~~	396,332	279,555

Non-current
Loans	~~W~~	243,648	52,760
Long-term other accounts receivable		47,432	35,638
Others		3,706	4,001
Less: Allowance for doubtful accounts		(9,083)	(8,362)

	~~W~~	285,703	84,037

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Debt securities	~~W~~	50,000	153,370
Deposit instruments(* 1)		1,496,599	1,337,881
Short-term financial instruments		7,777,216	8,116,381

	~~W~~	9,323,815	9,607,632

Non-current
Long-term derivative assets	~~W~~	188,620	18,549
Equity securities		1,121,925	980,706
Debt securities		4,750	6,367
Other securities		90,359	67,161
Deposit instruments(* 2)		30	34
Long-term financial instruments		272,825	—

	~~W~~	1,678,509	1,072,817

(*1)	As of September 30, 2021 and December 31, 2020, ~~W~~3,599 million and ~~W~~4,881 million, respectively, are restricted in use in relation to government assigned projects.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Equity securities as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)								December 31,
	September 30, 2021							2020
						Net changes in
	Number of	Ownership	Acquisition		Fair	fair value of	Book	Book
	shares	(% )	cost		value	equity securities	value	value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	337,885	(136,077)	337,885	219,788
KB Financial group Inc.	3,863,520	0.93		178,839	213,653	34,814	213,653	167,677
Woori Financial Group Inc.	20,280,000	2.81		244,447	236,262	(8,185)	236,262	197,324
CSN Mineracao S.A.(* 1)	102,186,675	1.83		206,265	142,417	(63,848)	142,417	—
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	19,067	10,137	19,067	15,020
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	9,978	(1,933)	9,978	8,868
Others (9 companies)(* 2)				71,190	76,889	5,699	76,889	35,939

				1,195,544	1,036,151	(159,393)	1,036,151	644,616

Non-marketable equity securities
CSN Mineracao S.A.(* 1, 3)	—	—		—	—	—	—	246,158
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	19,437	—	19,437	19,437
Korea Nickel CO. LTD	75,600	14.00		10,194	10,194	—	10,194	10,194
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO. LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO., LTD(* 2)	—	—		—	—	—	—	4,165
Others (29 companies)				144,202	39,673	(104,529)	39,673	39,666

				190,303	85,774	(104,529)	85,774	336,090

			~~W~~	1,385,847	1,121,925	(263,922)	1,121,925	980,706

(*1)

During the nine-month period ended September 30, 2021, CSN Mineracao S.A. was listed on the Brazilian stock market, and a stock split of 1:30 was carried out at the same time as the listing. On the other hand, the Company sold 7,565,145 shares in the current quarter after stock split.

(*2)	During the nine-month period ended September 30, 2021, AJUSTEEL CO., LTD was listed on the Korea Stock Exchange and classified as marketable equity securities.
(*3)	As of December 31, 2020, fair value is based on an analysis performed by an external professional evaluation agency.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

7. Inventories

Inventories as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Finished goods	~~W~~	1,027,999	709,323
Semi-finished goods		1,819,086	1,167,330
By-products		7,208	3,460
Raw materials		1,397,067	885,222
Fuel and materials		469,418	518,151
Materials-in-transit		1,807,590	814,397
Others		648	681

		6,529,016	4,098,564
Less: Allowance for inventories valuation		(1,015)	(4,735)

	~~W~~	6,528,001	4,093,829

The amount of loss on valuation of inventories recognized in cost of sales during the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were ~~W~~1,015 million and ~~W~~4,735 million, respectively.

8. Assets Held for Sale

Assets held for sale as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021(*1, 2)		December 31, 2020
Assets
Property, plant and equipment(* 3)	~~W~~	10,331	32,244

(*1)

During the nine-month period ended September 30, 2021, the Company sold the land in the Yanghak Neighborhood Park development reserve area that was classified as held for sale and recognized ~~W~~43,760 million of gain on disposal.

(*2)

During the nine-month period ended September 30, 2021, the Company decided to sell the emission rights and reclassified the emission rights to assets held for sale. Upon the sale, the Company recognized ~~W~~1,316 million loss on disposal of assets held for sale.

(*3)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM Plants, and classified the assets as held for sale. During the year ended December 31, 2020, the Company recognized an impairment loss of ~~W~~5,030 million for the difference between the fair value less costs to sell and the carrying amount of the assets. During the nine-month period ended September 30, 2021, the Company disposed of the assets held for sale for ~~W~~ 20,793 million.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and their carrying amounts as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)						December 31,
			September 30, 2021			2020
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO INTERNATIONAL Corporation	Korea	Trading	62.91	~~W~~	3,223,759	3,223,759
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Capital	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD(* 1)	Korea	Refractory manufacturing and sales	59.72		895,707	207,631
POSCO O&M Co., Ltd(* 2)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(* 2)	Korea	Packing materials manufacturing and sales	48.85		107,278	107,278
Busan E&E Co., Ltd.(* 3)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSCO Lithium Solution Co., Ltd.(* 4)	Korea	Lithium manufacturing and sales	100.00		150,000	—
Others (12 companies)					232,254	110,995

					6,668,201	5,708,866

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		633,421	633,421
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	645,830
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal mine development	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	74.56		178,785	178,785
POSCO-China Holding Corp.	China	Investment management	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		52,936	52,936
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		71,707	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sale	100.00		373,366	373,366
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Vietnam	Steel manufacturing and sales	51.00		130,526	130,526
Others (29 companies)					529,080	510,079

					6,393,082	6,373,337

				~~W~~	13,061,283	12,082,203

(*1)

During the nine-month period ended September 30, 2021, the Company acquired ~~W~~ 688,076 million in additional subsidiary investment shares by participating in POSCO CHEMICAL CO., LTD’s paid-in capital increase.

(*2)

The Company classified POSCO M-TECH and POSCO O&M Co., Ltd. as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO M-TECH and POSCO O&M Co., Ltd.

(*3)

As of December 31, 2020, the investments in a subsidiary amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreement of Busan E&E Co., Ltd. On the other hand, during the nine-month period ended September 30, 2021, Busan E&E Co., Ltd. repaid the liability and the collateral is released.

(*4)	During the nine-month period ended September 30, 2021, the Company established POSCO Lithium Solution Co., Ltd.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Details of associates and their carrying amounts as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)						December 31,
			September 30, 2021			2020
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Mine investment	34.43	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental business	50.00		85,550	85,550
Others (8 companies)					23,606	22,977

					379,127	378,498

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc.(* 1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
FQM Australia Holdings Pty Ltd(* 2)	Australia	Nickel manufacturing and sales	30.00		106,621	—
Others (6 companies)					39,644	39,671

					470,806	364,212

				~~W~~	849,933	742,710

(*1)

As of September 30, 2021, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

(*2)	During the nine-month period ended September 30, 2021, the Company acquired shares of FQM Australia Holdings Pty Ltd.

(c)	Details of joint ventures and their carrying amounts as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)						December 31,
			September 30, 2021			2020
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(* 1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		315,896	296,720
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					72,484	72,484

				~~W~~	2,077,415	2,058,239

(*1)

As of September 30, 2021 and December 31, 2020, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

10. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the nine-month period ended September 30, 2021

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	89,848	—	37	89,885
Buildings		51,417	(3,037)	1,120	49,500
Structures		8,352	(453)	6	7,905

	~~W~~	149,617	(3,490)	1,163	147,290

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	91,738	—	(1,890)	89,848
Buildings		57,228	(4,033)	(1,778)	51,417
Structures		9,111	(609)	(150)	8,352

	~~W~~	158,077	(4,642)	(3,818)	149,617

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the nine-month period ended September 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,401,605	—	(15)	—	—	(5,524)	1,396,066
Buildings		2,080,843	356	(317)	(154,369)	(595)	161,049	2,086,967
Structures		2,073,097	402	(1,070)	(136,236)	(4)	69,682	2,005,871
Machinery and equipment		12,651,431	19,995	(11,707)	(1,358,245)	(2,514)	472,203	11,771,163
Vehicles		14,486	1,059	(4)	(5,417)	—	2,099	12,223
Tools		24,333	2,184	(7)	(8,388)	—	1,217	19,339
Furniture and fixtures		44,426	4,512	(149)	(12,284)	—	29,102	65,607
Lease assets		331,588	123,688	—	(34,382)	—	33,922	454,816
Construction-in-progress		1,595,123	1,118,771	—	—	—	(751,622)	1,962,272

	~~W~~	20,216,932	1,270,967	(13,269)	(1,709,321)	(3,113)	12,128	19,774,324

(*1)	During the nine-month period ended September 30, 2021, the Company recognized impairment losses on individual assets that were shut down due to the fire or other loss.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,398,081	—	(6)	—	—	3,530	1,401,605
Buildings		2,100,503	3,144	(2,397)	(207,818)	(271)	187,682	2,080,843
Structures		2,030,853	4,037	(6,349)	(174,343)	(883)	219,782	2,073,097
Machinery and equipment		12,602,435	48,747	(22,913)	(1,796,038)	(9,422)	1,828,622	12,651,431
Vehicles		9,951	1,497	(8)	(6,571)	—	9,617	14,486
Tools		27,288	4,007	(3)	(12,052)	—	5,093	24,333
Furniture and fixtures		38,329	4,399	(179)	(11,811)	—	13,688	44,426
Lease assets		262,368	21,920	—	(60,358)	—	107,658	331,588
Construction-in-progress		1,662,391	2,406,273	(4,872)	—	(17,270)	(2,451,399)	1,595,123

	~~W~~	20,132,199	2,494,024	(36,727)	(2,268,991)	(27,846)	(75,727)	20,216,932

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the nine-month period ended September 30, 2021 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	8,703	—	(226)	—	8,477
Buildings		71,431	3,471	(5,433)	—	69,469
Structures		59,221	—	(3,909)	—	55,312
Machinery and equipment		54,698	—	(6,146)	37,124	85,676
Vehicles		6,255	—	(375)	—	5,880
Ships		106,555	120,217	(12,536)	—	214,236
Furniture and fixtures		24,725	—	(5,757)	(3,202)	15,766

	~~W~~	331,588	123,688	(34,382)	33,922	454,816

(*1)	Increased due to the revised lease term of machinery and equipment.

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2020, were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	—	8,853	(150)	—	8,703
Buildings		71,921	6,075	(6,565)	—	71,431
Structures		64,434	—	(5,213)	—	59,221
Machinery and equipment		60,198	—	(5,500)	—	54,698
Vehicles		6,755	—	(500)	—	6,255
Ships		24,082	111,537	(29,064)	—	106,555
Furniture and fixtures		34,978	6,992	(13,366)	(3,879)	24,725

	~~W~~	262,368	133,457	(60,358)	(3,879)	331,588

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month and the nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
	2021		2020	2021	2020
Interest on lease liabilities	~~W~~	3,011	2,675	9,221	7,731
Expenses related to short-term leases		916	821	2,548	2,711
Expenses related to leases of low-value assets		1,373	1,459	4,587	4,848

	~~W~~	5,300	4,955	16,356	15,290

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the nine-month period ended September 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	22,758	—	(485)	(4,492)	—	4,384	22,165
Membership(*1)		81,795	3,690	(727)	—	—	—	84,758
Development expense		224,854	293	—	(57,707)	—	13,685	181,125
Port facilities usage rights		233,447	—	—	(16,924)	—	—	216,523
Construction-in-progress		34,924	16,677	(4,770)	—	—	(14,880)	31,951
Other intangible assets		24,148	4,684	(10,030)	(3,110)	(7,180)	4,665	13,177

	~~W~~	621,926	25,344	(16,012)	(82,233)	(7,180)	7,854	549,699

(*1)	Economic useful life of memberships is indefinite.
(*2)

During the nine-month periods ended September 30, 2021, the Company decided to sell a portion of paid-in emission rights and recognized impairment loss which is the difference between carrying amount and net fair value.

(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,545	—	(3,609)	(6,140)	7,962	22,758
Membership(*1)		82,657	—	(862)	—	—	81,795
Development expense		86,023	1,579	(16)	(50,827)	188,095	224,854
Port facilities usage rights		278,072	—	—	(44,625)	—	233,447
Construction-in-progress		137,273	88,376	—	—	(190,725)	34,924
Other intangible assets		100,345	19,785	(61,446)	(5,334)	(29,202)	24,148

		~~W~~708,915	109,740	(65,933)	(106,926)	(23,870)	621,926

(*1)	Economic useful life of memberships is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment and others.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

13. Other Assets

Other assets as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Advance payments	~~W~~	3,957	4,263
Prepaid expenses		44,219	26,011
Emission rights purchased from the market		5,242	20,224

	~~W~~	53,418	50,498

Non-current
Long-term prepaid expenses	~~W~~	3,835	4,312
Others(*1)		75,344	103,266

	~~W~~	79,179	107,578

(*1)

As of September 30, 2021 and December 31, 2020, the Company recognized tax assets amounting to ~~W~~54,102 million and ~~W~~100,852 million, respectively, based on the Company’s best estimate of the income tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

14. Borrowings

(a)	Borrowings as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Short-term borrowings
Short-term borrowings	~~W~~	1,138,529	1,029,363
Current portion of debentures		518,727	1,379,739
Less: Current portion of discount on debentures issued		(225)	(710)

	~~W~~	1,657,031	2,408,392

Long-term borrowings
Long-term borrowings	~~W~~	1,209	1,110
Debentures		7,436,460	5,373,840
Less: Discount on debentures issued		(23,112)	(28,006)

	~~W~~	7,414,557	5,346,944

(b)	Short-term borrowings as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2021		December 31, 2020
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	384,376	520,310
Borrowings in Foreign Trade	MUFG and others	2021.07.15~ 2021.09.28	2021.10.13~ 2021.12.27	0.49~0.68		754,153	509,053

					~~W~~	1,138,529	1,029,363

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(c)	Current portion of debentures as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2021		December 31, 2020
Debentures	Domestic debentures 304-2 and the other	2011.11.28~ 2019.07.17	2021.11.28~ 2022.07.17	1.61~4.12	~~W~~	359,822	459,811
Foreign debentures	Japan Yen Private Bonds	2011.12.22	2021.12.22	2.70		158,680	919,218

					~~W~~	518,502	1,379,029

(d)	Long-term borrowings and others excluding current portion, as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2021		December 31, 2020
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond	~~W~~	1,209	1,110
Debentures	Domestic debentures 306-3 and others	2013.10.04~ 2021.09.16	2022.10.14~ 2029.10.16	1.56~3.64		2,345,988	2,046,166
Foreign debentures	Global debentures 4 and others	2018.08.01~ 2020.01.17	2022.11.22~ 2025.01.17	0.50~4.00		3,559,211	3,299,668
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01	2026.09.01	—		1,508,149	—

					~~W~~	7,414,557	5,346,944

(*1)	The major conditions of the exchangeable bonds issued by the Company on September 1, 2021 are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds
Aggregate principal amount	EUR 1,065,900,000
Interest rate	- Coupon rate : - - Yield to maturity : (0.78%)
Maturity date	September 1, 2026
Redemption

- Redemption at maturity: Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum

- Prepayment: The issuer has call option and the bondholders have put option

Exchange rate	100%
Exchange price (Won/share)	494,450
Underlying shares	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchang price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, rights issue under the market price
Put option by bondholders

- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value valuation, and changes in fair value are recognized in profit or loss.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

15. Other Payables

Other payables as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Accounts payable	~~W~~	368,797	606,902
Accrued expenses		458,018	412,976
Dividend payable		1,801	1,854
Lease liabilities		47,844	94,904
Withholdings		13,154	10,687

	~~W~~	889,614	1,127,323

Non-current
Long-term accrued expenses	~~W~~	39	54
Lease liabilities		402,243	217,458
Long-term withholdings		699	3,100

	~~W~~	402,981	220,612

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Derivative liabilities	~~W~~	6,993	3,087
Financial guarantee liabilities		9,592	9,701

	~~W~~	16,585	12,788

Non-current
Derivative liabilities	~~W~~	—	92,273
Financial guarantee liabilities		23,422	29,881

	~~W~~	23,422	122,154

17. Provisions

(a)	Provisions as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	7,979	37,120	14,518	34,461
Provision for restoration(*3)		6,449	7,693	5,136	12,425
Provision for legal contingencies and claims		1,875	—	4,937	2,052
Emission liabilities(*4)		32,330	—	20,224	—
Provision for product warranties(*5)		24,312	6,568	18,789	3,664

	~~W~~	72,945	51,381	63,604	52,602

(*1)	Represents the provision for bonuses limited to 33%~67% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service award, based on actuarial measurement.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2021. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 1.73%~2.01% to assess present value of these costs.

(*4)	The Company has recognized emission liabilities for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of September 30, 2021.
(*5)	As of September 30, 2021, the Company recognized the expected claim cost to be charged as a provision.

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

1)	For the nine-month period ended September 30, 2021

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	48,979	14,519	—	(18,399)	45,099
Provision for restoration		17,561	223	(108)	(3,534)	14,142
Provision for legal contingencies and claims		6,989	1,875	(2,052)	(4,937)	1,875
Emission liabilities		20,224	32,330	(19,391)	(833)	32,330
Provision for Product Warranties		22,453	22,894	—	(14,467)	30,880

	~~W~~	116,206	71,841	(21,551)	(42,170)	124,326

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	49,836	25,853	—	(26,710)	48,979
Provision for restoration		22,725	363	(340)	(5,187)	17,561
Provision for legal contingencies and claims		2,388	4,937	(285)	(51)	6,989
Emission liabilities		—	20,648	(424)	—	20,224
Provision for Product Warranties		—	48,137	—	(25,684)	22,453

	~~W~~	74,949	99,938	(1,049)	(57,632)	116,206

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and the nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2021		2020	2021	2020
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	10,127	8,789	27,756	27,696

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities(assets) in the statements of financial position as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Present value of funded obligations	~~W~~	1,401,861	1,378,597
Fair value of plan assets		(1,379,302)	(1,455,098)

Net defined benefit liabilities (assets)	~~W~~	22,559	(76,501)

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Defined benefit obligation at the beginning of period	~~W~~	1,378,597	1,435,942
Current service costs		92,835	125,706
Interest costs		21,669	27,712
Remeasurement		14,936	(74,678)
Amount transferred from associate		—	1,104
Benefits paid		(106,176)	(137,189)

Defined benefit obligation at the end of period	~~W~~	1,401,861	1,378,597

3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Fair value of plan assets at the beginning of period	~~W~~	1,455,098	1,381,796
Interest on plan assets		23,359	27,227
Remeasurement of plan assets		(4,223)	(450)
Contributions to plan assets		—	178,000
Amount transferred from associate		—	1,104
Benefits paid		(94,932)	(132,579)

Fair value of plan assets at the end of period	~~W~~	1,379,302	1,455,098

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

4)	The amounts recognized in the statement of comprehensive income for the three-month and the nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2021		2020	2021	2020
Current service costs	~~W~~	31,554	29,949	92,835	93,508
Net interest costs		(563)	121	(1,690)	364

	~~W~~	30,991	30,070	91,145	93,872

19. Other Liabilities

Other liabilities as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Current
Advances received	~~W~~	16,826	41,901
Withholdings		44,045	24,253
Unearned revenue		52,649	14,522

	~~W~~	113,520	80,676

Non-current
Unearned revenue	~~W~~	502	525

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2021 and December 31, 2020 are as follows:

①	September 30, 2021

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	188,620	—	188,620	—	188,620
Short-term financial instruments		7,777,216	—	7,777,216	—	7,777,216
Long-term financial instruments		272,825	—	272,825	—	272,825
Debt securities		4,750	—	—	4,750	4,750
Other securities		90,359	—	—	90,359	90,359
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,121,925	1,036,151	—	85,774	1,121,925
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,423,235	—	—	—	—
Trade accounts and notes receivable		6,104,896	—	—	—	—
Debt securities		50,000	—	—	—	—
Other receivables		588,673	—	—	—	—
Deposit instruments		1,496,629	—	—	—	—

	~~W~~	20,121,128	1,036,151	8,238,661	182,883	9,457,695

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	6,993	—	6,993	—	6,993
Borrowings		1,508,149	1,508,149	—	—	1,508,149
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		2,096,900	—	—	—	—
Borrowings		7,563,439	—	7,729,242	—	7,729,242
Financial guarantee liabilities		33,014	—	—	—	—
Others		1,260,450	—	—	—	—

	~~W~~	12,468,945	1,508,149	7,736,235	—	9,244,384

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

②	December 31, 2020

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	18,549	—	18,549	—	18,549
Short-term financial instruments		8,116,381	—	8,116,381	—	8,116,381
Debt securities		8,050	—	—	8,050	8,050
Other securities		67,161	—	—	67,161	67,161
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		980,706	644,616	—	336,090	980,706
Debt securities		1,687	—	—	1,687	1,687
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		1,822,660	—	—	—	—
Trade accounts and notes receivable		3,685,573	—	—	—	—
Debt securities		150,000	—	—	—	—
Other receivables		272,846	—	—	—	—
Deposit instruments		1,337,915	—	—	—	—

	~~W~~	16,463,528	644,616	8,134,930	414,988	9,194,534

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	95,360	—	95,360	—	95,360
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		1,258,470	—	—	—	—
Borrowings		7,755,336	—	8,026,373	—	8,026,373
Financial guarantee liabilities		39,582	—	—	—	—
Others		1,335,672	—	—	—	—

	~~W~~	10,484,420	—	8,121,733	—	8,121,733

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2021. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	SC	USD	19,784,000	23,442	19,784,000	23,442
Steel Private Limited	SMBC	USD	35,000,000	41,472	35,000,000	41,472
	DBS	USD	35,000,000	41,472	35,000,000	41,472
	BNP	USD	30,000,000	35,547	30,000,000	35,547
	Citi	USD	20,000,000	23,698	20,000,000	23,698
POSCO ASSAN TST	BNP	USD	24,527,500	29,063	22,074,750	26,156
STEEL INDUSTRY	SOCIETE GENERALE	USD	42,000,000	49,766	37,800,000	44,789
	Citi	USD	40,000,000	47,396	36,000,000	42,656
	ING	USD	40,000,000	47,396	36,000,000	42,656
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	59,245	50,000,000	59,245
	Mizuho	USD	50,000,000	59,245	50,000,000	59,245
POSCO MEXICO S.A. DE C.V	Citi BANAMEX	USD	30,000,000	35,547	30,000,000	35,547
	BOA	USD	30,000,000	35,547	30,000,000	35,547
	SMBC	USD	20,000,000	23,698	20,000,000	23,698
	MIZUHO	USD	20,000,000	23,698	20,000,000	23,698
	ANZ	USD	20,000,000	23,698	20,000,000	23,698
POSCO-VIETNAM Co., Ltd.	SMBC	USD	50,000,000	59,245	35,897,436	42,535
	Credit Agricole	USD	40,000,000	47,396	35,897,436	42,535
	MUFG	USD	26,000,000	30,807	32,307,692	38,281
	Citi	USD	20,000,000	23,698	17,948,718	21,267
	MIZUHO	USD	20,000,000	23,698	17,948,718	21,267
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	671,838	297,216,652	352,172
	SMBC	USD	290,000,000	343,621	178,499,087	211,504
	BTMU	USD	119,000,000	141,003	61,466,087	72,831
	MIZUHO	USD	165,000,000	195,509	96,234,783	114,029
	SCB	USD	107,800,000	127,732	56,867,087	67,382
	Credit Suisse AG	USD	91,000,000	107,826	47,003,478	55,694
	HSBC	USD	221,000,000	261,863	138,003,478	163,520
	SC	USD	110,000,000	130,339	77,000,000	91,237
	MUFG	USD	60,000,000	71,094	42,000,000	49,766
	ANZ	USD	103,500,000	122,637	60,150,391	71,272
	BOA	USD	105,000,000	124,415	67,078,261	79,481
	The Tokyo Star Bank, Ltd	USD	21,000,000	24,883	10,846,957	12,853
POSCO COATED STEEL	Citi	THB	801,000,000	27,963	731,107,253	25,523
(THAILAND) CO., LTD.	ANZ	THB	1,175,000,000	41,019	1,072,473,187	37,440
	MUFG	THB	1,175,000,000	41,019	1,072,473,187	37,440
	SC	THB	1,175,000,000	41,019	1,072,473,187	37,440
	The Great & Co.	THB	1,175,000,000	41,019	1,072,473,187	37,440
Associates
LLP POSUK Titanium	SMBC	USD	13,500,000	15,996	13,500,000	15,996
Nickel Mining Company SAS	SMBC	EUR	46,000,000	63,218	46,000,000	63,218
Joint ventures
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	215,652	160,279,849	189,916
Siderurgica do Pecem	Santander	USD	47,600,000	56,401	41,232,192	48,856
	BNP	USD	47,600,000	56,401	41,232,192	48,856
	MIZUHO	USD	47,600,000	56,401	41,232,192	48,856
	Credit Agricole	USD	20,000,000	23,698	17,324,457	20,528
	SOCIETE GENERALE	USD	20,000,000	23,698	15,245,507	18,064
	KfW	USD	20,000,000	23,698	15,245,507	18,064
	BBVA Seoul	USD	17,600,000	20,854	17,324,457	20,528
	ING	USD	17,600,000	20,854	17,324,457	20,528
	BNDES	BRL	464,060,000	101,532	464,060,000	101,532

		USD	3,056,111,500	3,621,187	2,143,965,821	2,540,384
		EUR	46,000,000	63,218	46,000,000	63,218
		THB	5,501,000,000	192,039	5,021,000,001	175,283
		BRL	464,060,000	101,532	464,060,000	101,532

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2021 and 2020 were as follows:

①	For the nine-month period ended September 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	89,939	—	—	523	73,660	—	164,122	—
Financial assets at fair value through other comprehensive income		—	43,973	—	91	—	—	44,064	103,205
Financial assets measured at amortized cost		11,348	—	244,812	—	—	—	256,160	—
Financial liabilities at fair value through profit or loss		—	—	(1,141)	9,093	214,206	(15,876)	206,282	—
Financial liabilities measured at amortized cost		(117,818)	—	(481,455)	—	—	4,408	(594,865)	—

	~~W~~	(16,531)	43,973	(237,784)	9,707	287,866	(11,468)	75,763	103,205

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~573,756 million for the nine-month period ended September 30, 2021.

②	For the nine-month period ended September 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	121,351	—	—	8,148	136,514	—	266,013	—
Financial assets at fair value through other comprehensive income		—	29,363	—	—	—	—	29,363	(154,254)
Financial assets measured at amortized cost		35,972	—	47,008	1	—	—	82,981	—
Financial liabilities at fair value through profit or loss		—	—	—	722	15,287	—	16,009	—
Financial liabilities measured at amortized cost		(171,974)	—	(76,908)	—	—	11,271	(237,611)	—

	~~W~~	(14,651)	29,363	(29,900)	8,871	151,801	11,271	156,755	(154,254)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~192,504 million for the nine-month period ended September 30, 2020.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2021 and 2020 were as follows:

①	For the three-month period ended September 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	31,515	—	—	(645)	45,179	—	76,049	—
Financial assets at fair value through other comprehensive income		—	14,637	—	(1)	—	—	14,636	(16,756)
Financial assets measured at amortized cost		4,121	—	161,209	—	—	—	165,330	—
Financial liabilities at fair value through profit or loss		—	—	(1,141)	(9,084)	122,119	(15,876)	96,018	—
Financial liabilities measured at amortized cost		(31,910)	—	(281,895)	—	—	1,378	(312,427)	—

	~~W~~	3,726	14,637	(121,827)	(9,730)	167,298	(14,498)	39,606	(16,756)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~171,450 million for the three-month period ended September 30, 2021.

②	For the three-month period ended September 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	44,192	—	—	7,663	(86,637)	—	(34,782)	—
Financial assets at fair value through other comprehensive income		—	4,880	—	—	—	—	4,880	6,396
Financial assets measured at amortized cost		11,765	—	(47,907)	1	—	—	(36,141)	—
Financial liabilities at fair value through profit or loss		—	—	—	275	1,310	—	1,585	—
Financial liabilities measured at amortized cost		(58,166)	—	140,540	—	—	(569)	81,805	—

	~~W~~	(2,209)	4,880	92,633	7,939	(85,327)	(569)	17,347	6,396

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~44,780 million for the three-month period ended September 30, 2020.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2020.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

21. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2021 and December 31, 2020 are as follows:

(in Won, except share information)	September 30, 2021		December 31, 2020
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2021, total shares of ADRs of 25,453,740 are equivalent to 6,363,435 of common stock.
(*2)	As of September 30, 2021, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Gain from merger		80,628	80,628
Loss on disposal of hybrid bonds		(1,787)	(1,787)

	~~W~~	1,339,289	1,339,289

22. Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of Interest (%)	September 30, 2021		December 31, 2020
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(*1)	Details of hybrid bonds as of September 30, 2021 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

•   After 10 years : return on government bond (10 years) + 1.40%

•   After 10 years : additionally + 0.25% according to Step-up clauses

•   After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stockholders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2021 amounts to ~~W~~ 454 million.

23. Reserves

Reserves as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(191,343)	(296,626)

24. Treasury Shares

Based on the Board of Directors’ resolution, the company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for nine-month period ended September 30, 2021 and the year ended December 31, 2020 were as follows.

(shares, in millions of Won)	September 30, 2021			December 31, 2020
	Number of shares	Amount		Number of shares	Amount
Beginning	11,171,363	~~W~~	2,391,523	7,071,194	~~W~~	1,508,303
Acquisition of treasury shares	389,900		116,771	4,100,169		883,220

Ending	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523

The trust contract of acquiring treasury shares contracted during the year ended December 31, 2020, was ended as of April 12, 2021, due to completion of acquiring treasury share and expiration of contract term.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2021		2020	2021	2020
Types of revenue
Sales of steel product	~~W~~	10,848,586	6,367,587	27,293,282	18,789,752
Transportation services		359,207	168,014	901,782	516,065
Others		106,931	42,286	197,459	126,749

	~~W~~	11,314,724	6,577,887	28,392,523	19,432,566

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	10,934,359	6,393,320	27,436,280	18,870,603
Revenue recognized over time		380,365	184,567	956,243	561,963

	~~W~~	11,314,724	6,577,887	28,392,523	19,432,566

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	September 30, 2021		December 31, 2020
Receivables
Account receivables	~~W~~	6,104,896	3,685,573
Contract assets
Account receivables		10,238	10,418
Contract liabilities
Advance received		16,826	41,901
Unearned income		53,061	14,855

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2021		2020	2021	2020
Wages and salaries	~~W~~	83,423	58,543	205,423	174,233
Expenses related to post-employment benefits		10,511	4,960	28,580	19,142
Other employee benefits		15,493	12,780	41,972	36,067
Travel		1,583	1,806	5,674	6,413
Depreciation		7,161	6,974	20,837	20,636
Amortization		3,476	8,382	29,059	26,838
Rental		11,719	11,809	37,498	36,013
Repairs		1,696	2,340	5,116	6,171
Advertising		13,766	13,804	42,595	43,188
Research & development		20,671	16,304	56,339	47,696
Service fees		51,977	43,755	126,912	121,196
Supplies		122	162	845	522
Vehicles maintenance		1,237	1,032	3,677	3,480
Industry association fee		1,024	997	4,150	4,217
Training		5,691	5,524	15,973	13,706
Conference		1,128	908	3,263	2,875
Others		7,135	5,971	27,211	25,189

	~~W~~	237,813	196,051	655,124	587,582

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2021		2020	2021	2020
Freight and custody	~~W~~	29,301	34,557	88,481	97,659
Operating expenses for distribution center		1,529	1,458	4,615	4,616
Sales commissions		34,096	17,711	68,109	82,499
Sales advertising		1,569	55	1,827	360
Sales promotion		330	286	976	982
Sample		235	94	706	427
Sales insurance premium		1,572	1,492	4,506	4,436

	~~W~~	68,632	55,653	169,220	190,979

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month period ended September 30			For the nine-month period ended September 30
	2021		2020	2021	2020
Finance income
Interest income(*1)	~~W~~	35,636	55,957	101,287	157,323
Dividend income		186,087	49,660	617,729	221,867
Gain on foreign currency transactions		133,373	62,252	290,297	295,081
Gain on foreign currency translations		53,720	(2,711)	94,744	24,628
Gain on valuation of derivatives		158,979	(83,424)	279,548	153,704
Gain on transactions of derivatives		1,801	5,921	20,152	6,564
Others		17,264	2,814	22,843	16,154

	~~W~~	586,860	90,469	1,426,600	875,321

Finance costs
Interest expenses	~~W~~	31,910	58,166	117,818	171,974
Loss on foreign currency transactions		123,843	71,772	292,447	207,969
Loss on foreign currency translations		185,077	(104,864)	330,379	141,640
Others		34,974	3,268	36,437	4,479

	~~W~~	375,804	28,342	777,081	526,062

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2021 and 2020 were ~~W~~11,348 million and ~~W~~35,972 million, respectively.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2021		2020	2021	2020
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	1,343	1,157	7,029	7,211
Gain on disposals of subsidiaries, associates and joint ventures		—	2,447	—	24,354
Gain on disposals of assets held for sale		960	(4,454)	46,697	22,488
Reversal of other provisions		—	—	2,052	284
Gain on insurance proceeds		1,504	2,882	3,808	9,768
Gain on disposals of emission rights		—	—	—	24,566
Others(*1)		13,056	6,808	69,168	25,892

	~~W~~	16,863	8,840	128,754	114,563

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	23,948	30,797	70,218	125,031
Impairment loss on property, plant and equipment		—	309	3,113	22,997
Impairment loss on investment in subsidiaries, associates and joint ventures		—	1,000	1,500	1,000
Donations		15,224	5,600	17,350	17,309
Impairment loss on assets held for sale		—	148	—	9,093
Impairment loss on intangible assets		—	—	7,180	—
Others		9,600	14,928	43,846	53,296

	~~W~~	48,772	52,782	143,207	228,726

(*1)

During the nine-month period ended September 30, 2021, the Company recognized ~~W~~48,773 million of non-operating income for refund of other than corporate tax as a result of administrative litigation for tax audits.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows (excluding finance costs and income tax expenses):

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2021		2020	2021	2020
Changes in inventories(*1)	~~W~~	(592,055)	63,477	(977,900)	450,758
Raw materials and consumables used		6,743,186	4,216,703	16,858,719	11,940,849
Employee benefits expenses		588,044	455,160	1,492,677	1,352,294
Outsourced processing cost		689,078	560,791	1,898,583	1,788,247
Depreciation(*2)		566,219	571,557	1,712,811	1,698,104
Amortization		27,365	23,151	82,233	74,002
Electricity and water expenses		81,495	59,686	240,962	176,237
Service fees		76,191	63,710	189,710	183,338
Rental		24,686	20,986	68,856	63,894
Advertising		13,766	13,804	42,595	43,188
Freight and custody expenses		280,680	178,593	720,355	559,097
Sales commissions		34,096	17,711	68,109	82,499
Loss on disposals of property, plant and equipment		23,948	30,797	70,218	125,031
Impairment loss on property, plant and equipment		—	310	3,113	22,997
Other expenses		511,521	92,161	1,088,779	489,377

	~~W~~	9,068,220	6,368,597	23,559,820	19,049,912

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2021 and 2020 were 26.74% and 24.34%, respectively.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

31. Earnings per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in Won, except share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2021		2020	2021	2020
Profit for the period	~~W~~	1,840,068,246,557	180,809,542,496	4,110,403,352,867	640,475,843,825
Interests of hybrid bonds, net of tax		(1,681,205,479)	(1,681,205,479)	(4,988,794,519)	(5,007,068,492)
Weighted-average number of common shares outstanding(*1)		75,625,572	79,230,216	75,719,934	79,784,098
Basic earnings per share	~~W~~	24,309	2,261	54,218	7,965

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2021	2020	2021	2020
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,561,263)	(7,956,619)	(11,466,901)	(7,402,737)

Weighted-average number of common shares outstanding	75,625,572	79,230,216	75,719,934	79,784,098

(b)	Diluted earnings per share for the three month and nine-month periods ended September 30, 2021 and 2020 were as follows:

(in Won, except share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2021		2020	2021	2020
Profit for the period	~~W~~	1,840,068,246,557	180,809,542,496	4,110,403,352,867	640,475,843,825
Interests of hybrid bonds, net of tax		(1,681,205,479)	(1,681,205,479)	(4,988,794,519)	(5,007,068,492)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		(10,273,058,805)	—	(10,273,058,805)	—
Adjusted weighted-average number of common shares(*1)		76,581,815	79,230,216	76,042,185	79,784,098
Diluted earnings per share	~~W~~	23,871	2,261	53,854	7,965

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2021	2020	2021	2020
Weighted-average number of common shares outstanding	75,625,572	79,230,216	75,719,934	79,784,098
Weighted-average number of potential common share	956,243	—	322,251	—

Adjusted weighted-average number of common shares	76,581,815	79,230,216	76,042,185	79,784,098

As of September 30, 2021, the Company holds exchangeable bonds as dilutive potential common shares. As of December 31, 2020, diluted earnings per share is equal to basic earnings per share as the Company does not have dilutive potential common shares.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2021 and 2020 were as follows:

1)	For the nine-month period ended September 30, 2021

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	4,315	11,094	—	286,992	109	26,431
POSCO COATED & COLOR STEEL Co., Ltd.		500,645	2,085	—	—	28,782	506
POSCO ICT(*4)		1,266	4,992	—	159,334	32,213	134,074
eNtoB Corporation		11	—	236,803	37,730	69	15,298
POSCO CHEMICAL CO., LTD		216,689	26,579	341,790	7,836	223,159	2,799
POSCO ENERGY CO., LTD.		4,184	1,426	6,992	—	—	20,512
POSCO SPS		570,632	—	—	—	32,355	635
POSCO INTERNATIONAL Corporation		6,962,982	54,331	867,793	—	541	5,241
POSCO Thainox Public Company Limited		228,192	—	—	—	—	20
POSCO Canada Ltd.		—	796	148,558	—	—	—
POSCO Asia Co., Ltd.		19,142	50	417	—	—	1,539
Qingdao Pohang Stainless Steel Co., Ltd.		131,173	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,130,531	1	20,315	287	—	2,959
POSCO-VIETNAM Co., Ltd.		307,224	339	—	—	—	27
POSCO MEXICO S.A. DE C.V.		320,811	111	—	—	—	506
POSCO Maharashtra Steel Private Limited		646,802	259	—	—	—	132
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		118,655	—	—	—	—	—
POSCO VST CO., LTD.		152,119	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	853	1,212,212	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		194,535	183	8	—	—	10
Others		1,017,908	53,865	157,818	42,778	193,551	95,205

		12,527,816	156,964	2,992,706	534,957	510,779	305,914

Associates and joint ventures(*3)
SNNC		50,311	2,342	519,658	—	—	107
POSCO-SAMSUNG-Slovakia Processing Center		54,594	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	383,689	1,630,448	—	—	—
Others		32,442	25,239	76,194	—	—	33,194

		137,347	411,270	2,226,300	—	—	33,301

	~~W~~	12,665,163	568,234	5,219,006	534,957	510,779	339,215

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2021, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

2)	For the nine-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	5,168	11,107	15	543,484	60	17,773
POSCO COATED & COLOR STEEL Co., Ltd.		309,338	1,819	—	—	21,466	249
POSCO ICT		2,088	4,992	—	248,039	30,951	131,887
eNtoB Corporation		11	60	160,906	24,852	55	17,884
POSCO CHEMICAL CO., LTD		200,730	29,911	342,948	16,219	226,595	4,551
POSCO ENERGY CO., LTD.		2,196	2,117	12,374	3	—	16,709
POSCO SPS		258,464	—	—	—	20,994	715
POSCO INTERNATIONAL Corporation		4,246,418	55,558	233,450	—	11,371	3,293
POSCO Thainox Public Company Limited		226,231	137	3,454	—	—	—
POSCO Canada Ltd.		—	978	129,666	—	—	—
POSCO Asia Co., Ltd.		1,161,489	1,002	114,796	3,229	1,174	2,765
Qingdao Pohang Stainless Steel Co., Ltd.		105,037	66	—	—	—	196
POSCO JAPAN Co., Ltd.		776,819	—	29,582	4,947	—	2,428
POSCO-VIETNAM Co., Ltd.		182,844	239	—	—	—	59
POSCO MEXICO S.A. DE C.V.		107,763	158	—	—	—	304
POSCO Maharashtra Steel Private Limited		210,679	1,543	—	—	—	282
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		82,663	—	—	—	—	—
POSCO VST CO., LTD.		163,085	204	—	—	—	123
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	1,039	395,961	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		180,043	213	2,314	—	—	18
Others		595,485	20,180	53,327	33,263	176,502	91,337

		8,816,551	131,323	1,478,793	874,036	489,168	290,573

Associates and joint ventures
SNNC		4,333	4,103	372,068	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		29,429	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	39,112	940,725	—	—	—
Others		25,714	61,990	47,704	84,839	4,086	36,145

		59,476	105,205	1,360,497	84,839	4,086	36,145

	~~W~~	8,876,027	236,528	2,839,290	958,875	493,254	326,718

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2021 and 2020 were as follows:

1)	For the three-month period ended September 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,519	12	—	84,257	40	12,950
POSCO COATED & COLOR STEEL Co., Ltd.		209,472	—	—	—	11,436	75
POSCO ICT		429	—	—	65,204	11,385	43,657
eNtoB Corporation		4	—	100,009	16,123	48	5,695
POSCO CHEMICAL CO., LTD		87,944	5,133	115,469	2,281	75,739	503
POSCO ENERGY CO., LTD.		970	460	3,454	—	—	9,313
POSCO SPS		232,942	—	—	—	10,950	196
POSCO INTERNATIONAL Corporation		2,740,847	—	443,365	—	—	2,402
POSCO Thainox Public Company Limited		78,008	—	—	—	—	—
POSCO Canada Ltd.		—	115	66,813	—	—	—
POSCO Asia Co., Ltd.		5	18	—	—	—	834
Qingdao Pohang Stainless Steel Co., Ltd.		49,771	—	—	—	—	—
POSCO JAPAN Co., Ltd.		408,035	—	5,993	—	—	1,915
POSCO-VIETNAM Co., Ltd.		119,680	—	—	—	—	27
POSCO MEXICO S.A. DE C.V.		123,634	40	—	—	—	420
POSCO Maharashtra Steel Private Limited		268,945	79	—	—	—	31
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		52,008	—	—	—	—	—
POSCO VST CO., LTD.		55,872	—	—	—	—	12
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	465,531	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		73,591	73	—	—	—	—
Others		359,051	1,275	97,692	17,567	71,322	41,583

		4,862,727	7,205	1,298,326	185,432	180,920	119,613

Associates and joint ventures
SNNC		30,259	—	224,001	—	—	54
POSCO-SAMSUNG-Slovakia Processing Center		23,401	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	127,551	589,980	—	—	—
Others		10,102	1,664	29,022	—	—	13,361

		63,762	129,215	843,003	—	—	13,415

	~~W~~	4,926,489	136,420	2,141,329	185,432	180,920	133,028

2)	For the three-month period ended September 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,620	11	—	101,179	—	4,938
POSCO COATED & COLOR STEEL Co., Ltd.		103,572	124	—	—	6,290	41
POSCO ICT		659	1	—	63,729	10,010	44,219
eNtoB Corporation		4	—	47,528	6,004	27	5,391
POSCO CHEMICAL CO., LTD		56,264	5,141	113,227	3,389	72,171	189
POSCO ENERGY CO., LTD.		643	901	2,379	—	—	5,599
POSCO SPS		125,566	—	—	—	10,578	293
POSCO INTERNATIONAL Corporation		1,450,981	1,227	122,652	—	—	1,210
POSCO Thainox Public Company Limited		119,514	—	—	—	—	—
POSCO Canada Ltd.		—	162	38,861	—	—	—
POSCO Asia Co., Ltd.		441,511	37	33,125	957	12	1,346
Qingdao Pohang Stainless Steel Co., Ltd.		34,269	—	—	—	—	20
POSCO JAPAN Co., Ltd.		227,977	—	13,162	1,988	—	1,340
POSCO-VIETNAM Co., Ltd.		81,739	16	—	—	—	39
POSCO MEXICO S.A. DE C.V.		39,189	59	—	—	—	—
POSCO Maharashtra Steel Private Limited		56,925	696	—	—	—	97
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,018	—	—	—	—	—
POSCO VST CO., LTD.		30,869	148	—	—	—	103
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	235	104,312	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		59,984	—	—	—	—	—
Others		179,113	2,209	14,535	7,683	58,361	33,709

		3,035,417	10,967	489,781	184,929	157,449	98,534

Associates and joint ventures
SNNC		1,432	625	153,008	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		12,275	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	39,112	315,180	—	—	—
Others		11,317	7,016	17,834	—	—	10,366

		25,024	46,753	486,022	—	—	10,366

	~~W~~	3,060,441	57,720	975,803	184,929	157,449	108,900

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of September 30, 2021 and December 31, 2020 are as follows:

1)	September 30, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	4,269	4	4,273	—	38,461	314	38,775
POSCO COATED & COLOR STEEL Co., Ltd.		110,729	—	110,729	—	6	6,246	6,252
POSCO ICT		166	—	166	2,999	48,750	24,970	76,719
eNtoB Corporation		—	—	—	649	24,717	—	25,366
POSCO CHEMICAL CO., LTD		29,433	4,093	33,526	12,596	49,911	17,810	80,317
POSCO ENERGY CO., LTD.		1,092	8	1,100	—	2,051	11,288	13,339
POSCO SPS		127,313	—	127,313	14	1,343	4,911	6,268
POSCO INTERNATIONAL Corporation		1,215,427	10	1,215,437	5,047	523	502	6,072
POSCO Thainox Public Company Limited		57,404	—	57,404	—	—	—	—
POSCO Asia Co., Ltd.		—	718	718	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		27,134	—	27,134	—	—	—	—
POSCO MEXICO S.A. DE C.V.		151,673	791	152,464	—	—	—	—
POSCO Maharashtra Steel Private Limited		420,910	1,606	422,516	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		266,356	1,478	267,834	—	—	—	—
Others		589,136	18,938	608,074	114,754	37,832	82,586	235,172

		3,001,042	27,646	3,028,688	136,059	203,594	148,627	488,280

Associates and joint ventures
SNNC		3,772	60	3,832	50,612	7	—	50,619
Roy Hill Holdings Pty Ltd		—	127,551	127,551	413,548	—	—	413,548
Others		665	23,585	24,250	4,998	973	—	5,971

		4,437	151,196	155,633	469,158	980	—	470,138

	~~W~~	3,005,479	178,842	3,184,321	605,217	204,574	148,627	958,418

2)	December 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.		63,520	—	63,520	—	180	3,709	3,889
POSCO ICT		245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation		—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD		19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.		261	122	383	—	2,995	12,508	15,503
POSCO SPS		72,009	—	72,009	—	2,352	4,175	6,527
POSCO INTERNATIONAL Corporation		534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited		39,920	—	39,920	—	—	—	—
POSCO Asia Co., Ltd.		239,847	898	240,745	3,958	258	—	4,216
Qingdao Pohang Stainless Steel Co., Ltd.		25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.		71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited		173,285	2,006	175,291	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		258,563	1,845	260,408	—	—	—	—
Others		227,288	28,117	255,405	41,564	30,433	82,716	154,713

		1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851

Associates and joint ventures
SNNC		106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd		—	52,076	52,076	201,924	—	—	201,924
Others		818	17,882	18,700	6,704	—	—	6,704

		924	70,186	71,110	242,008	—	—	242,008

	~~W~~	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(d)	For the nine-month periods ended September 30, 2021 and 2020, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2021		September 30, 2020
Short-term benefits	~~W~~	33,115	31,687
Long-term benefits		4,530	3,192
Retirement benefits		11,320	5,425

	~~W~~	48,965	40,304

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

1)

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2021, 41 million tons of iron ore and 6 million tons of coal remained to be purchased under such long-term contracts.

2)

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

3)

The Company entered into consecutive voyage charter (CVC) contract for the transportation of raw materials. As of September 30, 2021, there are 38 vessels under contract and the average remaining contract period is about 9 years.

4)

As of September 30, 2021, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2021, the ending balance of the borrowing amounts to USD 1.02 million.

5)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

6)	The Company has deposited 2,932,480 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2021.

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2021

(Unaudited)

(b)	As of September 30, 2021, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 36 lawsuits aggregating to ~~W~~72.6 billion as defendant as of September 30, 2021, which arise from the ordinary course of business such as claim for confirmation of employee status. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of September 30, 2021.

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2021 and 2020 were as follows:

(in millions of Won)	September 30, 2021		September 30, 2020
Trade accounts and notes receivable, net	~~W~~	(2,363,173)	278,234
Other accounts receivable		(64,636)	111,238
Accrued revenues		17,797	—
Inventories		(2,428,017)	1,138,481
Prepaid expenses		(18,407)	(16,945)
Other current assets		(117)	(2,821)
Long-term guarantee deposits		309	(318)
Derivative assets		632	9,719
Other non-current assets		(18,154)	1,329
Trade accounts and notes payable		816,686	485,595
Other accounts payable		(159,873)	(72,903)
Accrued expenses		68,239	(48,006)
Advances received		(1,625)	1,680
Withholdings		19,792	1,844
Unearned revenue		38,104	(5,414)
Other current liabilities		(29,477)	(22,760)
Derivative liabliities		15,090	8,905
Payments of severance benefits		(106,174)	(105,397)
Plan assets		94,932	36,811
Other non-current liabilities		2,659	(6,951)

	~~W~~	(4,115,413)	1,792,321

35. Events after the Reporting Period

Pursuant to the resolution of the Board of Directors on November 5, 2021, the Company decided to pay interim cash dividends of ~~W~~5,000 per common share (total dividend: ~~W~~378.1 billion).

46